Filed Pursuant to Rule 424(b)(5)
Registration No. 333-147935

Prospectus Supplement
(To Prospectus dated December 7, 2007)

8,134,002 Shares

The Great Atlantic & Pacific Tea Company, Inc.
Common Stock

This is an offering from time to time of up to an aggregate of 8,134,002 shares of common stock of The Great Atlantic & Pacific Tea Company, Inc. (“A&P”). The shares of our common stock being offered hereby are shares that we will loan to affiliates of Banc of America Securities LLC and Lehman Brothers Inc., the underwriters for this offering, which affiliates we refer to as the “share borrowers,” pursuant to share lending arrangements. These shares are referred to in this prospectus supplement as the “borrowed shares.” Pursuant to the share lending agreements, we have agreed to lend to such affiliates up to 11,278,988 shares of our common stock.

We will not receive any proceeds from the sale of the borrowed shares in this offering, but we will receive a nominal lending fee of $0.001 per share from the share borrowers for the use of these shares. The share borrowers, who are affiliates of the underwriters, will receive all the proceeds from the sale of the borrowed shares. The share borrowers have informed us that they intend to use the short position created by the share loan to facilitate transactions by which investors in our 5.125% Convertible Senior Notes due 2011 and our 6.75% Convertible Senior Notes due 2012, which we refer to collectively as the “convertible notes” and which are being offered in a concurrent registered offering, may hedge their investments in such convertible notes through short sales or privately negotiated derivative transactions, and borrowed shares may also be used in connection with hedging convertible note hedge and warrant transactions that we entered into in connection with the issuance of convertible notes. Up to 1,833,250 of the borrowed shares of our common stock offered hereby are expected to be offered on a delayed basis and used for this purpose. See “Description of Share Lending Agreements”, “Description of Concurrent Offering of Convertible Senior Notes and Convertible Note Hedge and Warrant Transactions” and “Underwriting.” We believe that under U.S. generally accepted accounting principles, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share.

Our common stock is traded on the New York Stock Exchange under the symbol “GAP”. The closing price of our common stock on December 12, 2007 was $28.54 per share.

The borrowed shares of common stock offered hereby may be offered for sale in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. 6,300,752 of these shares will be initially offered at $28.00 per share and the remaining borrowed shares will subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

The delivery of the borrowed shares being offered hereby is contingent upon the closing of our convertible notes offering. We expect that delivery of 6,300,752 of the borrowed shares will be made concurrently with the closing of the convertible notes offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver 6,300,752 of the borrowed shares on or about December 18, 2007.

Joint Book-Running Managers

Banc of America Securities LLC	Lehman Brothers

December 12, 2007

Pathmark

superfresh

FoodBasics
THE SAVINGS NEVER STOP

waldbaum's

A&P
fresh

A&P

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement and the related prospectus or in the documents incorporated by reference herein, or in any other offering material provided by us or the underwriters. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement may be accurate only as of its date.

In making an investment decision regarding the securities offered by this prospectus supplement, you must rely on your own examination of our company and the terms of the offering, including, without limitation, the merits and risks involved. The offering is being made on the basis of this prospectus supplement and the accompanying prospectus and any other offering material provided by us or the underwriters. Any decision to purchase common stock in the offering must be based on

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the information contained in this prospectus supplement and the accompanying prospectus or the documents incorporated by reference herein or therein, or in any other offering material provided by us or the underwriters. No person is authorized in connection with any offering made by this prospectus supplement and the accompanying prospectus to give any information or to make any representation not contained in this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein, or in any other offering material provided by us or the underwriters and, if given or made, any other information or representation must not be relied upon as having been authorized by us or the underwriters. The information contained in this prospectus supplement is as of the date hereof and subject to change, completion or amendment without notice. Neither the delivery of this prospectus supplement at any time nor any subsequent commitment to enter into any financing shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus supplement or in our affairs since the date of this prospectus supplement.

The information contained in this prospectus supplement has been furnished by us and other sources that we believe to be reliable. This prospectus supplement contains summaries, believed to be accurate, of some of the terms of specific documents, but reference is made to the actual documents, copies of which will be made available upon request, for the complete information contained in those documents. All summaries are qualified in their entirety by this reference.

Numerical figures included in this prospectus supplement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

We reserve the right to withdraw the offering of our common stock at any time, and the underwriters and we reserve the right to reject any commitment to subscribe for our common stock, in whole or in part, and to allot to you less than the full amount of common stock subscribed for by you. We are making this offering subject to the terms described in this prospectus supplement.

This prospectus supplement does not constitute an offer to sell common stock, nor a solicitation of an offer to buy common stock, in any jurisdiction where the offering is not permitted.

ABOUT THIS PROSPECTUS

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described below under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

PRESENTATION OF FINANCIAL INFORMATION

We refer to the terms “EBITDA” and “Adjusted EBITDA” in various places in this prospectus supplement. Please see “Summary—Summary Unaudited Pro Forma Consolidated Financial Data,” “Summary—Summary Financial Data for A&P” and “Summary—Summary Financial Data for Pathmark” for a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this prospectus supplement and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measures.

EBITDA and Adjusted EBITDA are not financial measures under GAAP. However, we present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of performance and believe that they are frequently used by securities analysts, investors and other interested parties to evaluate the performance of companies in our industry. In addition, our management uses EBITDA internally to compare the profitability of our stores.

EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and Adjusted EBITDA should not be assessed in isolation from or construed as substitutes for net income (loss), which is prepared in accordance with GAAP. EBITDA and Adjusted EBITDA are not intended to represent, and should not be considered to be more meaningful measures than, or alternatives to, measures of financial performance as determined in accordance with GAAP. You are cautioned not to place undue reliance on EBITDA or Adjusted EBITDA or ratios calculated using these measures.

A&P’s 2004 fiscal year means the 52 week period from February 29, 2004 through February 26, 2005. A&P’s 2005 fiscal year means the 52 week period from February 27, 2005 through February 25, 2006. A&P’s 2006 fiscal year means the 52 week period from February 26, 2006 through February 24, 2007. Pathmark’s 2004 fiscal year means the 52 week period from February 1, 2004 through January 29, 2005. Pathmark’s 2005 fiscal year means the 52 week period from January 30, 2005 through January 28, 2006. Pathmark’s 2006 fiscal year means the 53 week period from January 29, 2006 through February 3, 2007.

PRESENTATION OF STORE INFORMATION

In connection with our merger with Pathmark, completed on December 3, 2007, A&P and Pathmark were required to commit to divest six stores to satisfy antitrust requirements. The historical and pro forma financial information herein does not give effect to these store divestitures. In addition, A&P has recently exited the Midwest and the Greater New Orleans market. Descriptions of A&P’s business in this prospectus supplement and certain statistics related thereto (other than with respect to historical and pro forma financial information for the six divested stores or as otherwise specified) do not include (i) A&P’s Sav-A-Center stores in Louisiana and Mississippi which have been sold and/or have ceased operations or (ii) A&P’s Farmer Jack stores in Michigan, which have been sold and/or have ceased operations, or (iii) the six stores required to be divested by A&P and Pathmark in connection with the merger to satisfy antitrust requirements. Summary and selected financial information, except to the extent footnoted, include A&P’s Canadian operations, which were sold on August 13, 2005.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference statements that are forward-looking statements within the meaning of the federal securities laws, including statements about our expectations, beliefs, intentions and strategies for the future, including without limitation, statements about potential cost savings and synergies resulting from our acquisition of Pathmark. We have identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “may,” “will,” “should” and “intends” and the negative of these words or other comparable terminology.

These statements involve known and unknown risks and uncertainties, including risks resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities and other business conditions. Our company’s actual results may differ materially from results anticipated in these forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include but are not limited to:

•	The integration of Pathmark into A&P’s business;

•	Competitive practices and pricing in the food industry generally and particularly in our principal markets;

•	The timing, cost and execution of new store openings, relocations, remodels, sales and closures;

•	Our relationships with our employees;

•	The unanticipated loss of key personnel;

•	The terms of future collective bargaining agreements, labor strikes or union organizational efforts;

•	The costs and other effects of lawsuits and administrative proceedings;

•	The nature and extent of continued consolidation in the food industry;

•	Changes in the financial markets which may affect our cost of capital or the ability to access capital;

•	Supply or quality control problems with our vendors;

•	Governmental and regulatory actions;

•	The ability to manage growth;

•	The ability to execute programs to achieve profit goals and improve productivity;

•	Natural disasters, terrorist attacks or war;

•	Fluctuations in fuel costs;

•	Difficulties developing, maintaining, upgrading and securing new or existing information technology systems;

•	Changes in economic conditions, which may affect the buying patterns of our customers; and

•	Other factors referenced in this prospectus supplement and the documents incorporated by reference herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update these statements, whether as a result of changes in underlying factors, new information, future events or other developments. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings also are available on the SEC’s website at http://www.sec.gov. In addition, our SEC filings are available to you through the New York Stock Exchange, or NYSE, the exchange on which our common stock is listed, at 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 to register the common stock offered hereby. This prospectus supplement and the accompanying prospectus are a part of that registration statement. As allowed by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information that is in the registration statement and the exhibits to the registration statement. For further information about A&P, investors should refer to the registration statement and its exhibits. The registration statement is available at the SEC’s public reference room or website as described above.

We “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we are disclosing important information to you by referring you to other documents filed separately with the SEC. These documents contain important information about A&P and are an important part of this prospectus supplement and the accompanying prospectus. We incorporate by reference in this prospectus supplement the documents listed below:

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our annual report on Form 10-K for the fiscal year ended February 24, 2007 (including portions of our Annual Report to Stockholders for the year ended February 24, 2007 incorporated by reference therein) and our current report on Form 8-K filed on October 24, 2007 which retrospectively revises our Form 10-K to reflect the reclassification of A&P’s stores in the Greater New Orleans area and the Midwest as discontinued operations and the revision of our reportable segments;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended June 16, 2007 and September 8, 2007;

•	those portions of our definitive proxy statement on Schedule 14A dated May 25, 2007 incorporated by reference in our annual report on Form 10-K for the year ended February 24, 2007;

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our current reports on Form 8-K and amendments thereto filed on February 28, 2007, March 5, 2007, March 6, 2007, March 14, 2007, April 20, 2007, April 26, 2007, May 7, 2007, May 21, 2007, May 31, 2007, June 21, 2007, June 25, 2007, July 16, 2007, July 23, 2007, August 8, 2007, August 24, 2007, September 19, 2007, September 20, 2007, October 22, 2007, October 24, 2007, November 6, 2007, November 7, 2007, November 8, 2007, November 19, 2007, November 26, 2007, November 30, 2007, December 4, 2007, December 6, 2007 and December 7, 2007;

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the description of A&P’s common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating that description; and

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all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the offering made under this prospectus supplement and the accompanying prospectus.

Nothing in this prospectus supplement shall be deemed to incorporate information furnished, but not filed, with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus supplement conflicts with, negates, modifies or supersedes that statement. Any statement that is so modified or superseded will not constitute a part of this prospectus supplement, except as modified or superseded.

In addition, we are incorporating by reference in this prospectus the consolidated financial statements of Pathmark Stores, Inc. as of February 3, 2007 and January 28, 2006 and for the 53 week period ended February 3, 2007 and each of the 52 week periods ended January 28, 2006 and January 29, 2005, and the reports with respect thereto, included on pages 27 to 67 of Pathmark’s annual report on Form 10-K for the fiscal year ended February 3, 2007 and the consolidated financial statements of Pathmark Stores, Inc. as of August 4, 2007 and for the 13 and 26 week periods ended August 4, 2007 and July 29, 2006 included on pages 2 and 16 of Pathmark’s quarterly report on Form 10-Q for the fiscal quarter ended August 4, 2007.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through the SEC’s public reference room or website as described above. You also may request a copy of any document incorporated by reference in this prospectus supplement (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by calling us at (201) 571-8748 or writing us at the following address: The Great Atlantic & Pacific Tea Company, Inc., 2 Paragon Drive, Montvale, NJ 07645, Attention: Investor Relations.

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MARKET DATA

References herein to the New York metropolitan area refer to (i) the following counties in New York—Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester, (ii) the following counties in New Jersey—Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Sussex and Union and (iii) Pike County in Pennsylvania.

In this prospectus supplement we refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in this prospectus supplement are based on independent industry publications, including Metro Market Studies, 2007 Grocery Distribution and Analysis Guide (“Metro Market Studies”), or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this prospectus supplement, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified, and we cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data and the market share estimates set forth in this prospectus supplement, and beliefs and estimates based thereon, may not be reliable.

SUMMARY

You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus, as well as the financial statements and related notes thereto and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In this prospectus supplement, references to “A&P” refer to the Great Atlantic & Pacific Tea Company, Inc. and its subsidiaries on a consolidated basis before giving effect to the merger. References to “Pathmark” refer to Pathmark Stores, Inc. and its subsidiaries on a consolidated basis before giving effect to the merger. The use of the terms the “Company,” the “combined company,” “we,” “us,” and “our,” refer to A&P and Pathmark after giving effect to the merger. A&P’s acquisition of Pathmark is referred to as the “merger” or the “acquisition.”

Overview

Founded in New York City in 1859, A&P is one of the largest food retailers in the Northeastern United States and, as a result of our recent merger with Pathmark, according to Metro Market Studies, we have the #1 position in the New York metropolitan area, based on revenues and number of stores. A&P operates supermarkets, combination food and drug stores and liquor/wine stores in eight U.S. states and the District of Columbia. A&P’s business consists strictly of retail operations, which totaled 292 grocery and 24 liquor stores as of the date of the acquisition. For the 52 weeks ended September 8, 2007, A&P grocery stores generated on average sales per store and sales per selling square foot of $17 million and $619, respectively, and, as of September 8, 2007, averaged approximately 38,400 square feet in size.

Total revenue and Adjusted EBITDA for A&P were $5.4 billion and $115 million, respectively, for the last twelve-month period ended September 8, 2007. Pro forma revenues and pro forma Adjusted EBITDA for the combined company would have been $9.5 billion and $265 million, respectively, for the last twelve-month period ended September 8, 2007. See “Summary Unaudited Pro Forma Consolidated Financial Data” for a definition of Adjusted EBITDA. In addition, we expect to take steps to realize approximately $150 million of anticipated synergies on an annualized basis within two years of the merger. See “Risk Factors—Risks Relating to the Recent Merger with Pathmark—The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results.”

A&P sells groceries, meats, fresh produce and other items commonly offered in supermarkets. In addition, many of A&P’s stores emphasize departments such as baked goods, delicatessen, floral, fresh fish and cheese, and offer such additional services as in-store pharmacies and banking. A&P sells national, regional and local brands, as well as private label merchandise under the brand names America’s Choice, Master Choice, Health Pride and Savings Plus.

A&P’s well-established banners are located throughout the Northeastern United States. A&P operates supermarkets under the A&P banner in New York and Northern and Central New Jersey. Waldbaum’s stores are located on Long Island and in New York City. The Food Emporium stores are located in Fairfield County, Connecticut, Westchester County, New York, and Manhattan. Food Basics discount stores are located in New York, New Jersey and Pennsylvania. Additionally, A&P Super Foodmart stores operate in Connecticut, and Super Fresh supermarkets operate in Southern New Jersey, Pennsylvania, Delaware and Maryland.

Acquisition of Pathmark

A&P completed the acquisition of Pathmark on December 3, 2007. Pathmark is a leading supermarket operator in the densely populated New York and Philadelphia metropolitan areas operating under a single banner with 139 stores as of the date of the acquisition. Pathmark pioneered the large combination supermarket/drugstore format in the Northeast, opening its first such store in 1977, and is a leading dispenser of prescription drugs in its markets with its 127 full-service, in-store pharmacies. Over its 40 year history, Pathmark developed strong brand name recognition, customer loyalty and sales productivity. In addition to traditional grocery and pharmacy products, Pathmark’s stores offer an extensive range of general merchandise, and 67 Pathmark stores include in-store banking services. For Pathmark’s fiscal year ended February 3, 2007, Pathmark’s locations comprised approximately 7 million square feet of total space, averaging approximately 52,800 square feet per store. Pathmark’s average sales per selling square foot of approximately $725 in its 2006 fiscal year was among the highest in the supermarket industry. Pathmark stores are located in New Jersey, New York, Pennsylvania and Delaware.

Summary of Acquisition Benefits

We believe that A&P’s acquisition of Pathmark provides several strategic benefits, including the following:

•	Ability to profitably serve customers in the New York metropolitan area through the formation of a 455-store chain with significant scale with the #1 market position in the New York metropolitan area.

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We expect to take steps to achieve approximately $150 million of synergies on an annualized basis within two years of the closing of the merger through cost reductions in overhead, cost of goods sold, greater operating efficiencies and increased utilization of support facilities (see “Risk Factors—Risks Relating to the Recent Merger with Pathmark—The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results”).

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The opportunity to benefit from best practices in merchandising and store operations, by adding Pathmark’s traditional center-store/grocery merchandising strength to A&P’s emerging Fresh food marketing capability and strategy.

Competitive Strengths

We believe that we have a number of competitive strengths that will enable us to further enhance our position in our markets:

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Leading market positions and regional scale. With the acquisition of Pathmark, our retail network will grow to 455 stores with strategic locations across eight states and the District of Columbia. This will further enhance our market position in the New York metropolitan area. According to Metro Market Studies, we have a #1 market position in the New York metropolitan area. We believe this significant scale and market presence will improve our cost structure and enhance our ability to compete in what we believe to be a relatively fragmented Northeastern United States market.

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Operations concentrated in key Northeast markets. A&P has recently transformed its business to create a Northeast-focused retail entity in key markets. Through our recent divestitures of Southern and Midwest operations and the acquisition of Pathmark, we anticipate that we will be able to improve our operating results. Within these markets, we hold strong positions and favorable coverage and locations, and offer a diversified portfolio of retail brands. We believe we have enhanced our competitiveness, and we believe our operations are insulated to some degree from the incursion of mass retailers due to high real estate values and scarcity of new store locations in that region. We also believe that the high population density in our markets coupled with the geographic concentration of our stores will continue to provide substantial opportunities for economies of scale. We believe the population density of these markets, which are also primarily unionized, may pose some obstacles for competitors seeking certain premium real estate locations. As a result, we believe our existing store portfolio of well-situated urban and suburban locations would be difficult to replicate.

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Diverse and well-recognized portfolio of brands. A&P has been an iconic symbol of quality food retailing in the Northeastern United States since 1859. Over the years, through acquisitions and internal innovation, we have established and strengthened additional retail brands, such as Waldbaum’s and The Food Emporium in the New York area, and Super Fresh in the greater Philadelphia/Baltimore/Washington D.C. area, as well-regarded sources of quality food and associated products. The Pathmark banner adds another well-recognized brand, with a unique appeal and distinct yet sizeable shopper base, to complement our existing banners and broaden our marketing reach.

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Format-driven retail development. In 2005, A&P’s new management initiated a retail development strategy, focusing on three distinct concepts: the mainstream Fresh format and the more niche- oriented Discount and Gourmet formats for selected markets and locations. This departure from a “one-size-fits-all” conventional supermarket operation is designed to individually target and reach specific customer segments and appeal to the broadest population segments in each of our key Northeast markets. Since then, A&P’s capital plan has focused primarily on converting certain A&P conventional banner stores to the new Fresh format. We also revised the merchandising and operations of the Discount and Gourmet stores, which we continue to develop in selected locations. Since the beginning of 2005, A&P has opened or remodeled a total of 89 stores, resulting in 77 Fresh stores, nine Food Basics discount stores and three new-generation Food Emporium Gourmet stores. For A&P’s second fiscal quarter of 2007, comparable store sales for Fresh and Discount stores that had been remodeled in the past year increased approximately 19%, and returns on capital projects continue to exceed the associated cost of capital. The Pathmark acquisition adds a high volume, grocery-driven, competitive pricing format to the A&P roster, creating a combined retail portfolio that we believe will address all meaningful customer segments.

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Demonstrated ability to improve store operations, enhance merchandising efforts and realize cost savings. Under the present management, we believe that A&P has strengthened its store operations, improved field and store management and increased labor productivity within its operations. It has also initiated new and aggressive merchandising and marketing programs, and improved price competitiveness through a combination of regular pricing and promotional offerings, the introduction of a price freeze program and by holding weekly auctions with product suppliers designed to lower the cost of goods. Cost reduction and control has been and remains a high priority throughout the organization. A&P reduced administrative expenses by approximately $90 million from its 2005 fiscal year through its 2006 fiscal year and achieved annualized savings of approximately $40 million through the outsourcing of its distribution operations to C&S Wholesale Grocers, Inc. (“C&S”) in A&P’s 2006 fiscal year.

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Experienced, innovative management team. We have a strong and experienced senior management that is also among the most diverse and innovative teams in the retail food industry. President and Chief Executive Officer Eric Claus has led A&P since 2005, after guiding A&P’s former Canadian subsidiary through difficult economic and competitive times in Ontario. He set that operation on a new and profitable path by generating revenue and profit growth through various marketing initiatives and the disciplined execution of its Food Basics discount grocery operations, which is the predecessor of the current U.S. Food Basics operation. Upon the successful sale of the Canadian business, Mr. Claus assumed leadership of the U.S. operations and assembled a small group of talented and innovative senior executives. From within the A&P U.S. organization, he promoted Brenda Galgano, Senior Vice President and Chief Financial Officer and Allan Richards, Senior Vice President, Human Resources, Labor Relations and Legal Services. From A&P Canada, he appointed Paul Wiseman, Senior Vice President, Store Operations. From outside A&P, he recruited Rebecca Philbert, Senior Vice President, Merchandising & Supply and Logistics, who previously played a major role in the development of a lifestyle store format and merchandising initiative at a former employer; and Jennifer MacLeod, Senior Vice President, Marketing and Communications, also a prior associate of Mr. Claus in Canada, engaged to upgrade A&P’s marketing, advertising and communications. This Executive Management Team has worked to implement and execute A&P’s new retail strategy, establish an aggressive, retail -focused culture emphasizing fresh merchandising approaches, disciplined store operations and diligent cost control throughout the organization. Additionally, A&P benefits from the active involvement of our Executive Chairman and former Chief Executive Officer, Christian Haub, and Tengelmann Warenhandelsgesellschaft KG, a partnership organized under the laws of the Federal Republic of Germany (“Tengelmann”), our largest shareholder and an active investor in the retail food industry.

Strategy

Our strategy is to integrate Pathmark’s business into A&P’s business and continue to accelerate performance improvement initiatives in our core Northeast operations. Key elements of this strategy include:

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Integration of Pathmark operations. We expect that within approximately six months following the closing of the acquisition, Pathmark’s Carteret, New Jersey headquarters will be closed, with remaining personnel and operations relocated and consolidated at A&P’s headquarters in Montvale, New Jersey. Integration of store supply and logistics will be facilitated by the already existing relationship of A&P and Pathmark with C&S, a third party supply and logistics provider. Information technology (“IT”) integration will be facilitated by our existing IT infrastructure, which is highly scalable and has the capacity to accommodate Pathmark’s operations. We expect to substantially complete the IT integration within six months following the consummation of the acquisition. Total integration costs are expected to be $115 million and are expected to be incurred over the first 18 months following the acquisition. These costs include $85 million of expenses related to employment retention and severance, costs associated with changing certain contracts, and other integration and reorganization related expenses. The remaining $30 million represents capital costs, primarily relating to IT systems conversion.

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Significant financial and operating synergies. We project annual synergies from the acquisition of approximately $150 million after the full integration has been completed. We expect that approximately $80 million of this amount will be cost savings related to reductions in administrative expenses derived from the consolidation of Pathmark’s headquarters into A&P’s facilities in Montvale, New Jersey, the elimination of redundant functions between the two companies, and the integration of IT platforms. We expect approximately $40 million of this amount will be related to the reduction of cost of goods sold from larger scale purchasing and the use of best practices within merchandising. The remaining $30 million of synergies we expect will result from the following: more efficient logistics practices associated with simplifying and streamlining the supply chain with C&S (including the elimination of overlapping trucking routes), the reduction of stock keeping units and other supply chain redundancies; and reduced expenses related to marketing and advertising (including improved rates for consolidated circulars), and reductions in store operating expenses. We believe that steps will have been taken to realize half of these anticipated synergies within six months following the closing of the acquisition and expect to have taken steps to achieve all of these synergies within 18 to 24 months following the closing of the acquisition. See “Risk Factors—Risks Relating to the Recent Merger with Pathmark—The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results.”

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Generating revenue and profit growth through our portfolio of store formats. We believe we have strong growth potential in our new, multi-format marketing strategy. Our strategy is to increase sales per square foot across all of our store formats and to increase the percentage of higher-margin fresh products sold across each of our store formats. We expect to continue to convert the majority of A&P’s remaining conventional stores (which do not include Pathmark’s stores), now approximately 70% of A&P’s store portfolio, to our new and successful Fresh format. We believe this format will continue to appeal to customers, driving sales and improving profitability through its increased distribution of higher-margin fresh products. In selected locations, our more niche-oriented Discount and Gourmet formats allow us to tailor our offerings to relevant market needs and give us greater flexibility in addressing market opportunities. With the acquisition, we will also work to leverage the Pathmark brand, banner and format. We believe that Pathmark adds a powerful competitive pricing concept that will broaden our customer reach and grow our corporate sales productivity. With the addition of Pathmark and the expected conversion of the majority of A&P’s remaining conventional stores, we expect the combined company’s store formats to include the following (in addition to our conventional stores):

➢

Fresh format. Operating under the A&P Super Foodmart, Waldbaum’s, and Super Fresh banners, Fresh stores represent A&P’s heritage of offering the best in fresh products at competitive prices. These stores are characterized by an extensive offering of fresh and organic products, high product quality standards and a large grocery assortment. Fresh stores target middle to upper-income consumers with their focus on a fresh product offering, usually featuring full-service meat, produce, seafood, delicatessen, bakery and floral sections. We expect that over time, a majority of A&P’s existing store base (which does not include Pathmark’s stores) will be comprised of Fresh stores.

➢

Pathmark. Pathmark’s stores complement A&P’s existing store base with their big-box format, value appeal and presence in urban markets. Over the years, Pathmark has successfully tailored its merchandising to local markets, customizing its offerings at the store level to serve its diverse customer base, and augmenting its food business with extensive pharmacy and healthcare and beauty offerings. Moreover, we plan to incorporate Pathmark’s center store strength into our merchandising organization. We believe this will result in continuity for the Pathmark stores, enhanced grocery capability for our Fresh, Discount and Gourmet formats, and the continued development of Pathmark’s own fresh food offering. We believe the diversity of these two approaches will appeal to the broadest spectrum of consumers, and over time, also give us the ability to customize formats to best serve their needs across our Northeast markets.

➢

Discount format. A&P’s discount stores, operating under the Food Basics banner, have achieved improved operating results over the past two years. Utilizing the approach pioneered by A&P’s original Food Basics operation in Canada, this store format targets the value-conscious shopper by offering a quality assortment of groceries and fresh foods at competitive prices. Our management has revamped the Food Basics operations, with a view toward improving the shopping atmosphere and tailoring merchandising to local ethnic and other neighborhood considerations. Now an increasing part of A&P’s portfolio in terms of sales and contribution, we believe this format caters to a variety of income classes with its neighborhood format and price and value appeal.

➢

Gourmet format. Converted Gourmet stores will operate under The Food Emporium Fine Foods banner, which will serve Manhattan and selected suburban areas as a neighborhood destination for gourmet and specialty foods, in addition to meeting basic food shopping needs. The stores will offer world-class quality foods and a high level of service and convenience at a price competitive to other gourmet grocery formats. We expect that fresh food products will represent approximately two-thirds of sales at Gourmet stores, which cater primarily to high- income customers. As of the date of this prospectus supplement, we have three Gourmet stores, all in Manhattan.

Recent Divestitures

In connection with A&P’s strategy to devote resources to expanding its Northeast core business, A&P has sold most of its Farmer Jack operations in Michigan and ceased operations in its remaining Farmer Jack stores and sold most of its Sav-A-Center supermarkets in the Greater New Orleans area and ceased operations in the remaining Sav-A-Center stores. Proceeds from the sale of Farmer Jack totaled approximately $65 million, including inventory. Proceeds from the sale of Sav-A-Center are expected to be approximately $64 million, including inventory (with $60 million received to date). At the closing of the second quarter of A&P’s 2007 fiscal year, both Farmer Jack and Sav-A-Center were classified as discontinued operations.

On August 14, 2007, Pathmark announced the sale of its leasehold interests in one of its stores to CPS Operating Company LLC. Upon anticipated closing of the proposed transaction, we expect to receive $87 million for the sale of the lease, and the buyer will assume all duties and obligations of the lease. The proposed transaction is currently expected to close in the fourth quarter of our current fiscal year and is subject to customary closing conditions.

In connection with the acquisition of Pathmark, A&P and Pathmark were required to commit to divest six stores to satisfy antitrust requirements. We have entered into purchase agreements in connection with these divestitures and expect these transactions to close following the consummation of this offering.

Certain Third Quarter Results

We expect A&P’s comparable store sales for the 12 weeks ended December 1, 2007 to have increased by a range of 2.8% to 3.2% as compared to the prior period ended December 2, 2006. Pathmark’s net sales and Adjusted EBITDA for the 13 weeks ended November 3, 2007 were approximately $970.1 million and $28.0 million, respectively, compared to $978.1 million and $30.6 million, respectively, for the 13 weeks ended October 28, 2006. Pathmark’s comparable store sales for the 13 weeks ended November 3, 2007 decreased 0.4% as compared to the prior period ended October 28, 2006.

A&P’s third quarter estimates included above are unaudited, are subject to completion, and reflect our current best estimates and may be revised as a result of management’s further review of our results for the third quarter of 2007. During the course of the preparation of A&P’s final consolidated quarterly financial statements and related notes, we may identify items that would require us to make material adjustments to the preliminary financial information presented above. In addition, Pathmark’s third quarter estimates included above are unaudited and reflect its current best estimates.

The Transactions

Pathmark Acquisition Agreement. On March 4, 2007, A&P entered into a definitive merger agreement to acquire Pathmark for approximately $1.4 billion in cash, stock and debt assumption or retirement. On December 3, 2007, a newly formed wholly owned subsidiary of A&P was merged with and into Pathmark, with Pathmark continuing as the surviving corporation and a wholly owned subsidiary of A&P. As consideration for the acquisition of Pathmark, each share of Pathmark common stock was converted into the right to receive (i) 0.12963 of a share of A&P common stock (the “exchange ratio”) and (ii) $9.00 in cash. Shares of A&P common stock received by Pathmark stockholders in the merger are listed on the NYSE under the symbol “GAP.” Shares of A&P common stock continue to be traded on the NYSE, but shares of Pathmark common stock are no longer publicly listed or traded.

Approximately 83% of the combined company, on a fully diluted basis, is held by former A&P shareholders and approximately 17% is held by former Pathmark shareholders. The Yucaipa Companies, Pathmark’s largest shareholder, exchanged its Series A and Series B warrants to purchase Pathmark common stock for warrants to purchase A&P common stock and holds approximately 8.6% of the combined entity on a fully diluted basis. See “Certain Relationships and Related Party Transactions.” Tengelmann, A&P’s former majority shareholder, remains the largest single shareholder of the combined entity, with approximately 43% beneficial ownership on a fully diluted basis following the closing of the acquisition.

New Credit Facility. In connection with the closing of the acquisition, we entered into a five-year senior secured revolving credit facility (the “ABL facility”) that provides up to $675 million of revolving loans (with a $100 million uncommitted incremental loan), subject to borrowing base limitations. The ABL facility is guaranteed by our material domestic subsidiaries that are not borrowers thereunder and is secured by substantially all of our assets. The ABL facility contains customary representations, warranties, covenants and other agreements.

Discharge of Pathmark Notes. The Company discharged all of Pathmark’s outstanding 8.75% Senior Subordinated Notes due 2012 (the “Pathmark Notes”) on the closing date of the merger.

Description of Concurrent Transactions

Convertible Notes Offering. Concurrently with this offering of common stock, we are offering $150 million aggregate principal amount of our convertible notes due 2011 (the “2011 notes”) (or $165 million if the underwriters exercise in full their option to purchase additional 2011 notes) and $230 million aggregate principal amount of our convertible notes due 2012 (the “2012 notes”) (or $255 if the underwriters exercise in full their option to purchase additional 2012 notes to cover any over-allotments) by means of a separate prospectus supplement and accompanying prospectus. We cannot give any assurance that the convertible note offering will be completed, and the delivery of the borrowed shares being offered hereby is contingent upon the closing of the convertible note offering. If the concurrent offering of convertible notes is completed, we expect that delivery of 6,300,752 of the borrowed shares will be made concurrently with the closing of the convertible notes offering. See “Description of Concurrent Offering of Convertible Senior Notes and Convertible Note Hedge and Warrant Transactions” for a description of the convertible notes offering.

Convertible Note Hedge and Warrant Transactions. In connection with the concurrent offering of the convertible notes, we entered into hedge transactions and warrant transactions, which we refer to together as the “convertible note hedge and warrant transactions,” we refer to the counterparties to the convertible note hedge and warrant transactions, which are affiliates of the underwriters, as the “hedge counterparties.” We intend to apply a portion of the net proceeds from the sale of the convertible notes to pay the cost of the convertible note hedge transactions in excess of the proceeds from the warrant transactions. In connection with these transactions, the hedge counterparties are expected to enter into various derivative transactions with respect to our common stock and may enter into, or may unwind, various derivative transactions or purchase or sell our common stock in secondary market transactions. These activities may have the effect of increasing, or preventing a decline in, the market price for our common stock; in addition, any hedging transactions by the hedge counterparties during the conversion reference period for the convertible notes may have an adverse impact on the trading price of our common stock. See “Risk Factors—Risks Relating to this Offering—The convertible note hedge and warrant transactions may affect the value of our common stock.”

Corporate and Stockholder Information

The Great Atlantic & Pacific Tea Company, Inc. is a publicly traded Maryland corporation. Our common stock is listed on the NYSE under the symbol “GAP.” Our headquarters and principal executive offices are located at 2 Paragon Drive, Montvale, New Jersey 07645. Our telephone number is (866) 443-7374, and our website address is www.aptea.com. Information contained in or linked to or from our website is not a part of this prospectus supplement and the accompanying prospectus.

The Offering

The following summary contains basic information about this offering and our common stock and is not intended to be complete. It may not contain all of the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus supplement entitled “Description of Common Stock,” the section of the accompanying prospectus entitled “Description of Securities—Capital Stock” and our certificate of incorporation and amended and restated bylaws, copies of which will be provided upon request.

Issuer	The Great Atlantic & Pacific Tea Company, Inc.

Common Stock Offered	Up to 8,134,002 shares

Common Stock to be Outstanding After this Offering

Up to 59,310,459 shares on a fully diluted basis taking into account shares issued in connection with our acquisition of Pathmark (includes 1,833,250 shares of common stock that are expected to be offered on a delayed basis following the consummation of this offering).

The New York Stock Exchange Symbol	Our common stock is listed on the New York Stock Exchange under the symbol “GAP”

Use of Proceeds

We will not receive any proceeds from this offering of shares of our common stock, but we will receive a nominal lending fee for the use of those shares. The share borrowers, who are affiliates of the underwriters, will receive all the proceeds from the sale of the borrowed shares. See “Description of Share Lending Agreements.”

Risk Factors

You should carefully consider the information set forth under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus, as well as the other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

Concurrent Transaction

Concurrently with this offering of common stock, we are offering $150 million of our 2011 notes (or $165 million if the underwriters exercise in full their option to purchase additional 2011 notes to cover any over-allotments) and $230 million 2012 notes (or $255 million if the underwriters exercise in full their option to purchase 2012 notes to cover any over-allotments by means of a separate prospectus supplement and accompanying prospectus. See “Description of Concurrent Offering of Convertible Senior Notes and Convertible Note Hedge and Warrant Transactions” for a description of the convertible notes offering.

Summary Unaudited Pro Forma Consolidated Financial Data

The following table sets forth summary unaudited pro forma consolidated financial data for the combined company. The summary unaudited pro forma consolidated statement of operations data and other financial data for the 52 weeks ended September 8, 2007 gives effect to the merger as if it had occurred on September 10, 2006. The unaudited pro forma consolidated balance sheet data as of September 8, 2007 and the store operating data gives effect to the merger as if it had occurred on September 8, 2007. The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma data for the 52 weeks ended September 8, 2007 have been derived by adding the pro forma statement of operations data for the year ended February 24, 2007 and the pro forma statement of operations data for the six months ended September 8, 2007 and subtracting the pro forma data for the six months ended September 9, 2006. The pro forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the merger been consummated on the date indicated or that will be achieved in the future. The unaudited pro forma consolidated financial data below are only a summary and should be read in conjunction with the information under the captions “—Summary Financial Data for A&P,” “—Summary Financial Data for Pathmark,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Data for A&P,” “Selected Historical Financial Data for Pathmark,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—A&P” and A&P’s and Pathmark’s audited and unaudited consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement. The 52 weeks ended September 8, 2007 represents the most recent date for which all of the following financial data is available.

52 Weeks Ended Sept. 8, 2007
(Dollars in millions)
Statement of Operations Data:
Sales	$9,486.8
Cost of merchandise sold	(6,604.1)
Store operating, general and administrative expense	(2,936.5)

Loss from operations	(53.8)
Interest expense, net	(144.5)
Gain on sale of shares of Metro	78.4
Loss on sale of Canadian operations	(1.3)

Loss from continuing operations before income taxes	(121.2)
Benefit from income taxes	49.3
Loss from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$(71.9)

Cash Flow Data:
Capital expenditures	$240.9
Balance Sheet Data (at end of period):
Cash and cash equivalents	$82.6
Working capital	246.8
Total assets	3,640.5
Total debt(1)	1,293.7
Stockholders’ equity	544.6
Other Financial and Store Operating Data:
EBITDA(2)(3)	$255.7
Adjusted EBITDA(3)	265.1
Stores open at the end of the period	478
Ratio of Adjusted EBITDA to interest expense, net	1.8	x
Ratio of total debt to Adjusted EBITDA	4.9

(1)	Total debt includes (x) long-term and current portion of long-term debt, plus (y) long-term and current portion of obligations under capital leases, plus (z) long-term real estate liabilities.

(2)

Includes approximately $6 million of store-level EBITDA related to the six stores A&P and Pathmark were required to commit to divest to satisfy antitrust concerns. Store-level EBITDA does not include allocation of corporate expenses.

(3)

EBITDA on a pro forma basis is defined as income (loss) from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction before interest, income taxes, depreciation and amortization, gain on sale of shares of Metro and loss on the sale of our Canadian operations. Adjusted EBITDA is EBITDA adjusted for certain items that our management excludes when evaluating the results of the ongoing business, which we believe are not indicative of future operating performance. EBITDA and Adjusted EBITDA are not measures of operating performance under generally accepted accounting principles, or GAAP, and should not be considered in isolation nor construed as an alternative to income from operations, net income (loss) or cash from operating, investing or financing activities, each as determined in accordance with GAAP. See “Presentation of Financial Information.”

A reconciliation of our reported (loss) from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction to EBITDA and Adjusted EBITDA is as follows:

52 Weeks Ended Sept. 8, 2007
(Dollars in millions)
(Loss) from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$(71.9)
Adjustments:
Benefit from income taxes	(49.3)
Interest expense, net	144.5
Depreciation and amortization	309.5
Gain on sale of shares of Metro(a)	(78.4)
Loss on sale of Canadian operations(b)	1.3

EBITDA	$255.7

Adjustments:
Net restructuring costs(c)	$11.6
Real estate related activity(d)	(31.0)
Pathmark acquisition(e)	17.7
Withdrawal from a multi-employer pension plan(f)	7.0
Non-cash stock based compensation expense(g)	18.1
Revenue from IT services agreement with Metro (h)	(14.0)

Adjusted EBITDA(i)	$265.1

(a)

Represents the gain on the March 13, 2007 sale of 6,350,000 shares of Metro, from which A&P received net proceeds of $203.5 million, which were used to partially fund the acquisition, and does not give effect to the sale of A&P’s remaining shares of Metro on November 26, 2007.

(b)	Represents expenses incurred in connection with the sale of A&P Canada to Metro in 2005.

(c)

Represents the cost of one-time labor buyouts for store employees, severance for administrative employees for both A&P and Pathmark, termination costs related to the transition of A&P’s warehouse operations to C&S and A&P’s costs related to office consolidation.

(d)	Represents net gains from the sale of A&P’s and Pathmark’s owned and leased facilities, partially offset by A&P’s occupancy reserves for closed locations and impairment charges.

(e)	Represents non-capitalizable expenses incurred by A&P and Pathmark in connection with the acquisition, such as consulting, legal, accounting and advisory fees.

(f)	Represents the cost of Pathmark’s withdrawal from a multi-employer pension plan during its second fiscal quarter of 2007.

(g)	Represents the cost of A&P and Pathmark non-cash stock-based compensation expense in accordance with SFAS 123(R).

(h)	Represents revenue related to A&P’s IT services agreement with Metro, which expired in July 2007.

(i)

Adjusted EBITDA excludes approximately $150 million of expected annualized synergies from the acquisition as follows: (i) approximately $80 million resulting primarily from consolidation of Pathmark headquarters into A&P’s facilities in Montvale, the elimination of redundant functions between the two companies and integration of IT platforms, (ii) approximately $40 million primarily related to reductions in costs of goods sold from larger scale purchasing and use of best practices with merchandising and (iii) approximately $30 million resulting from more efficient logistics practices associated with simplifying and streamlining the supply chain with C&S, including the elimination of overlapping trucking routes, the reduction of stock keeping units and other supply chain redundancies; and reduced expenses related to marketing and advertising, including improved rates for consolidated circulars and reductions in store operating expenses. We expect to take steps to achieve such synergies on an annualized basis within two years following the acquisition. See “Risk Factors—Risks Relating to the Recent Merger with Pathmark—The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results.”

Summary Financial Data for A&P

The following table sets forth summary financial data for A&P. The summary financial data presented below for, and as of the end of, the three fiscal years ended February 26, 2005, February 25, 2006 and February 24, 2007 are derived from A&P’s audited consolidated financial statements. The following summary financial data for the 28 weeks ended September 9, 2006 and September 8, 2007 and the 52 weeks ended September 8, 2007 are derived from A&P’s unaudited quarterly consolidated financial statements and, in the opinion of our management, include all adjustments (consisting of normal recurring items) necessary for the fair presentation of the results for such periods. The results of operations for the 28 week period ended September 8, 2007 may not be indicative of the results of operations to be expected for the full fiscal year. This information should be read in conjunction with “Selected Historical Financial Data for A&P” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—A&P,” as well as the audited and unaudited consolidated financial statements for A&P and the notes thereto included incorporated by reference into this prospectus supplement.

	Fiscal Year Ended			28 Weeks Ended		52 Weeks Ended September 8, 2007
	February 26, 2005	February 25, 2006	February 24, 2007	September 9, 2006	September 8, 2007
	(Dollars in millions, except store operating data and per share data)
Statement of Operations Data:
Sales(1)	$8,923.5	$7,090.0	$5,369.2	$2,889.9	$2,953.5	$5,432.8
Cost of merchandise sold	(6,385.5)	(5,028.1)	(3,702.9)	(1,990.8)	(2,031.9)	(3,744.0)

Gross margin	2,538.0	2,061.9	1,666.3	899.1	921.6	1,688.8
Store operating, general and administrative expense	(2,514.7)	(2,232.8)	(1,693.5)	(913.1)	(920.6)	(1,701.0)

Income (loss) from operations	23.3	(170.9)	(27.2)	(14.0)	1.0	(12.2)
Gain (loss) on sale of Canadian operations	—	912.1	(1.3)	(0.3)	(0.3)	(1.3)
Gain on sale of shares of Metro	—	—	—	—	78.4	78.4
Interest expense	(107.4)	(84.4)	(65.9)	(34.8)	(34.3)	(65.4)
Interest and dividend income	2.2	12.9	9.0	6.3	8.3	11.0
Minority interest in earnings of consolidated franchises	0.8	(1.1)	—	—	—	—
Equity in earnings of Metro	—	7.8	40.0	19.8	7.9	28.1

(Loss) income from continuing operations before income taxes	(81.1)	676.4	(45.4)	(23.0)	61.0	38.6
(Provision for) benefit from income taxes	(0.5)	(158.3)	58.1	14.5	(2.5)	41.1

(Loss) income from continuing operations	(81.6)	518.1	12.7	(8.5)	58.5	79.7
Discontinued operations:
(Loss) income from operations of discontinued businesses, net of tax	(64.8)	(115.0)	7.1	2.1	(166.1)	(161.1)
(Loss) gain on disposal of discontinued businesses, net of tax	(41.6)	(10.4)	7.1	(0.2)	(48.9)	(41.6)

Loss on discontinued operations	(106.4)	(125.4)	14.2	1.9	(215.0)	(202.7)

Net (loss) income	$(188.0)	$392.7	$26.9	$(6.6)	$(156.5)	$(123.0)

Net (loss) income per share—basic:
Continuing operations	$(2.12)	$12.85	$0.31	$(0.21)	$1.39	$1.91
Discontinued operations	(2.76)	(3.11)	0.34	0.05	(5.13)	(4.86)

Net (loss) income per share—basic	$(4.88)	$9.74	$0.65	$(0.16)	$(3.74)	$(2.95)

Net (loss) income per share—diluted:
Continuing operations	$(2.12)	$12.72	$0.30	$(0.21)	$1.38	$1.89
Discontinued operations	(2.76)	(3.08)	0.34	0.05	(5.08)	(4.82)

Net (loss) income per share—diluted	$(4.88)	$9.64	$0.64	$(0.16)	$(3.70)	$(2.93)

Weighted average common shares outstanding:
Basic	38,558,598	40,301,132	41,430,600	41,362,113	41,857,990	41,696,398
Diluted	38,558,598	40,725,942	41,902,358	41,362,113	42,284,488	42,092,468
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$114.5	$(76.0)	$36.7	$16.9	$3.7	$23.5
Investing activities	(162.5)	459.3	48.8	50.3	75.5	74.0
Financing activities	4.2	(411.6)	(228.9)	(213.6)	(89.2)	(104.5)
Capital expenditures	216.1	191.1	208.2	120.3	79.8	167.7

	Fiscal Year Ended			28 Weeks Ended		52 Weeks Ended September 8, 2007
	February 26, 2005	February 25, 2006	February 24, 2007	September 9, 2006	September 8, 2007
	(Dollars in millions, except store operating data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$257.7	$229.6	$86.2	$83.3	$76.2	$76.2
Working capital	86.5	599.7	190.5	286.4	342.7	342.7
Total assets	2,802.0	2,498.9	2,111.6	2,180.2	2,166.7	2,166.7
Total debt(2)	1,025.1	578.8	648.6	660.6	555.6	555.6
Stockholders’ equity	233.8	671.7	430.7	389.4	451.0	451.0
Other Financial and Store Operating Data:
EBITDA(3)	$243.8	$3.1	$121.6	$65.4	$82.3	$138.5
Adjusted EBITDA(3)	181.5	115.1	110.9	68.3	72.0	114.6
Stores open at the end of the period	647	405	406	403	337	337
New store openings during period	24	3	10	1	3	3
Comparable store sales change	1.3%	0.2%	0.6%	0.8%	1.9%	—
Sales Data:
Sales	$8,923.5	$7,090.0	$5,369.2	$2,889.9	$2,953.5	$5,432.8
Revenue from IT services agreement with Metro	—	(9.2)	(17.7)	(9.5)	(5.8)	(14.0)
Sales from Canadian operations	(3,537.3)	(1,723.9)	—	—	—	—

Sales, excluding IT services agreement with Metro and Canadian operations	$5,386.2	$5,356.9	$5,351.5	$2,880.4	$2,947.7	$5,418.8

(1)	Includes revenues from IT services agreement with Metro and Canadian operations.
(2)	Total debt includes (x) long-term and current portion of long-term debt, plus (y) long-term and current portion of obligations under capital leases, plus (z) long-term real estate liabilities.
(3)

EBITDA is defined as net (loss) income before interest, income taxes, depreciation and amortization, equity in earnings of Metro, discontinued operations, gain on sale of shares of Metro, gain (loss) on sale of Canadian operations and minority interest. Adjusted EBITDA represents EBITDA adjusted for certain items that our management excludes when evaluating the results of the ongoing business, which we believe are not indicative of future operating performance. EBITDA and Adjusted EBITDA are not measures of operating performance under generally accepted accounting principles, or GAAP, and should not be considered in isolation nor construed as an alternative to income from operations, net income (loss) or cash from operating, investing or financing activities, each as determined in accordance with GAAP. See “Presentation of Financial Information.” A reconciliation of our net (loss) income to EBITDA and Adjusted EBITDA is as follows:

	Fiscal Year Ended			28 Weeks Ended		52 Weeks Ended September 8, 2007
	February 26, 2005	February 25, 2006	February 24, 2007	September 9, 2006	September 8, 2007
	(Dollars in millions)
Net (loss) income	$(188.0)	$392.7	$26.9	$(6.6)	$(156.5)	$(123.0)
Adjustments:
Depreciation and amortization	220.5	174.0	148.8	79.4	81.3	150.7
(Loss) gain on disposal of discontinued operations(a)	41.6	10.4	(7.1)	0.2	48.9	41.6
Gain (loss) on sale of Canadian operations(b)	—	(912.1)	1.3	0.3	0.3	1.3
Equity in earnings of Metro	—	(7.8)	(40.0)	(19.8)	(7.9)	(28.1)
Gain on sale of shares of Metro(c)	—	—	—	—	(78.4)	(78.4)
(Loss) income from operations of discontinued businesses	17.2	81.7	(36.1)	(17.9)	157.5	139.3
Depreciation and amortization on discontinued operations	47.6	33.3	29.0	15.8	8.6	21.8
Interest expense, net	105.2	71.5	56.9	28.5	26.0	54.4
Minority interest(d)	(0.8)	1.1	—	—	—	—
(Provision for) benefit from income taxes	0.5	158.3	(58.1)	(14.5)	2.5	(41.1)

EBITDA	$243.8	$3.1	$121.6	$65.4	$82.3	$138.5

	Fiscal Year Ended			28 Weeks Ended		52 Weeks Ended September 8, 2007
	February 26, 2005	February 25, 2006	February 24, 2007	September 9, 2006	September 8, 2007
	(Dollars in millions)
EBITDA	$243.8	$3.1	$121.6	$65.4	$82.3	$138.5
Adjustments:
Net restructuring costs(e)	8.4	108.7	10.0	7.2	4.3	7.1
Pathmark acquisition(f)	—	—	—	—	2.4	2.4
Real estate related activity(g)	(27.2)	(13.5)	(11.2)	(0.6)	(16.5)	(27.1)
Long Lived Asset Impairment	—	17.7	—	—	—	—
Early extinguishment of debt and write-off of deferred financing fees(h)	(0.8)	33.0	—	—	—	—
Self-insurance reserve adjustment(i)	19.9	—	—	—	—	—
Workers compensation state assessment charges(j)	—	9.7	—	—	—	—
Employee benefit costs(k)	(6.3)	—	—	—	—	—
Visa/Mastercard lawsuit settlement	—	(1.5)	—	—	—	—
Revenue from IT contract with Metro(l)	—	(9.2)	(17.7)	(9.5)	(5.8)	(14.0)
Canadian dollar hedge(m)	—	15.4	—	—	—	—
Non-cash stock based compensation expense	—	8.9	8.2	5.8	5.3	7.7
Income from Canadian operations(n)	(56.3)	(57.2)	—	—	—	—

Adjusted EBITDA	$181.5	$115.1	$110.9	$68.3	$72.0	$114.6

(a)

(Loss) gain on disposal of discontinued operations includes gains and losses from the disposal of real estate and asset write offs for A&P’s Midwest and Greater New Orleans businesses, including the effect of Hurricane Katrina.

(b)	On August 13, 2005, A&P completed the sale of its Canadian business to Metro.

(c)

Represents the gain on Metro shares from the March 13, 2007 sale of 6,350,000 shares of Metro, from which we received net proceeds of $203.5 million, which were used to partially fund the acquisition, and does not give effect to the sale of A&P’s remaining shares of Metro on November 26, 2007.

(d)	Represents the minority interest of franchisees’ interests in Food Basics stores in Canada.

(e)

Represents one-time labor buyouts for store employees, severance for administrative employees for A&P, termination costs related to the transition of A&P’s warehouse operations to C&S and A&P’s costs related to office consolidation.

(f)	Represents non-capitalizable expenses for the acquisition of Pathmark, such as consulting, legal, accounting and advisory fees.

(g)	Represents net gains from the sale of owned and leased facilities, offset by occupancy reserves for closed locations and impairment charges.

(h)	In fiscal year 2005, A&P repurchased the majority of its 7.75% Notes due April 15, 2007 and its 9.125% Senior Notes due December 15, 2011.

(i)	Represents the effect of rising costs on workers’ compensation and adverse development on prior year claims.

(j)	Represents estimated assessment charges in accordance with Statement of Position 97-3.

(k)	Represents the impact of the cost of a change in vacation policy for employees.

(l)	Represents revenue related to the IT services agreement with Metro, which expired in July 2007.

(m)	Represents the impact of a Canadian dollar hedge related to the sale of A&P’s Canadian operations.

(n)	Represents income from former Canadian operations that were sold on August 13, 2005.

Summary Financial Data for Pathmark

The following table sets forth summary financial data for Pathmark. The summary financial data presented below for, and as of the end of, the three fiscal years ended January 29, 2005, January 28, 2006 and February 3, 2007 are derived from Pathmark’s audited consolidated financial statements. The following summary financial data for the 26 weeks ended July 29, 2006 and August 4, 2007 and the 53 weeks ended August 4, 2007 are derived from Pathmark’s unaudited quarterly consolidated financial statements and, based upon representations made to A&P by Pathmark in the agreement to acquire Pathmark, in the opinion of Pathmark’s management, include all adjustments (consisting of normal recurring items) necessary for the fair presentation of the results for such periods. The results of operations for the 26-week period ended August 4, 2007 may not be indicative of the results of operations to be expected for the full fiscal year. This information should be read in conjunction with “Selected Historical Financial Data for Pathmark,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pathmark,” the audited and unaudited consolidated financial statements for Pathmark and the notes thereto incorporated by reference in this prospectus supplement.

	Fiscal Year Ended(1)			26 Weeks Ended		53 Weeks Ended Aug. 4, 2007(1)
	Jan. 29, 2005	Jan. 28, 2006	Feb. 3, 2007	July 29, 2006	Aug. 4, 2007
	(Dollars in millions, except per share data and store operating data)
Statement of Operations Data:
Net sales	$3,978.5	$3,977.0	$4,058.0	$2,001.4	$1,997.5	$4,054.1
Cost of goods sold	(2,846.1)	(2,846.3)	(2,875.2)	(1,427.0)	(1,411.9)	(2,860.1)

Gross profit	1,132.4	1,130.7	1,182.8	574.4	585.6	1,194.0
Selling, general and administrative expenses	(984.9)	(1,040.9)	(1,056.8)	(520.9)	(538.6)	(1,074.5)
Depreciation and amortization	(89.4)	(90.8)	(92.6)	(46.1)	(47.1)	(93.6)
Impairment of long-lived assets	(309.0)	—	—	—	(2.2)	(2.2)

Operating (loss) earnings	(250.9)	(1.0)	33.4	7.4	(2.3)	23.7
Interest expense	(67.0)	(64.7)	(62.3)	(30.9)	(31.8)	(63.2)

Loss before income taxes	(317.9)	(65.7)	(28.9)	(23.5)	(34.1)	(39.5)
Income tax benefit	9.3	25.6	10.6	9.3	6.8	8.1

Net loss	$(308.6)	$(40.1)	$(18.3)	$(14.2)	$(27.3)	$(31.4)
Weighted average number of shares outstanding - basic and diluted	30.1	43.5	52.1	52.0	52.4	—
Net loss per share—basic and diluted	$(10.26)	$(0.92)	$(0.35)	$(0.27)	$(0.52)	—
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$101.2	$27.4	$6.9	$17.3	$10.6	$0.2
Investing activities	(99.6)	(67.9)	(66.0)	(21.7)	(16.8)	(61.1)
Financing activities	32.1	71.3	13.8	(7.2)	11.3	32.3
Capital expenditures	119.0	64.5	71.8	34.7	36.1	73.2
Balance Sheet Data (at end of period):
Cash and cash equivalents	$42.6	$73.4	$28.1	$61.8	$33.2	$33.2
Total assets	1,253.4	1,254.6	1,132.4	1,225.7	1,125.5	1,125.5
Total debt	674.6	605.5	618.0	598.3	626.9	626.9
Other Financial and Store Operating Data:
EBITDA(2)	$(161.5)	$89.8	$126.0	$53.5	$44.8	$117.3
Adjusted EBITDA(2)	147.3	106.5	138.6	58.0	70.0	150.6
Stores open at the end of the period	143	141	141	141	141	141
Same-store sales change	(0.8%)	(0.8%)	0.4%	0.2%	(0.3%)	—

(1)	All fiscal years include 52 weeks, except for the year ended February 3, 2007, which includes 53 weeks.

(2)

EBITDA is defined as net loss before interest, income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted for certain items that our management excludes when evaluating the results of the ongoing business, which we believe are not indicative of future operating performance. EBITDA and Adjusted EBITDA are not measures of operating performance under generally accepted accounting principles, or GAAP, and should not be considered in isolation nor construed as an alternative to income from operations, net income (loss) or cash from operating, investing or financing activities, each as determined in accordance with GAAP. See “Presentation of Financial Information.” A reconciliation of Pathmark’s net loss to EBITDA and Adjusted EBITDA is as follows:

	Fiscal Years Ended(1)			26 Weeks Ended		53 Weeks Ended Aug. 4, 2007
	Jan. 29, 2005	Jan. 28, 2006	Feb. 3, 2007	July 29, 2006	Aug. 4, 2007
	(Dollars in millions)
Net loss	$(308.6)	$(40.1)	$(18.3)	$(14.2)	$(27.3)	$(31.4)
Interest expense	67.0	64.7	62.3	30.9	31.8	63.2
Income tax benefit	(9.3)	(25.6)	(10.6)	(9.3)	(6.8)	(8.1)
Depreciation and amortization	89.4	90.8	92.6	46.1	47.1	93.6

EBITDA	$(161.5)	$89.8	$126.0	$53.5	$44.8	$117.3

Adjustments:
Withdrawal from multi-employer pension plan	$—	$—	$—	$—	$7.0	$7.0
Impairment of long lived assets(a)	309.0	—	—	—	2.2	2.2
Non-cash stock based compensation	—	1.2	9.7	4.5	5.2	10.4
Gain on sale of real estate(b)	(1.5)	(0.2)	—	—	(6.1)	(6.1)
Strategic and merger related expenses(c)	1.3	1.1	2.9	—	12.4	15.3
Headcount reduction, store buyouts and employee separation costs(d)	—	14.6	—	—	4.5	4.5

Adjusted EBITDA	$147.3	$106.5	$138.6	$58.0	$70.0	$150.6

(a)

Based on Pathmark’s evaluation of its goodwill and long-lived assets, Pathmark recorded a non-cash impairment charge of $309.0 million, of which $293.8 million pertains to goodwill, which is not deductible for income tax purposes.

(b)	During the second quarter of fiscal 2007, Pathmark sold a former operating supermarket for proceeds of $7.5 million, resulting in a pre-tax gain of $5.5 million.

(c)

During the first six months of fiscal 2007, Pathmark incurred merger-related expenses of $12.4 million, comprised of $10.5 million for professional services and $1.9 million for retention bonuses. In fiscal 2005 and 2006, Pathmark incurred expenses for advisory, legal and accounting expenses in connection with the Yucaipa investment.

(d)

Pathmark offered a voluntary retirement incentive program to certain of its store associates covered by collective bargaining agreements (the “Store Labor Buyout”), in which 152 store associates accepted the Store Labor Buyout and agreed to retire effective no later than May 5, 2007.

RISK FACTORS

An investment in our common stock is subject to risks and uncertainties. You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding whether to purchase our common stock. Realization of any of these risks could have a material adverse effect on our business, financial condition, cash flows and results of operations or could materially affect the value or liquidity of our common stock and result in the loss of all or part of your investment in our common stock.

Risks Relating to Our Business

Various operating factors and general economic conditions affecting the food industry may affect our business and may adversely affect our operating results.

The retail food and food distribution industries, and the operation of our business, are sensitive to a number of economic conditions and other factors such as:

•	food price deflation or inflation,

•	softness in local and national economies,

•	increases in commodity prices,

•	the availability of favorable credit and trade terms,

•	changes in business plans, operations, results and prospects,

•	potential delays in the development, construction or start-up of planned projects, and

•	other economic conditions that may affect consumer buying habits.

Any one or more of these economic conditions can affect our retail sales, the demand for products we distribute to our retail customers, our operating costs and other aspects of our business.

Changes in the general business and economic conditions in our markets, including the rate of inflation, population growth, the rising prices of oil and gas, the nature and extent of continued consolidation in the food industry and employment and job growth in the markets in which we operate, may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect earnings and sales growth. General economic changes may also affect the shopping habits and buying patterns of our customers, which could affect sales and earnings.

Our ability to achieve our profit goals will be affected by:

•

our success in executing category management and purchasing programs that we have underway, which are designed to improve our gross margins and reduce product costs while making our product selection more attractive to consumers,

•	our ability to achieve productivity improvements and reduce shrink in our stores,

•	our success in generating efficiencies in our supporting activities, and

•	our ability to eliminate or maintain a minimum level of supply and/or quality control problems with our vendors.

We face a high level of competition, including the threat of further consolidation in the food industry, which could adversely affect our sales and future profits.

The retail food business is extremely competitive and is characterized by high inventory turnover and narrow profit margins. The retail food business is subject to competitive practices that may affect:

•	the prices at which we are able to sell products at our retail locations,

•	sales volume, and

•	our ability to attract and retain customers.

In addition, the nature and extent of consolidation in the retail food industry could affect our competitive position in the markets we serve.

Our retail food business and the grocery retailing industry continue to experience fierce competition from mass merchandisers, warehouse clubs, drug stores, convenience stores, online stores, discount merchandisers, dollar stores, restaurants, other retail chains, nontraditional competitors and emerging alternative formats in the markets where we have retail operations. Competition with these outlets is based on price, store location, advertising and promotion, product mix, quality and service. Some of these competitors may have greater financial resources, lower merchandise acquisition costs and lower operating expenses than we do, and we may be unable to compete successfully in the future. An overall lack of inflation in food prices and increasingly competitive markets have made it difficult generally for grocery store operators to achieve comparable store sales gains. Because sales growth has been difficult to attain, our competitors have attempted to maintain market share through increased levels of promotional activities and discount pricing, creating a more difficult environment in which to consistently increase year-over-year sales. Price-based competition has also, from time to time, adversely affected our operating margins. Our continued success is dependent upon our ability to effectively compete in this industry and to reduce operating expenses, including managing health care and pension costs contained in our collective bargaining agreements. The competitive practices and pricing in the food industry generally and particularly in our principal markets may cause us to reduce our prices in order to gain or maintain our market share of sales, thus reducing margins.

Our in-store pharmacy business is also subject to intense competition. In particular, an adverse trend for drug retailing has been the significant growth in mail-order and internet-based prescription processors, including importation from Canada and other countries. Due to the rapid rise in drug costs experienced in recent years, mail-order prescription distribution methods are perceived by employers and insurers as being less costly than traditional distribution methods and are being mandated by an increasing number of third party pharmacy benefit managers, many of which also own and manage mail-order distribution operations. As a result, some labor unions and employers are requiring, and others may encourage, that their members or employees obtain medications from mail-order pharmacies which offer drug prescriptions at prices lower than we are able to offer. In addition to these forms of mail-order distribution, there has also been increasing competition from a number of internet-based prescription distributors, which specialize in offering certain high demand lifestyle drugs at deeply discounted prices, and importers from Canada and other foreign countries. These alternate distribution channels have acted to restrain the rate of sales growth for traditional chain drug retailers in the last few years. There can be no assurance that our efforts to offset the effects of alternate distribution channels and eligibility changes will be successful.

Our substantial indebtedness could impair our financial condition.

We have substantial indebtedness. As of September 8, 2007 on a pro forma basis after giving effect to the concurrent convertible notes offering, the merger and related transactions, we would have had total indebtedness of approximately $1.3 billion, consisting of approximately $200 million outstanding under our ABL facility, $380 million outstanding under the convertible notes offered concurrently, approximately $213 million of A&P’s public debt obligations and approximately $500 million outstanding under capital lease obligations and long-term real estate liabilities.

Our indebtedness could have important consequences to you. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes,

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes,

•	diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally,

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, and

•	place us at a competitive disadvantage compared to certain competitors that have proportionately less debt.

Our ABL facility contains restrictive covenants customary for facilities of that type which limit our ability to incur additional debt, pay dividends, grant additional liens, make investments and take other actions. These restrictions may limit flexibility to undertake future financings and take other actions.

If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

In addition our ABL facility bears interest at a variable rate. If market interest rates increase, such variable-rate debt will have higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Our renovation and expansion plans may not be successful, and though we plan to convert the remaining conventional stores to one of our three new formats, we may not have the funds to do so.

A key to our business strategy has been, and will continue to be, the renovation and expansion of total selling square footage, including the continued transition of our existing conventional stores into one of our three new formats. Based on our acquisition of Pathmark, for fiscal 2007, we have reduced our planned capital expenditures to $150 million, which relate primarily to opening new supermarkets under the Fresh format, opening new liquor stores, enlarging or remodeling supermarkets to the new Fresh format, and converting supermarkets to the new Gourmet format. Our capital expenditures could differ from our estimates if development and remodel costs vary from those budgeted, if performance varies significantly from expectations or if we are unsuccessful in acquiring suitable sites for new stores. We expect that cash flows from operations, supplemented by borrowing capacity under our ABL facility and the availability of capital lease financing, will be sufficient to fund our capital renovation and expansion programs; however, in the event that cash flows from operations decrease we may decide to limit our future capital expenditure program. In addition, the greater financial resources of some of our competitors for real estate sites could adversely affect our ability to open new stores. The inability to renovate our existing stores, add new stores or increase the selling area of existing stores could adversely affect our business, our results of operations and our ability to compete successfully.

We are concentrated in the New York and Philadelphia metropolitan areas and, as a result, our business is significantly influenced by the economic conditions and other characteristics of these areas.

We are vulnerable to economic downturns in the New York and Philadelphia metropolitan areas, in addition to those that may affect the country as a whole, as well as other factors that may impact that region, such as the regulatory environment, the cost of real estate, insurance, taxes and rent, weather and natural catastrophes, demographics, the availability of labor, and geopolitical factors such as war and terrorism.

We cannot predict economic conditions in this region, and factors such as interest rates, energy costs and unemployment rates may adversely affect our sales which may lead to higher losses, and may also adversely affect our future growth and expansion. Any unforeseen events or circumstances that affect the area could also materially adversely affect our revenues and profitability. Further, since we are concentrated in densely populated metropolitan areas, opportunities for future store expansion may be limited, which may adversely affect our business and results of operations.

We rely on C&S for a substantial amount of our products.

Pursuant to the terms of a long-term supply agreement, which A&P entered into in conjunction with the sale of its distribution business and certain of its assets to C&S, we are currently required to acquire a significant amount of our saleable inventory, including groceries and perishables, from one supplier, C&S. Similarly, Pathmark also has a long-term supply agreement with C&S. During fiscal 2006, products supplied from C&S accounted for over 65% of A&P’s supermarket inventory purchases and over 60% of Pathmark’s supermarket inventory purchases. The majority of the company’s inventory purchases will be supplied by C&S. Although we have not experienced difficulty in the supply of these products to date, supply interruptions by C&S could occur in the future. Any significant interruption in this supply stream, either as a result of disruptions at C&S or if our supply agreement with C&S were terminated for any reason, could have a material adverse effect on our business and results of operations. We are therefore subject to the risks of C&S’s business, including potential labor disruptions at C&S facilities, increased regulatory obligations and distribution problems which may affect C&S’s ability to obtain products. While we believe that other suppliers could provide similar products on reasonable terms, they are limited in number. In addition, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would affect operating results adversely.

We are affected by increasing labor, benefit and other operating costs and a competitive labor market and are subject to the risk of unionized labor disruptions.

The majority of our operating costs are attributed to labor costs and, therefore, our financial performance is greatly influenced by increasing wage and benefit costs, including pension and health care costs, a competitive labor market and the risk of labor disruption of our highly unionized workforce.

We have approximately 54,000 employees, of which approximately 70% are employed on a part-time basis. Over the last few years, a tight labor market and increased benefit costs have caused our labor costs to increase. If the tight labor market continues, a shortage of qualified employees may require us to continue to enhance our wage and benefits package in order to compete effectively in the hiring and retention of qualified employees or to hire more temporary employees. We cannot assure you that our labor costs will not continue to increase, or that such increases can be recovered through increased prices charged to customers. Any significant failure to attract and retain qualified employees, to control our labor costs or to recover any increased labor costs through increased prices charged to customers could have a material adverse effect on our results of operations.

As of September 8, 2007, approximately 87% of A&P’s employees were represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiations. As of August 4, 2007, approximately 90% of Pathmark’s employees were represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiations. Although we believe that we will successfully negotiate new collective bargaining agreements when our agreements expire, these negotiations may not prove successful, may result in a significant increase in the cost of labor or may result in the disruption of our operations.

We have 15 labor agreements covering approximately 16,400 employees expiring during 2008. In each of these negotiations, rising health care and pension costs will be important issues, as will the nature and structure of work rules. The actual terms of the renegotiated collective bargaining agreements, the combined company’s future relationships with its employees and/or a prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on our results. We cannot assure you that our labor negotiations will conclude successfully or that no work stoppage or labor disturbances will occur. We expect that we will incur additional costs and face increased competition for customers during any work stoppages or labor disturbances, which would adversely affect operating results.

We may be adversely affected by fluctuating utility and fuel costs.

Fluctuating fuel costs may adversely affect our operating costs since we incur the cost of fuel in connection with the transportation of goods from our vendors and distributors to our stores. In addition, we are sensitive to rising utility fuel costs due to the amount of electricity and gas required to operate our stores. We may not be able to recover these rising utility and fuel costs through increased prices charged to our customers. In addition, the cost of fuel affects consumer spending, which in turn affects our growth and profitability.

Various aspects of our business are subject to federal, state and local laws and regulations. Our compliance with these regulations may require additional expenditures and could adversely affect our ability to conduct our business as planned. Changes in these laws and regulations could increase our compliance costs.

We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, beer and wine sales, pharmaceutical sales and gasoline station operations. A number of states and local jurisdictions regulate the licensing of supermarkets, including beer and wine license grants. In addition, under certain local regulations, we are prohibited from selling beer and wine in certain of our stores. Employers are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with these laws could reduce the revenue and profitability of our supermarkets and could otherwise adversely affect our business, financial condition or results of operations. In addition, any changes in these law or regulations could significantly increase our compliance costs and adversely affect our results of operations, financial condition and liquidity.

A number of federal, state and local laws exist that impose burdens or restrictions on owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

Our pharmacy business is subject to certain government regulations. For example, the conversion of various prescription drugs to over-the-counter medications may reduce our pharmacy sales, and if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, our pharmacy sales may be adversely affected. The withdrawal of certain drugs from the market may also adversely affect our pharmacy business. Changes in third party reimbursement levels for prescription drugs, including changes in Medicare Part D or state Medicaid programs, could also reduce our margins and have a material adverse effect on our business.

In addition, our pharmacy business is subject to local regulations in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in, or exclusion from, government reimbursement programs such as the Medicare and Medicaid programs; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements and could adversely affect the continued operation of our business. Our pharmacy business is also subject to the Health Insurance Portability and Accountability Act, including its obligations to respect patient privacy and other obligations, including corporate, pharmacy and associate responsibility. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

Threats or potential threats to security of food and drug safety may adversely affect our business.

Acts or threats of war or terror or other criminal activity directed at the grocery or drug store industry, the transportation industry, or computer or communications systems, whether or not directly involving our stores, could increase our security costs, adversely affect our operations, or impact general consumer behavior and spending as well as customer orders. Other events that give rise to actual or potential food contamination, drug contamination, or food-borne illnesses could have an adverse effect on our operating results.

We could be affected if consumers lose confidence in the food supply chain or the quality and safety of our products.

We could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.

To the extent that we are unable to maintain appropriate sanitation and quality standards in our stores, food safety and quality issues could involve expense and damage to our various brand names. Additionally, concerns about the safety or effectiveness of certain drugs or negative publicity surrounding certain categories of drugs may have a negative impact on our pharmacy sales.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers. Although we maintain professional liability insurance and errors and omissions liability insurance, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

Litigation, legal or administrative proceedings and other claims could expose us to significant liabilities and thus negatively affect our financial results.

We are, from time to time, subject to various claims, administrative proceedings and litigation, which if determined adversely to us could negatively affect our financial results. For instance, a class-action lawsuit was recently filed against supermarkets that sold frozen hamburgers linked as the source of a multi-state E. coli outbreak. The lawsuit seeks unspecified monetary compensation for anyone who bought or was sickened by hamburgers sold by Wal-Mart Stores Inc., Pathmark, ShopRite and Rastelli Fine Foods.

We have estimated our exposure to claims, administrative proceedings and litigation and believe we have made adequate provisions for them, where appropriate. Unexpected outcomes in both the costs and effects of these matters could result in an adverse effect on our business and our results of operation and earnings.

We face the risk of being held liable for environmental damages that have or may occur.

Our operations subject us to various laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous materials and the cleanup of contaminated sites. Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statues, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. From time to time we have been named as one of many potentially responsible parties at Superfund sites, although our share of liability has typically been de minimis. Although we believe that we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, new laws or discoveries of unknown conditions may require expenditures that may have a material adverse effect on our business and financial condition.

We participate in various multi-employer pension plans for substantially all employees represented by unions.

The combined company will be required to make contributions to these multi-employer pension plans in amounts established under collective bargaining agreements. Pension expenses for these plans, which are recognized as contributions, are currently funded. Benefits generally are based on a fixed amount for each year of service. A&P contributed $32.1 million, $37.8 million and $44.4 million to multi-employer pension plans in fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Pathmark contributed $24.3 million, $22.5 million and $22.8 million to multi-employer pension plans in fiscal 2006, fiscal 2005 and fiscal 2004, respectively. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans, including Pathmark plans, which benefits could be significant and material for us. As of the date of this prospectus supplement, we have not established any liabilities for future withdrawals because such withdrawals from these plans are not probable and the amount cannot be estimated. As a result, we expect that contributions to these plans may increase. Additionally, the benefit levels and related items will be issues in the negotiation of our collective bargaining agreements. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan’s underfunding that is allocable to the withdrawing employer under complex actuarial and allocation rules. The amount of any increase or decrease in our required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations and the actual return on assets held in the plans, among other factors.

If any of the assignees under our operating leases were to become unable to continue making payments under the assigned leases we could be required to assume the lease obligation.

In the normal course of business, A&P and Pathmark have assigned to third parties various leases related to former operating stores (the “Assigned Leases”). When the Assigned Leases were assigned, A&P and Pathmark generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under our Assigned Leases, we could be required to assume the lease obligation. As of September 8, 2007, 129 of A&P’s Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under an A&P Assigned Lease, an event we believe to be unlikely, we estimate our maximum potential obligation with respect to the A&P Assigned Leases to be approximately $497.9 million as of September 8, 2007, an amount which could be partially or totally offset by reassigning or subletting such leases.

As of February 3, 2007, 58 Pathmark Assigned Leases still had term remaining; however, Pathmark had no way of knowing in some instances if such Pathmark Assigned Leases were still actually in effect or had been terminated by Pathmark’s assignees or their successors. Assuming that each Pathmark Assigned Lease is still in effect and that each respective assignee became unable to continue to make rental payments under a Pathmark Assigned Lease, an event Pathmark believed to be unlikely, Pathmark management estimated its maximum potential obligation with respect to the Pathmark Assigned Leases to be approximately $99 million as of August 4, 2007, an amount which could be partially or totally offset by reassigning or subletting such leases. Pathmark had a liability on its consolidated balance sheet as of February 3, 2007 of $2.4 million, which represents certain guarantees attributable to its secondary liability in connection with Pathmark’s Assigned Leases assigned after December 31, 2002. In the event the assignees do not make payments under any or all of the Assigned Leases, we could be required to assume any or all of the A&P and Pathmark lease obligations, which could materially adversely affect our financial condition or results of operations.

Any difficulties we experience with respect to our information technology systems could lead to significant costs or losses.

We have large, complex information technology systems that are important to business operations. We could encounter difficulties developing new systems or maintaining and upgrading existing systems. Such difficulties could lead to significant expenses or losses due to disruption in our business operations.

Despite our considerable efforts to secure and maintain our computer network, security could be compromised, confidential information could be misappropriated, or system disruptions could occur. This could lead to loss of sales or profits or cause us to incur significant costs to reimburse third parties for damages.

We may make other acquisitions and consequently face integration, management diversion and other risks.

We may pursue additional acquisitions in the future. Any future acquisitions could be of significant size and may involve either domestic or international parties. To acquire and integrate a separate organization would divert management attention from other business activities. This diversion, together with the difficulties we may encounter in integrating an acquired business, could have a material adverse effect on our business, financial conditions or results of operations. Moreover, we may not realize any of the anticipated benefits of an acquisition and integration costs may exceed anticipated amounts. In connection with future acquisitions, we may also assume the liabilities of the businesses we acquire. These liabilities could materially and adversely affect our business and financial condition.

Our largest single shareholder may support strategies that are opposed to your interests or with which you disagree.

Following the closing of the acquisition of Pathmark, Tengelmann, A&P’s former majority shareholder, owned beneficially and of record approximately 43% of our common stock on a fully diluted basis. As a result of this equity ownership and our stockholder agreement with Tengelmann, Tengelmann has the power to significantly influence the results of shareholder votes and the election of our board of directors, as well as transactions involving a potential change of control of the company. See “Certain Relationships and Related Party Transactions—A&P and Pathmark—The Tengelmann Stockholder Agreement.” Tengelmann may support strategies and directions for the company which are in its best interests but which are opposed to the your interests or with which you disagree.

Risks Relating to the Recent Merger with Pathmark

The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results.

The integration of Pathmark’s operations will require implementation of appropriate operations, management and financial reporting systems and controls. We may experience difficulties in effectively implementing these and other systems and integrating Pathmark’s systems and operations. The integration of Pathmark will require the focused attention of A&P’s management team, including a significant commitment of their time and resources. The need for both A&P’s and Pathmark’s management to focus on integration matters could have a material and adverse impact on the revenues and operating results of the combined company.

The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of A&P and Pathmark, including, as A&P has publicly announced, anticipated annual integration synergies of approximately $150 million within two years, through cost reductions in overhead, greater efficiencies, increased utilization of support facilities and the adoption of mutual best practices between the two companies. To realize these anticipated benefits, however, the businesses of A&P and Pathmark must be successfully combined.

If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Therefore, there is no assurance that we will be able to achieve all or any of the anticipated synergies and cost savings discussed elsewhere in this prospectus supplement.

It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect our ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. These integration matters could have a material adverse effect on our business.

The integration of Pathmark may expose us to unindemnified liabilities, and the realization of cost savings from the acquisition of Pathmark will require us to make significant expenditures.

We have assumed all of Pathmark’s liabilities, including contingent liabilities, in connection with the merger. If there are unknown Pathmark obligations, our business could be materially and adversely affected.

We may learn additional information about Pathmark’s business that adversely affects us, such as unknown liabilities, issues relating to internal controls over financial reporting, issues that could affect our ability to comply with the Sarbanes-Oxley Act or issues that could affect our ability to comply with other applicable laws. As a result, we cannot assure you that the acquisition of Pathmark will be successful or will not, in fact, harm our business. Among other things, if Pathmark liabilities are greater than expected, or if there are obligations of which we were not aware of the time of completion of the acquisition, our business could be materially and adversely affected.

We have limited indemnification rights in connection with the merger agreement and other regulatory compliance and litigation matters affecting Pathmark, as well as with known contingent liabilities of Pathmark that we have assumed. See note 22 of Pathmark’s audited financial statements incorporated by reference into this prospectus supplement. Although these matters are subject to indemnification under the merger agreement, claims relating to these matters may exceed the limit on our indemnification rights. Pathmark may also have other unknown liabilities, for which we are now responsible. If we are responsible for liabilities not covered by indemnification rights or substantially in excess of amounts covered through any indemnification rights, we could suffer severe consequences that would substantially reduce our revenues, earnings and cash flows.

In order to obtain the cost savings and operating income that we believe the integration of Pathmark should provide, we will be required to make significant expenditures. We are in the early stages of planning for the integration process and are uncertain as to the extent and amount of these expenditures. We estimate that costs associated with the integration will be approximately $115 million. Further, given the amount of indebtedness that we incurred as part of the acquisition, we may not be able to obtain additional financing, required for any significant expenditures, on favorable terms or at all.

Our historical and pro forma combined financial information may not be representative of our results as a combined company.

The historical and pro forma combined financial information included in this prospectus supplement is constructed from the separate financial statements of A&P and Pathmark for periods prior to the consummation of the acquisition. In addition, the pro forma combined financial information presented in this prospectus supplement is based in part on certain assumptions regarding the acquisition that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical and pro forma combined financial information included in this prospectus supplement may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

The settlement of the putative class action may be appealed and we may otherwise be obliged to provide other relief.

Two putative class action complaints were filed in the Superior Court of the State of New Jersey, Middlesex County (the “Court”), on March 6, 2007, and March 12, 2007, and were subsequently consolidated on June 15, 2007 and amended on July 16, 2007 (In re Pathmark Stores, Inc. Shareholder Litigation, Civil Action No. C-111-07). The consolidated amended complaint alleged, inter alia, that the preliminary proxy statement included insufficient disclosures, that the directors of Pathmark breached fiduciary duties owed to Pathmark shareholders, and that Pathmark and A&P aided and abetted the breach of those duties. The consolidated amended complaint sought, among other things, to enjoin the merger. On September 28, 2007, plaintiffs and defendants executed a Stipulation of Settlement providing for dismissal of the litigation and an exchange of releases. As part of the negotiated settlement, Pathmark and A&P agreed to make certain disclosures reflected in the joint proxy statement/prospectus on Form S-4, subject to any modifications to be made in response to additional SEC comments. As part of the negotiated settlement, A&P agreed to pay plaintiffs’ attorneys’ fees and expenses in an amount not to exceed $1.25 million.

On October 1, 2007, the Court preliminarily approved the parties’ proposed settlement, approved methods for providing notice to the proposed class of Pathmark shareholders, and scheduled a November 5, 2007 hearing to consider final approval of the proposed settlement. Notice of the proposed settlement was provided to the proposed class pursuant to the Court’s order, and no objections were received. On November 5, 2007, the Court entered a Final Judgment and Order approving the settlement pursuant to the terms of the Stipulation of Settlement. The Court certified the action as a non-opt-out class action with the class consisting of all persons or entities who were record or beneficial holders of Pathmark common stock at any time during the period from and including September 26, 2006 through the closing of the transaction. The Final Judgment and Order provides for, among other things, dismissal of the action with prejudice and the release of all claims against the defendants. The Court also awarded payment of plaintiffs’ attorneys’ fees and expenses in the amount of $1.25 million, as provided in the Stipulation of Settlement. The applicable rules provide for 45 days in which an appeal may be filed from the Final Judgment and Order. Such an appeal may otherwise oblige us to provide other relief.

Risks Relating to this Offering

Future sales of our common stock in the public market or the issuance of other equity could lower the market price for our common stock.

As of September 8, 2007, taking into account the shares issued in connection with our acquisition of Pathmark, there were 51,176,457 shares of our common stock outstanding on a fully diluted basis. Approximately 43% of those shares were held by Tengelmann, A&P’s former majority shareholder and our current largest single shareholder. In the future, we may sell additional shares of our common stock to raise capital. In addition, shares of our common stock are reserved for issuance on the exercise of stock options and on conversion of our convertible notes. Further, Tengelmann could at any time and from time to time sell shares of our common stock, subject to the terms of lock-up agreement that Tengelmann has entered into with the underwriters (see “Underwriting”), federal and state securities laws and any restrictions on such sales that Tengelmann may have agreed to with us or other shareholders. We cannot predict the size of future issuances or sales of our common stock or other equity related securities in the public market or the effect, if any, that they may have on the market price for our common stock. The issuance and sales of substantial amounts of common stock or other equity related securities including sales pursuant to the share lending agreements, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock.

Our common stock has experienced, and may continue to experience, significant price volatility which is impossible to predict.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock may be affected adversely by factors such as actual or anticipated changes in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions, rumors and other factors.

The price of our common stock could be affected by possible sales of our common stock by investors who view the convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock.

In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Absence of dividends could reduce our attractiveness to investors, which could adversely affect the price of our common stock.

We do not currently intend to pay dividends on our common stock in the foreseeable future. We currently intend to retain earnings, if any, for the future operations and growth of our business. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value, and there cannot be any assurance that our common stock will appreciate in value. The lack of a dividend on our common stock may make it less attractive to certain investors than the stock of dividend-paying companies, which could adversely affect the price of our common stock.

Our charter documents and Maryland law contain provisions that could delay or prevent an acquisition of our company, which could inhibit your ability to receive a premium on your investment from a possible sale of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions and specific provisions of Maryland law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control of our company. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. See “Description of Capital Stock—Provisions Restricting a Change of Control.”

We have the ability to issue preferred shares without shareholder approval.

Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining shareholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to our common stock. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest. Issuance of such preferred stock could adversely affect the price of our common stock.

The convertible note hedge and warrant transactions may affect the value of our common stock.

In connection with the concurrent offering of our convertible notes, we entered into convertible note hedge transactions with hedge counterparties. These transactions are intended to reduce the potential dilution upon conversion of the notes. We also entered into warrant transactions with the hedge counterparties with respect to our common stock pursuant to which we may need to issue shares of our common stock. Such issuances would have a dilutive effect on our shares. We intend to apply a portion of the net proceeds from the sale of the convertible notes to pay the cost of the convertible note hedge transactions in excess of the proceeds from the warrant transactions.

In connection with hedging the convertible note hedge and warrant transactions, the hedge counterparties or their affiliates expect to enter into various derivative transactions with respect to our common stock, concurrently with or shortly after the pricing of the convertible notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of the convertible notes.

In addition, the hedge counterparties or their affiliates will likely modify their hedge position following the pricing of the convertible notes from time to time by entering into or unwinding various derivative transactions and/or purchasing or selling our common stock in secondary market transactions prior to the maturity of the convertible notes (including during any settlement period in respect of any conversion of the convertible notes). In addition, we will exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, the hedge counterparties or their affiliates expect to sell shares of our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during or after the settlement period related to the converted notes.

In addition, if the convertible note hedge transactions fail to become effective because the note offering is not completed, the hedge counterparties, or their affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock. We have also agreed to indemnify the hedge counterparties, or their affiliates for losses incurred in connection with a potential unwinding of their hedge positions under certain circumstances.

The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock.

Changes in the accounting guidelines relating to the borrowed shares could decrease our earnings per share and potentially our stock price.

Because the borrowed shares we are offering (or identical shares) must be returned to us at the end of the loan availability period under the share lending agreements or earlier in certain circumstances, we believe that under U.S. GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share. If accounting guidelines were to change in the future, we may become required to treat the borrowed shares as outstanding for purposes of computing earnings per share, our earnings per share would be reduced and our stock price could decrease, possibly significantly.

The market price of our common stock may be adversely affected by the share lending agreements.

Concurrently with this offering, we are offering $380 million aggregate principal amount of convertible notes (with an option to purchase up to an additional $40 million of convertible notes to cover any over-allotments), which may be converted, upon the occurrence of certain events, into cash and shares of our common stock pursuant to a formula that will require that the higher the price of our common stock, the greater the number of shares that would be issuable upon conversion. In connection with the offering of our convertible notes we entered into share lending agreements with affiliates of the underwriters of this offering pursuant to which we agreed to lend to such affiliates up to 11,278,988 shares of our common stock. In this offering, we are offering from time to time up to approximately 8,134,002 shares of those borrowed shares (6,300,752 of which will be delivered on the closing date of this offering and 1,833,250 of which will subsequently be sold from time to time).

The existence of the share lending agreements and the short positions established in connection with the sale of our convertible notes could have the effect of causing the market price of our common stock to be lower over the term of the share lending agreements than it would have been had we not entered into those agreements. In addition, the share borrowers have informed us that they intend to use the short position created by the share loan to facilitate transactions by which investors in the convertible notes may hedge their investments in such notes through short sales or privately negotiated derivative transactions, and borrowed shares may also be used in connection with hedging of the convertible note hedge and warrant transactions. The market price of our common stock could be further negatively affected by these or other short sales of our common stock.

If we are required to convert all of the convertible notes into shares of common stock, and sufficient authorized shares are not available for that purpose, then we would default under the indenture governing the convertible notes and certain other indebtedness of ours.

As of the date of this prospectus supplement, we do not have a sufficient number of shares of our common stock authorized to enable us to issue shares of our common stock upon the conversion of all of the convertible notes. Although the convertible notes may be settled at our option in cash, under certain circumstances we may not have sufficient financial resources to settle conversion of the notes in cash or may be prohibited from doing so under our credit facility or other debt agreements. Although we intend to seek shareholder approval to increase the authorized number of shares of our common stock subsequent to the offering of the convertible notes, we cannot assure you that such stockholder approval will be obtained.

Failure to issue shares of common stock upon conversion of the convertible notes would cause a default under the indenture governing the convertible notes, which in turn is likely to be a default under our credit facility and other debt agreements. Any default under the convertible notes, our credit facility or such debt could have a material adverse effect on our business, financial condition and results of operations which, in turn, could negatively affect the market price of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the borrowed shares in this offering. This offering is being conducted in connection with the offering of our convertible notes and is conditioned upon the closing of such offering. In this offering, we are offering, from time to time, up to 8,134,002 shares of our common stock (6,300,752 of which will be sold on the closing date of this offering and 1,833,250 of which will subsequently be sold from time to time). These shares are being borrowed by affiliates of the underwriters in this offering. Pursuant to share lending agreements, we will receive a nominal lending fee of $0.001 per share from the share borrowers for the use of these shares, which we intend to use for general corporate purposes. The share borrowers, which are affiliates of the underwriters, will receive all the proceeds from the sale of the borrowed shares. The share borrowers have informed us that they intend to use the proceeds from the sale of the borrowed shares to facilitate transactions by which investors in our convertible notes, which are being offered in a concurrent registered offering, may hedge their investments in such convertible notes through short sales or privately negotiated derivative transactions, and borrowed shares may also be used in connection with hedging of the convertible note hedge and warrant transactions. See “Description of Share Lending Agreements, “Description of Concurrent Offering of Senior Convertible Notes and Convertible Note Hedge and Warrant Transactions” and “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 8, 2007 on:

•	a historical basis for A&P;

•

a pro forma basis to give effect to (a) the completion of the acquisition of Pathmark and the related financing transactions as if they had occurred on that date and (b) the sale of A&P’s remaining shares of Metro on November 26, 2007; and

•

a pro forma basis as further adjusted to give effect to (a) the completion of the concurrent offering of $380 million of convertible notes and the application of the proceeds thereof to repay the Bridge facility entered into in connection with the acquisition of Pathmark and (b) the completion of this offering of shares of common stock and the receipt of the nominal lending fees in connection herewith.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information,” as well as the consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

	As of September 8, 2007
	Historical	Pro Forma	Pro Forma As Adjusted
	(Dollars in millions)
Cash and cash equivalents	$76.2	$109.4	$82.6

Former credit facility	6.8	—	—
ABL facility(1)	—	200.0	200.0
Bridge facility	—	370.0	—
Convertible notes	—	—	380.0
9.125% Notes due 2011	12.9	12.9	12.9
9.375% Notes due 2039	200.0	200.0	200.0
Capital lease obligations	30.1	194.9	194.9
Long-term real estate liabilities	304.5	304.5	304.5
Other	1.4	1.4	1.4

Total debt	$555.7	$1,283.7	$1,293.7
Stockholders’ equity(2)	450.9	632.2	544.6

Total capitalization	$1,006.6	$1,915.9	$1,838.3

(1)

The total commitment available for borrowing under our ABL facility is $675.0 million (with a $100 million uncommitted incremental loan) and amounts available for borrowing and letters of credit are subject to a borrowing base. As of December 3, 2007, the closing date of the merger, there was approximately $424 million outstanding in borrowings and letters of credit under the ABL facility with commitments for an additional $251 million of availability, subject to a borrowing base and certain other restrictions.

(2)

In connection with this offering of shares of common stock, the shares that we have agreed to loan to the share borrowers will be reflected as issued and outstanding in stockholders’ equity. Based upon current accounting principles, we believe that the shares will not be considered outstanding for the purpose of computing earnings per share. See “Description of Share Lending Agreements.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NYSE under the trading symbol “GAP.” The following table shows, for the periods indicated, the high and the low closing sales prices of our common stock as quoted on the NYSE. The market price for our common stock may continue to be subject to wide fluctuations in response to a variety of factors, some of which are beyond our control. See “Risk Factors—Risks Relating to this Offering.”

Quarter	Closing Sale Price of Common Stock
	High	Low
Fiscal Year Ended February 26, 2005
First Quarter	$9.07	$6.71
Second Quarter	7.66	6.21
Third Quarter	7.97	5.60
Fourth Quarter	11.53	7.70
Fiscal Year Ended February 25, 2006
First Quarter	27.52	11.12
Second Quarter	32.58	23.96
Third Quarter	31.17	25.29
Fourth Quarter	32.39	28.41
Fiscal Year Ended February 24, 2007
First Quarter	35.78	21.25
Second Quarter	24.10	20.97
Third Quarter	28.04	22.60
Fourth Quarter	31.44	25.51
Fiscal Year Ending February 23, 2008
First Quarter	34.97	30.17
Second Quarter	35.77	29.15
Third Quarter	32.60	28.51

On December 12, 2007, the closing sale price for our common stock as reported on the NYSE was $28.54 per share. We encourage you to obtain current market quotations for our common stock before deciding whether to purchase our common stock offered by this prospectus supplement.

On September 8, 2007, there were 51,176,457 shares of our common stock outstanding on a fully diluted basis taking into account the shares issued in connection with our acquisition of Pathmark.

Although in April 2006 we declared and paid a special one-time dividend equal to $7.25 per share of common stock to the shareholders of record on April 17, 2006, our policy is to not pay dividends. As such, except as set forth in the preceding sentence, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2007. In addition, we did not repurchase our stock in fiscal 2006 and we do not intend to make stock repurchases in fiscal 2007. However, we are permitted under the terms of our ABL facility and subject to specified conditions, to pay cash dividends on and repurchase shares of common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the merger of A&P and Pathmark completed on December 3, 2007. The merger transaction will be accounted for using the purchase method of accounting, in accordance with accounting principles generally accepted in the United States, with A&P as the “acquiror” and Pathmark as the acquired company.

These pro forma financial statements and adjustments are based on preliminary estimates and assumptions made by management and have been made solely for purposes of developing these pro forma financial statements for illustrative purposes necessary to comply with the requirements of the SEC. These pro forma financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results. The transaction was completed on December 3, 2007 and had been subject to regulatory approval which was recently received and accordingly access to information required to prepare the pro forma financial statements was limited prior to the consummation of the merger. The actual results of the transaction reported by the combined company in periods following the merger may differ from that reflected in these pro forma financial statements depending on the actual amount of assets acquired after required regulatory disposals and the final fair values assigned to amortizable assets and liabilities.

You should read the pro forma financial information in conjunction with A&P’s and Pathmark’s audited historical consolidated financial statements and accompanying footnotes in A&P’s Current Report on Form 8-K, dated October 24, 2007, which revises A&P’s Form 10-K for the fiscal year ended February 24, 2007 and Pathmark’s Annual Report on Form 10-K for fiscal year ended February 3, 2007 and the Quarterly Reports on Form 10-Q for the fiscal quarters ended September 8, 2007 for A&P and August 4, 2007 for Pathmark, which financial statements have been incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

During the first half of fiscal year 2007, A&P classified its assets in the Midwest and the Greater New Orleans area as “Assets Held for Sale” on its Form l0-Q Consolidated Balance Sheet pursuant to the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that once properties are identified as held for sale, they are no long depreciated, valued on an asset-by asset basis at the lower of carrying amount or fair value less costs to sell, and reclassified as a current asset to “Assets held for sale” on A&P’s Consolidated Balance Sheet. As of September 8, 2007, sale transactions for a majority of the Midwest locations have been completed, with final negotiations pending on one store location. In addition, in accordance with SFAS 144, the criteria necessary to classify the operations in both the Greater New Orleans area and the Midwest as discontinued have been satisfied and as such, have been reclassified in A&P’s Consolidated Statements of Operations for the 28 weeks ended September 8, 2007 and September 9, 2006. The disposition of the stores in the Greater New Orleans area were completed during the second half of fiscal 2007. The pro forma balance sheet has not been adjusted to reflect the impact of the disposition of the final store location in the Midwest and the stores in the Greater New Orleans area as proceeds approximated net book value and any adjustments are considered immaterial.

The pro forma financial statements and adjustments reflect (1) acquisition pro forma adjustments for the acquisition of Pathmark, which was financed through cash, issuance of stock, the ABL facility and the Bridge facility and (2) pro forma adjustments which reflect the expected refinancing of the Bridge facility through the concurrent offering of convertible notes as discussed in Notes 11 and 12 to the unaudited pro forma condensed combined financial statements. The Company intends to refinance the Bridge facility with the proceeds from the concurrent offering of convertible notes, together with cash on hand and an incremental borrowing under our ABL facility.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 8, 2007
(Dollars in millions)

	Historical A&P	Historical Pathmark(1)	Acquisition Pro Forma Adjustments	Note	Acquisition Date Pro Forma Combined	Pro Forma Adjustments	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$76.2	$33.2			$109.4	$(26.8)	(11)	$82.6
Restricted cash	193.9		$(190.0)	(4)	3.9			3.9
Accounts receivable, net	84.1	21.0			105.1			105.1
Inventories	314.2	187.4	7.5	(3)	509.1			509.1
Prepaid expenses and other current assets	85.5	92.5	17.9	(8)	195.9			195.9
Assets held for sale	73.1				73.1			73.1

Total current assets	827.0	334.1	(164.6)		996.5	(26.8)		969.7
Non-current assets:
Property—net	777.0	520.7	538.9	(3)	1,836.6			1,836.6
Investments in Metro Inc.	391.4		(391.4)	(6)
Other assets	171.2	126.0	55.0	(5)	289.0	(18.6)	(12)	270.4
			(6.6)	(3)
			63.0	(3)
			(119.6)	(8)
Goodwill		144.7	(144.7)	(3)	563.8			563.8
			563.8	(3)

Total assets	$2,166.6	$1,125.5	$393.8		$3,685.9	$(45.4)		$3,640.5

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$0.1	$39.4	$(39.4)	(4)	$0.1			$0.1
Current portion of obligations under capital leases	1.4	10.7			12.1			12.1
Accounts payable	164.5	84.3			248.8			248.8
Accrued and other liabilities	318.4	143.5			461.9			461.9

Total current liabilities	484.4	277.9	(39.4)		722.9			722.9
Non-current liabilities:
Long-term debt	221.0	422.7	39.4	(4)	784.2	$(370.0)	(11)	414.2
			370.0	(4)
			(462.1)	(4)
			(6.8)	(4)
			200.0	(4)
Long-term obligations under capital leases	28.7	154.1			182.8			182.8
Long-term real estate liabilities	304.5				304.5			304.5
Senior unsecured convertible notes						311.0	(11)	311.0
Conversion option						69.0	(11)	69.0
Sold call on common shares						32.2	(11)	32.2
Common stock warrants			177.0	(4)	177.0			177.0
Other non-current liabilities	677.1	168.2	16.0	(7)	882.3			882.3
			21.0	(8)

Total liabilities	1,715.7	1,022.9	315.1		3,053.7	42.2		3,095.9
Stockholders’ equity:
Common stock	42.0	0.5	(0.5)	(3)
			6.8	(4)	48.8			48.8
Purchased call on common shares						(69.0)	(11)	(69.0)
Common stock warrants		69.7	(69.7)	(3)	1.1			1.1
			1.1	(4)
Additional paid-in capital	225.6	761.7	(761.7)	(3)	447.6			447.6
			210.8	(4)
			11.2	(4)
Additional other comprehensive income	162.1	(39.6)	39.6	(3)	17.0			17.0
			(145.1)	(6)
Accumulated earnings (deficit)	21.2	(689.7)	689.7	(3)	117.7	(18.6)	(11)	99.1
			(2.3)	(2)
			(46.3)	(6)
			145.1	(6)

Total stockholders’ equity	450.9	102.6	78.7		632.2	(87.6)		544.6

Total liabilities and stockholders’ equity	$2,166.6	$1,125.5	$393.8		$3,685.9	$(45.4)		$3,640.5

(1)	As of August 4, 2007.

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Fiscal Year Ended February 24, 2007
(Dollars in millions, except share and per share amounts)

	Historical A&P Feb. 24, 2007	Pathmark Feb. 3, 2007(1)	Acquisition Pro Forma Adjustments	Note	Acquisition Date Pro Forma Combined	Pro Forma Adjustments	Note	Pro Forma Combined
Sales	$5,369.2	$4,058.0			$9,427.2			$9,427.2
Cost of merchandise sold	(3,702.9)	(2,875.2)			(6,578.1)			(6,578.1)

Gross margin	1,666.3	1,182.8			2,849.1			2,849.1
Store operating, general and administrative expense	(1,693.5)	(1,149.4)	$(65.2)	(3)	(2,908.1)			(2,908.1)

(Loss) income from operations	(27.2)	33.4	(65.2)		(59.0)			(59.0)
Loss on sale of Canadian operations	(1.3)				(1.3)			(1.3)
Interest expense	(65.9)	(62.3)	(23.6)	(5)	(151.8)	$7.6	(12)	(144.2)
Interest and dividend income	9.0		(8.8)	(5)	0.2			0.2
Equity in earnings of Metro	40.0		(40.0)	(6)	0.0			0.0

Loss from continuing operations before income taxes	(45.4)	(28.9)	(137.6)		(211.9)	7.6		(204.3)
Benefit from income taxes	58.1	10.6			68.7			68.7

Income (loss) from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$12.7	$(18.3)	$(137.6)		$(143.2)	$7.6		$(135.6)

Per share data:
Income (loss) per share:
Basic	$0.31	($0.35)			($2.97)			($2.81)
Diluted	$0.30	($0.35)			($2.97)			($2.81)
Weighted average number of shares outstanding:
Basic	41,430,600	52,107,547			48,211,650			48,211,650
Diluted	41,902,358	52,107,547			48,211,650			48,211,650

(1)	53 Weeks ended February 3, 2007.

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the 28 Weeks Ended September 8, 2007
(Dollars in millions, except share and per share amounts)

	Historical A&P Sept. 8, 2007	Historical Pathmark Aug. 4, 2007(1)	Acquisition Pro Forma Adjustments	Note	Acquisition Date Pro Forma Combined	Pro Forma Adjustments	Note	Pro Forma Combined
Sales	$2,953.5	$1,997.5			$4,951.0			$4,951.0
Cost of merchandise sold	(2,031.9)	(1,411.9)			(3,443.8)			(3,443.8)

Gross margin	921.6	585.6			1,507.2			1,507.2
Store operating, general and administrative expense	(920.6)	(587.9)	$(35.1)	(3)	(1,543.6)			(1,543.6)

Income (loss) from operations	1.0	(2.3)	(35.1)		(36.4)			(36.4)
Loss on sale of Canadian operations	(0.3)				(0.3)			(0.3)
Gain on sale of shares of Metro Inc.	78.4				78.4			78.4
Interest expense	(34.3)	(31.8)	(12.7)	(5)	(78.8)	$4.1	(12)	(74.7)
Interest and dividend income	8.3		(5.7)	(5)	0.4			0.4
			(2.2)	(6)
Equity in earnings of Metro	7.9		(7.9)	(6)

Income (loss) from continuing operations before income taxes	61.0	(34.1)	(63.6)		(36.7)	4.1		(32.6)
(Provision for) benefit from income taxes	(2.5)	6.8			4.3			4.3

Income (loss) from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$58.5	$(27.3)	$(63.6)		$(32.4)	$4.1		$(28.3)

Per share data:
Income (loss) per share:
Basic	$1.39	($0.52)			($0.67)			($0.58)
Diluted	$1.38	($0.52)			($0.67)			($0.58)
Weighted average number of shares outstanding:
Basic	41,857,990	52,379,099			48,639,040			48,639,040
Diluted	42,284,488	52,379,099			48,639,040			48,639,040

(1)	26 Weeks ended August 4, 2007.

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the 28 Weeks Ended September 9, 2006
(Dollars in millions, except share and per share amounts)

	Historical A&P Sept. 9, 2006	Historical Pathmark July 29, 2006(1)	Acquisition Pro Forma Adjustments	Note	Acquisition Date Pro Forma Combined	Pro Forma Adjustments	Note	Pro Forma Combined
Sales	$2,890.0	$2,001.4			$4,891.4			$4,891.4
Cost of merchandise sold	(1,990.8)	(1,427.0)			(3,417.8)			(3,417.8)

Gross margin	899.2	574.4			1,473.6			1,473.6
Store operating, general and administrative expense	(913.1)	(567.0)	$(35.1)	(3)	(1,515.2)			(1,515.2)

(Loss) income from operations	(13.9)	7.4	(35.1)		(41.6)			(41.6)
Loss on sale of Canadian operations	(0.3)				(0.3)			(0.3)
Interest expense	(34.8)	(30.9)	(12.7)	(5)	(78.4)	$4.1	(12)	(74.3)
Interest and dividend income	6.3		(5.7)	(5)	0.6			0.6
Equity in earnings of Metro Inc.	19.8		(19.8)	(6)

Loss from continuing operations before income taxes	(22.9)	(23.5)	(73.3)		(119.7)	4.1		(115.6)
Benefit from income taxes	14.4	9.3			23.7			23.7

(Loss) income from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$(8.5)	$(14.2)	$(73.3)		$(96.0)	$4.1		$(91.9)

Per share data:
Loss per share:
Basic	($0.21)	($0.27)			($1.99)			($1.91)
Diluted	($0.21)	($0.27)			($1.99)			($1.91)
Weighted average number of shares outstanding:
Basic	41,362,113	52,039,381			48,143,163			48,143,163
Diluted	41,362,113	52,039,381			48,143,163			48,143,163

(1)	26 Weeks ended July 29, 2006.

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in millions, except share and per share amounts)

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial statements reflect (1) acquisition pro forma adjustments for the acquisition of Pathmark which are discussed in Notes 1 through 10 and (2) pro forma adjustments which reflect the offering of the notes, the offering of common stock in connection with the share lending agreements and the related transactions as discussed in Notes 11 and 12.

Acquisition

These unaudited pro forma condensed combined financial statements (“pro forma financial statements”) have been prepared based upon historical financial statements of A&P and Pathmark, giving effect to the merger and other related adjustments described in these footnotes. These pro forma financial statements should be read in conjunction with the historical financial statements of A&P and Pathmark.

These pro forma financial statements and adjustments are based on preliminary internal estimates and assumptions made by management and have been made solely for purposes of developing these pro forma financial statements to aid in the analysis of the impact of the merger to A&P. These pro forma financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger actually taken place on the dates indicated and do not purport to be indicative of future financial position or operating results.

The acquisition was completed on December 3, 2007 and had been subject to regulatory approval which was recently received, and accordingly access to information required to prepare the pro forma financial statements was limited prior to consummation of the merger. The actual results of the transaction reported by the combined company in periods following the merger may differ from that reflected in these pro forma financial statements depending on the actual assets acquired after the required regulatory disposals and final fair values assigned to amortizable assets and liabilities.

The allocation of the purchase price and its impact on the statement of operations may differ depending on the final fair values assigned to amortizing assets and liabilities and their related actual remaining useful lives; including the following categories of intangible assets and liabilities:

•	Favorable/unfavorable leases

•	Favorable/unfavorable contracts

•	Benefit plan obligations

•	Pharmacy scripts

•	Customer relationships

The allocation of the purchase price to assets which will not be amortized may also impact classification on the balance sheet depending on the final fair values assigned; including the following categories of intangible assets:

•	Trade name

•	Goodwill

The Unaudited Pro Forma Condensed Combined Balance Sheet was prepared using the unaudited historical consolidated financial statements of A&P and Pathmark, as of September 8, 2007 and August 4, 2007, respectively. The pro forma adjustments to the historical balances, except as otherwise noted herein, give effect to the merger as if it occurred on September 8, 2007.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the 52-week fiscal year ended February 24, 2007 was prepared using the audited historical consolidated statements of operations of A&P and Pathmark for the 52 weeks ended February 24, 2007 and the 53 weeks ended February 3, 2007, respectively. The Unaudited Pro Forma Condensed Combined Statements of Operations for the 28 week period ended September 8, 2007 was prepared using the unaudited historical consolidated statements of operations of A&P and Pathmark for the 28 weeks ended September 8, 2007 and the 26 weeks ended August 4, 2007, respectively. The Unaudited Pro Forma Condensed Combined Statement of Operations for the 28 week period ended September 9, 2006 was prepared using the unaudited historical Consolidated Statements of Operations of A&P and Pathmark for the 28 weeks ended September 9, 2006 and the 26 weeks ended July 29, 2006, respectively. The Unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended February 24, 2007 and for the period ended September 8, 2007 give effect to the acquisition as if the acquisition occurred on the first day of the period presented (i.e., February 26, 2006 and February 25, 2007, respectively).

Disposition of Assets

Midwest and Greater New Orleans

During the first half of fiscal year 2007, A&P disposed of and therefore classified its assets in the Midwest and the Greater New Orleans area as “Assets Held for Sale” on its Form 10-Q Consolidated Balance Sheets pursuant to the requirements of SFAS 144. SFAS 144 requires that once properties are identified as held for sale, they are no longer depreciated, valued on an asset-by- asset basis at the lower of carrying amount or fair value less costs to sell, and reclassified as a current asset to “Assets held for sale” on our Consolidated Balance Sheets. As of September 8, 2007, sale transactions for a majority of the Midwest locations have been completed, with final negotiations pending on one store location. In addition, in accordance with SFAS 144, the criteria necessary to classify the operations in both the Greater New Orleans area and the Midwest as discontinued have been satisfied and such, have been reclassified in our Consolidated Statements of Operations for the 28 weeks ended September 8, 2007 and September 9, 2006. The disposition of the stores in the Greater New Orleans area were completed during the second half of fiscal 2007 and are subject to customary closing conditions. The pro forma balance sheet has not been adjusted to reflect the impact of the disposition of the final store location in the Midwest and the stores in the Greater New Orleans area as proceeds approximated net book value and any adjustments are considered immaterial.

Antitrust Dispositions

As a result of review by the antitrust branch of the federal government, A&P entered into signed asset disposition agreements which are currently scheduled to close prior to January 10, 2008 and will dispose of six individual store locations (five A&P stores and one Pathmark store). The combined stores had Inventory and Property-net book value of approximately $7.0 million and $10.9 million, respectively, as of the date of the pro forma balance sheet. The five A&P stores had Inventory and Property-net book value of approximately $5.6 million and $7.7 million, respectively, as of the date of the pro forma balance sheet. The Pathmark store had Inventory and Property-net book value of approximately $1.4 million and $3.2 million, respectively as of the date of the pro forma balance sheet. Sales for the combined locations were approximately $147.6 million, $78.3 million and $76.7 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively. Sales for the five A&P locations combined were approximately $109.7 million, $59.4 million and $58.1 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively. Sales for the Pathmark location were approximately $37.9 million, $18.9 million and $18.6 million for the fiscal year 2006 and twenty-six weeks ended August 4, 2007 and July 29, 2006, respectively. Income (loss) from operations before income taxes for the combined locations combined was approximately $0.7 million, $0.8 million and ($0.2) million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively. Income from operations before income taxes for the five A&P locations combined was approximately $0.9 million, $0.7 million and $0.1 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively. Income (loss) from operations before income taxes for the Pathmark location was approximately ($0.2)

million, $0.1 million and ($0.3) million for the fiscal year 2006 and twenty-six weeks ended August 4, 2007 and July 29, 2006, respectively. Depreciation for the combined locations was approximately $3.1 million, $1.6 million, and $1.7 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively. Depreciation for all five A&P locations combined was approximately $2.4 million, $1.2 million, and $1.3 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively. Depreciation for the Pathmark location was approximately $0.7 million, $0.4 million, and $0.4 million for the fiscal year 2006 and twenty-six weeks ended August 4, 2007 and July 29, 2006, respectively. For purposes of these pro forma financial statements, A&P has excluded any adjustments for these dispositions due to immateriality.

Note 2—Purchase Price

The purchase price included in these pro forma financial statements is preliminary and is based on information that was available to management of A&P and Pathmark at the time these pro forma financial statements were prepared. Accordingly, the purchase price will change and the impact of such changes could be material.

Each share of Pathmark common stock outstanding was converted into 0.12963 shares of A&P common stock (together with cash in lieu of fractional shares) and $9.00 in cash.

A&P assumed the obligations of Pathmark in the 2000 Warrant Agreement such that the warrant holders under the 2000 Warrant Agreement shall have the right to purchase 0.12963 A&P common stock and receive $9.00 per share upon receipt of the $22.31 exercise price. The value of these warrants calculated using the Black-Scholes method is $0.20 per warrant.

For Pathmark stock options either (1) granted prior to June 9, 2005 that have exercise prices less than the fair market value of the underlying stock (where consents are not obtained) or (ii) granted prior to June 9, 2005 that have exercise prices greater than or equal to the fair market value of the underlying stock, A&P issued 1,107,154 of A&P stock options in lieu of cash. The A&P stock options issued have a fair value in excess of the exchanged Pathmark stock options of approximately $2.3 million which is recognized as compensation expense for purposes of these pro forma financial statements in the Accumulated earnings (deficit) line of the Unaudited Pro Forma Condensed Combined Balance Sheet. (This charge is not reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations.) See “—Note 4—Financing” for additional information.

Each Pathmark restricted common stock unit or restricted share outstanding was converted into cash equal to $8,255,407. Each Pathmark outstanding option granted on or after June 9, 2005 and each option granted prior to June 9, 2005 to the extent consents were obtained was converted into cash equal to $13,702,115. See “—Note 4—Financing” for additional information.

Additionally, A&P issued roll-over stock warrants to the Yucaipa Investors under a formula whereby each Pathmark warrant will be converted into the right to receive 0.46296 A&P warrants (together with cash in lieu of fractional shares) at an exercise price equal to their existing exercised prices divided by 0.46296. Settlement of these warrants is subject to the Tengelmann Stockholder Agreement, which causes these instruments to be accounted for as a liability that is adjusted to market at each balance sheet date. See “—Note 4—Financing” for additional information.

A&P used a market price of $32.08 for A&P shares, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced, when calculating the value of the A&P common stock that will be issued in this transaction and the value of warrants under the 2000 Warrant Agreement that will be assumed.

A&P used a quoted closing market price of $12.90 for Pathmark shares when determining the amount of cash that was paid to buy out Pathmark options, restricted stock and restricted stock unit holders. This was the quoted closing market price of Pathmark common stock on November 30, 2007, the last trading day before the transaction closing date of December 3, 2007. To calculate the value of issued roll-over options using the Black-Scholes valuation model A&P used the average quoted closing price for the two days prior to the closing date and the closing date of $12.92. Following are Black-Scholes values used for each of the roll-over stock options that had an exercise price exceeding market price of the Pathmark common stock as of November 30, 2007, or where consents were not obtained for pre-June 9, 2005 options:

Option Tranche	Black-Scholes Value per Option
10/25/2000	$3.37
3/29/2001	$2.85
10/4/2001	$2.36
9/12/2002	$6.24
6/13/2003	$8.47
9/25/2003	$8.66
6/11/2004	$6.87

A&P used a market price of $30.05 for A&P shares when calculating the value of warrants under the Yucaipa Warrant Agreement that was assumed. This was the quoted closing price of A&P common stock on November 30, 2007, the last trading day before the transaction closing date of December 3, 2007.

Purchase price paid as:
Equity issued to Pathmark common stockholders	$217.6
Issuance to Pathmark option holders	8.9
Issuance to Pathmark 2005 warrant holders	177.0
Issuance to Pathmark 2000 warrant holders	1.1

Total equity consideration	$404.6
Cash paid to redeem Pathmark debt	485.2
Cash paid to Pathmark common stockholders at $9/share	470.8
Cash paid to Pathmark option, restricted stock and restricted stock unit holders	21.9
Cash paid for estimated transaction fees (excluding financing fees)	65.4

Total cash consideration	$1,043.3

Total consideration	$1,447.9

Note 3—Purchase Price Allocation

The purchase price allocation included in these pro forma financial statements is preliminary and is based on information that was available to management of A&P at the time these pro forma financial statements were prepared. Accordingly, the purchase price allocation will change and the impact of such changes could be material.

Under the purchase method of accounting, the aggregate consideration paid is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the transaction date. Because the transaction was under regulatory review, access to the information required by management to value the assets and liabilities to be acquired was limited prior to the closing date. Therefore, these pro forma financial statements presume that the historical value of Pathmark’s tangible assets and liabilities approximates fair value, except as noted herein. The actual values assigned may change significantly after a valuation is made. The allocation of the purchase price and its impact on the Statement of Operations may differ depending on the final fair values assigned to amortizing assets and liabilities and their related actual remaining useful lives, including the following categories of intangible assets and liabilities:

•	Favorable/unfavorable leases

•	Favorable/unfavorable contracts

•	Benefit plan obligations

•	Pharmacy scripts

•	Customer relationships

The allocation of the purchase price to assets which will not be amortized may also impact classification on the balance sheet depending on the final fair values assigned, including the following categories of intangible assets:

•	Trade name

•	Goodwill

Pro forma adjustments are based on A&P management’s preliminary internal estimates of fair values and eliminate the historical Pathmark Stockholders’ equity accounts.

A&P management based the allocation of purchase price to favorable leases and certain owned property of approximately $686.0 million and $200.7 million, respectively, on a preliminary valuation performed on properties owned and under lease by Pathmark as of August 4, 2007. (The net book value of these assets is approximately $347.8 million, resulting in a net step-up to estimated fair value of $538.9 million for purposes of these pro forma financial statements). Management will amortize the favorable leases over the remaining useful life of the original lease or the remaining useful life of the original lease plus one renewal option, depending on the probability of renewal at the closing date of the transaction. Management assumes the average estimated useful life is ten years and twenty years, respectively, for the favorable leases and owned property for purposes of calculating annual incremental amortization expense of approximately $52.6 million, $28.3 million and $28.3 million for the fiscal year 2006 and the twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively for these pro forma financial statements. These amounts will change depending on the actual useful lives of properties purchased, which will be evaluated upon closing and are not anticipated to be materially different from the lives used herein.

Pathmark has entered into a leasehold assignment contract for the sale of its leasehold interests in one of its stores for $87.0 million. The Buyer has deposited $6.0 million as of December 3, 2007 in escrow as a deposit against the purchase price of the Lease, which is non-refundable to the Buyer, except as otherwise expressly provided. Consummation of the proposed transaction is subject to the satisfaction of certain closing conditions. Accordingly, although the proposed transaction is expected to close in the fourth quarter of fiscal 2007, neither the consummation of the proposed transaction nor the Company’s receipt of the full proceeds from the sale of the Lease can be assured. The amounts related to this transaction are excluded from the estimated purchase price allocation included in these pro forma financial statements.

A&P preliminarily estimates the value of Pharmacy Scripts acquired to be approximately $63.0 million with an estimated useful life of five years resulting in incremental estimated amortization expense of $12.6 million, $6.8 million and $6.8 million for the fiscal year 2006 and the second quarter fiscal 2007 and 2006, respectively, for the pro forma financial statements.

Combined incremental depreciation and amortization expense of approximately $65.2 million, $35.1 million and $35.1 million for the fiscal year 2006 and the twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively has been recorded in these pro forma financial statements.

A&P preliminarily estimates the increase in fair value of Inventories to be approximately $7.5 million.

A&P management expects that a portion of the purchase price may be allocated to favorable and unfavorable contracts other than leases; however, management is not able to estimate the value of these contracts at this time. The value of any such contracts will be amortized over the estimated useful life of the contracts which will be determined at the time the valuation is made. Adjustments to reflect the value of benefit plan obligations will be determined upon the closing of the merger and final valuations; therefore no adjustments have been made to the pro forma financial statements. A&P management also believes that a significant amount of the purchase price will be allocated to Customer Relationships and Trade Name; however, management does not have any indication of the value of these assets at this time or any other intangible assets that may be identified during the valuation process and therefore no adjustments have been made to the pro forma financial statements. The value of Customer Relationships will be amortized over the estimated useful life of the assets, which will be determined at the time the valuation is made. A&P intends to continue use of the Pathmark Trade Name indefinitely and therefore this asset will not be amortized.

The excess of the purchase price over the fair value of assets (tangible and intangible) and liabilities acquired will be allocated to Goodwill, which is not amortized. The amount of Goodwill assumed in these pro forma financial statements will change depending on the fair values allocated to the tangible and intangible assets and liabilities acquired.

These preliminary adjustments are subject to the final outcome of independent analyses that are being conducted. The final valuation and amounts recorded will be based on (i) the actual net tangible and intangible assets assumed of Pathmark that exist as of the completion of the merger and (ii) certain valuations and other studies performed with the assistance of outside valuation specialists after the completion of the merger and may differ materially from the information presented in these pro forma financial statements.

Reconciliation of historical book value of Pathmark net assets acquired
Historical book value of Pathmark net assets as of August 4, 2007	$102.6
Less:
Goodwill	(144.7)
Deferred Financing Fees	(6.6)

Historical book value of Pathmark net assets acquired	$(48.7)
Conforming accounting policy for insurance reserves (see Note 7)	(16.0)
Step-up in fair value of leased and owned property	538.9
Fair value of Pharmacy Scripts	63.0
Step-up in value of Inventory	7.5
Deferred tax assets	123.4
Deferred tax assets	6.7
Deferred tax liability	(252.8)
Goodwill	563.8
Debt to be refinanced
Current portion of long-term debt	39.4
Long-term debt	422.7

Total allocation of consideration	$1,447.9

Note 4—Acquisition Financing

These pro forma financial statements reflect the actual financing of the acquisition of Pathmark and A&P management’s best estimate of the amounts of financing fees at the time these pro forma financial statements were prepared.

Restricted Cash

A&P entered into a $675.0 million revolving credit facility (the “ABL facility”), and utilized the ABL facility to collateralize letters of credit thereby enabling A&P to fund a portion of the acquisition with the previously restricted cash of $190.0 million at September 8, 2007.

In November 2007, A&P sold its remaining investment in Metro Inc. for proceeds, net of fees, of $345.1 million and utilized the entire amount of the proceeds to fund a portion of the acquisition. The investment in Metro is recorded at market value of $391.4 million on A&P’s historical Consolidated Balance Sheet as of September 8, 2007. These pro forma balance sheet reflects the disposition of the historical market value with an adjustment to Accumulated earnings (deficit) of $46.3 million.

Debt

On the closing date of the acquisition, A&P borrowed $200.0 million under the ABL facility to fund a portion of the acquisition and to pay down the existing A&P credit facility (approximately $6.8 million at September 8, 2007).

In addition, A&P borrowed $370.0 million under a bridge credit facility (“Bridge facility”) from financial institutions to fund a portion of the acquisition. Proceeds from the Bridge facility and ABL facility were used in part to pay down the outstanding Pathmark debt (approximately $462.1 million at August 4, 2007, comprised of current and noncurrent debt of $39.4 million and $422.7 million, respectively). Of this amount, approximately $352.4 million relates to the Pathmark senior subordinated notes with a face value of $350.0 million. Approximately $375.5 million was placed in an irrevocable escrow fund to redeem these notes on the call date of February 1, 2008 at a call price of 102.917%.

A&P anticipates repaying borrowings under the Bridge facility with the proceeds from this offering, together with cash on hand and an incremental borrowing under the ABL facility, however, there can be no assurance that this will occur. The Bridge facility initially matures on the first anniversary of the merger closing date, at which point the loans thereunder will be converted, subject to the satisfaction of certain conditions such as no default under the Bridge facility and full payment of fees, into term loans and/or exchange notes that mature on the eighth anniversary of the merger closing date.

A&P estimates the future maturities of debt on a pro forma basis as follows:

	Total	Less than 1 Yr.	1-3 Yrs.	4-5 Yrs.	Thereafter
9.375% Notes, due August 1, 2039	$200.0				$200.0
ABL facility due 2012	200.0			$200.0
Bridge facility (assumed 11.725%)(1)	370.0				370.0
9.125% Notes due December 15, 2011	12.9			12.9
Mortgages & Other	1.4	$0.1	$0.6	0.4	0.3

	$784.3	$0.1	$0.6	$213.3	$570.3

(1)

If the Bridge facility is not repaid in full on or prior to the maturity date, the principal amount of the Bridge facility will, subject to certain conditions, be converted into senior secured term loans due 2015. At any time after the Bridge facility is rolled over into senior secured term loans, the bridge lenders may exchange the principal amount of the term loans for exchange notes due 2015.

A&P issued 11,623,236 roll-over warrants in exchange for Pathmark’s 2005 warrants under the Yucaipa Warrant Agreement in the transaction. The number of warrants to be issued was computed based on the number of Pathmark warrants outstanding on November 30, 2007 totaling approximately 25,106,350. Settlement of these warrants is subject to the Tengelmann Stockholder Agreement which causes these instruments to be accounted for as a liability that is adjusted to market at each balance sheet date. These warrants are valued using the price of A&P common stock of $30.05 per common share, the quoted market price of A&P common stock on November 30, 2007, the last trading day before the transaction closing date. The warrant liability will be marked to market at each reporting period. See “—Note 2—Purchase Price” above for additional information.

Equity

A&P issued 6,781,050 shares of A&P common stock to Pathmark common stockholders in the transaction. For purposes of computing the purchase price, the price of A&P common stock used is $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. See “—Note 2—Purchase Price” above for additional information.

A&P issued 1,107,154 roll-over stock options in exchange for options granted prior to June 9, 2005 that have exercise prices greater than or equal to $12.90, the quoted closing market price of Pathmark common stock on November 30, 2007, the last trading day before the closing date of the merger on December 3, 2007, or where consents were not obtained for options granted prior to June 9, 2005. For purposes of computing the purchase price, the options are valued using a Black-Scholes valuation model and a market price of $12.92, the average quoted closing market price of Pathmark stock for the two days prior to the closing date and the closing date. See “—Note 2—Purchase Price” above for additional information.

A&P assumed the 5,294,118 outstanding Pathmark 2000 warrants. Upon exercise each warrant will entitle the holder receive 0.12963 shares of A&P common stock and $9.00 in cash. For purposes of computing the purchase price, the 2000 Warrants are valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. See “—Note 2—Purchase Price” above for additional information.

Source & Use of Funds

Source of Funds

A&P Restricted cash		$190.0
Bridge facility		370.0
ABL facility		200.0
Net proceeds from sale of Metro		345.1
Issuance of 11.6 million A&P warrants to Pathmark 2005 warrant holders		177.0
Issuance of 5.3 million A&P warrants to Pathmark 2000 warrant holders		1.1
Issuance of 1.1 million A&P stock options to Pathmark option holders		11.2
Issuance of 6.8 million common shares of A&P at $1.00 par value		217.6

Total Source of Funds		$1,512.0

Use of Funds
Purchase of Pathmark common shares
Cash consideration at $9.00 per share	$470.8
Equity consideration	217.6	688.4

Purchase of Pathmark Options, Restricted Stock and RSUs		21.9
Exchange of Pathmark warrants
Issuance of 11.6 million A&P warrants to Pathmark 2005 warrant holders	177.0
Issuance of 5.3 million A&P warrant to Pathmark 2000 warrant holders	1.1	178.1

Exchange of Pathmark options
Issuance of 1.1 million A&P stock options to Pathmark option holders		11.2
Pathmark Debt		485.2
Repay borrowings under former A&P Revolving Credit Agreement		6.8
Transaction Costs (including financing fees)		120.4

Total Use of Funds		$1,512.0

Note 5—Interest Expense and Income

A&P estimates that it will incur approximately $55.0 million in financing fees and expenses ($30 million for the Bridge facility and $25 million for the new ABL facility) which will be capitalized in “Other assets.” The Bridge facility has an initial one-year term; however, after one year, the Bridge facility converts into term loans or exchange notes due 2015, which conversion is subject to the satisfaction of certain conditions such as no default under the Bridge facility and full payment of fees. A&P anticipates repaying borrowings under the Bridge facility with the proceeds of the concurrent offering of convertible notes, together with cash on hand and an incremental borrowing under the ABL facility; however, there can be no assurance that this will occur. If the Bridge facility is repaid with alternative financing or the maturity of the Bridge facility is extended to the eighth anniversary of the merger closing date, a portion of the $30 million would be amortized over the period the Bridge was outstanding and the remainder would be amortized over the life of the alternative financing. The ABL facility has a five-year term; therefore, the financing fees associated with this facility will be amortized over five years.

On December 3, 2007, the Bridge facility had an interest rate of LIBOR plus 6.5% per annum, which stepped up 50 basis points on December 7, 2007 and will step up an additional 50 basis points on January 7, 2008. Thereafter the interest rate increases an additional 50 basis points each subsequent month that elapses, subject to an interest rate cap. A&P has assumed a rate of 11.725% for purposes of these pro forma financial statements. The ABL facility will bear interest at variable rates, assumed to be 6.6% for purposes of these pro forma financial statements. Using these assumptions, incremental estimated interest expense including amortization of deferred financing fees is $23.6 million, $12.7 million and $12.7 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively, as calculated below.

Further, these pro forma financial statements reflect a reduction in interest income of $8.8 million, $5.7 million and $5.7 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively, due to the use of restricted cash to fund a portion of the acquisition and collateralizing letters of credit with the new ABL facility. A change of 1/8% in the interest rate would result in an annual change in interest expense and net loss of $0.7 million, $0.4 million and $0.4 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively.

Incremental Interest Expense Adjustment	Annual Amount	2nd Quarter Year to Date

Bridge facility	$43.3	$23.3
Less interest expense on Pathmark repaid debt	(36.6)	(18.6)
Incremental ABL facility interest	7.9	3.2
Incremental accretion for insurance reserves	1.7	0.9
Net incremental deferred financing fees	7.3	3.9

Total	$23.6	$12.7

Note 6—Investment in Metro Inc.

A&P sold approximately 35% of its investment in Metro Inc. on March 13, 2007 for approximately $203.5 million and placed $190.0 million of the proceeds in a blocked account to fund a portion of the merger consideration. The sale of these shares resulted in A&P’s diminished influence over Metro such that the accounting treatment for this investment changed from the equity method to an “available-for-sale” investment pursuant to FAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and requires an adjustment to the “Investment in Metro Inc.” to the market price at each balance sheet date through “Additional other comprehensive income.”

A&P sold the remainder of its investment in Metro during November 2007 and utilized the proceeds to fund a portion of the acquisition. The investment in Metro is recorded at market value on A&P’s historical Consolidated Balance Sheet at September 8, 2007 as $391.4 million. Proceeds, net of fees, were $345.1 million, a reduction from market value at September 8, 2007 of $46.3 million, which was recorded as an adjustment to Accumulated earnings (deficit) for purposes of these pro forma financial statements. A&P also eliminated $145.1 million of Other Comprehensive Income related to the sold investment as an adjustment to Accumulated earnings (deficit).

For purposes of the Unaudited Pro Forma Condensed Combined Statement of Operations, A&P assumed the sale of all shares occurred at the beginning of the year and has eliminated the equity income from this investment in all periods presented and removed dividend income of $2.2 million for the twenty-eight weeks ending September 8, 2007.

Note 7—Conforming Accounting Methods

Based on A&P’s preliminary review of Pathmark’s significant accounting policies, A&P estimates recording an additional $16.0 million for self-insurance reserves to conform Pathmark accounting policies to those of A&P which will be recorded through the purchase price allocation (see “—Note 3—Purchase Price Allocation” above). The difference in policy is attributable to A&P including expected legal fees in the calculation of the expected obligation. A&P does not expect this adjustment to have a significant impact on annual expense incurred. This amount could change based upon final valuation of the reserve.

Any additional adjustments are not expected to be significant. Upon consummation of the merger, further review of Pathmark’s accounting policies may result in required revisions to Pathmark’s policies to conform to A&P.

Note 8—Income Tax Effect

As a result of the merger, A&P calculated additional deferred tax liabilities of approximately $246.1 million ($538.9 million increase in assets for property and $63.0 million increase in assets for Pharmacy Scripts less $16 million increase in liability for self insurance reserve) multiplied by A&P’s tax rate of 42%. The adjustment of $246.1 million is comprised of $6.7 million increase in current deferred tax assets and $252.8 million increase in noncurrent deferred tax liabilities. Prior to the merger, A&P maintained a valuation allowance of approximately $123.4 million on its net deferred tax assets including the impact of Metro. The pro forma adjustments include the net impact of the sale of Metro, additional deferred taxes provided upon acquisition reduced by reversal of the valuation allowance, as part of the purchase price allocation.

Note 9—Cost Synergies and Restructuring

These pro forma financial statements do not include any adjustments for any cost or other operating synergies that may result from the merger. A&P expects the transaction to generate significant synergies by the second year following the closing of the merger. Cost synergy opportunities in cost of goods and administration are expected to be achieved through increased scale, contract terminations, and the elimination of the overlap between the two companies.

These pro forma financial statements do not include any adjustments resulting from integration planning or other nonrecurring charges resulting from the merger. The substantial majority of nonrecurring charges resulting from the merger will be comprised of employee termination costs and other exit costs related to the Pathmark business that are expected to be recognized in the opening balance sheet in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Other merger-related charges may be incurred that do not meet the criteria in EITF Issue No. 95-3, including employee termination and exit costs related to the A&P business, other integration-related costs, and the impacts of potential divestitures that are required by governmental authorities. A&P and Pathmark are collecting information in order to formulate the detailed integration plans to deliver planned synergies. At this time, however, the status of the integration plans and the merger-related costs are too uncertain to include in these pro forma financial statements. A&P, however, estimates costs incurred to restructure the combined organization to be approximately $115.0 million to be incurred over the first eighteen months after the closing of the merger. This amount is comprised of $30.0 million in capital costs mainly relating to Information System conversions and $85.0 million of costs related to severance, contract terminations, and other integration related expenses.

Note 10—Unaudited Pro Forma Combined Earnings Per Common Share

Unaudited pro forma combined earnings per common share are computed in accordance with SFAS No. 128, “Earnings Per Share.” Pro forma combined basic earnings per share of A&P common stock is computed by dividing: (i) pro forma combined net earnings by (ii) the weighted average number of shares of A&P common stock outstanding during the period as if the merger had occurred on the first day of the period presented, which are referred to as the basic shares.

The average number of shares of Pathmark common stock outstanding have been adjusted to reflect the impact of the merger by applying the exchange ratios to amounts historically reported by Pathmark.

Weighted average pro forma combined number of common shares:

	Fiscal 2006*	Q2 Year to Date Fiscal 2007*	Q2 Year to Date Fiscal 2006
A&P weighted average common shares, basic	41,430,600	41,857,990	41,362,113
Pathmark equivalent weighted average number of common shares outstanding of A&P	6,781,050	6,781,050	6,781,050

Total combined companies’ weighted average number of common shares outstanding, basic	48,211,650	48,639,040	48,143,163
A&P common stock equivalents	471,758	426,498	510,198
Pathmark equivalent roll-over options exercisable for common shares outstanding	63,168	63,168	63,168
Pathmark equivalent roll-over warrants convertible to common shares outstanding	1,309,318	2,047,751	1,165,771

Total combined companies weighted average number of common shares outstanding, diluted	50,055,894	51,176,457	49,882,300

*	Because the Unaudited Pro Forma Condensed Combined Statement of Operations for fiscal 2006 presents a net loss, diluted earnings per share are presented as equivalent to basic earnings per share.

Note 11-Post-Closing Refinancing

A&P expects to issue general senior, unsecured convertible notes with face values of $150.0 million due 2011 and $230.0 million due 2012; however, no guarantee can be made that this will occur. The principal amount of the convertible notes will be convertible into shares of the Company’s common stock, cash, or a combination of stock and cash, at the Company’s option. However, the Company currently has insufficient common shares authorized to settle existing and potential obligations in their entirety; therefore, the embedded conversion feature of the convertible debt must be bifurcated and the proceeds received upon issuance must be allocated between the debt and the conversion feature. The conversion feature will be recorded as a liability and adjusted to market value at the end of each reporting period. The discount recorded upon issuance of the convertible notes will be amortized over the life of the notes.

A&P intends to propose to its shareholders an increase in the number of authorized common shares available to settle existing obligations as soon as practicable but no later than at its next annual shareholder’s meeting in June 2008. Because a 2/3 majority vote is required to increase authorized common shares, there can be no assurance at this time that the number of shares will be increased; however, A&P expects that such a proposal would be approved. At such time that the number of authorized shares is sufficient to settle all existing obligations in their entirety, the Company will change the accounting treatment for the conversion feature of the convertible debt such that the obligation will be classified as equity and no longer marked to market. The debt portion will remain classified as a liability and the discount will continue to be amortized up to the face value of the debt.

A&P estimates that it will receive gross proceeds from the notes offering of approximately $380.0 million of which $69.0 million is estimated as attributable to the conversion feature pursuant to a valuation using the Black-Scholes model and the remainder of the proceeds of $311.0 million are attributable to the debt instrument. See “Use of Proceeds” for a description of how the net proceeds from the notes offering will be applied.

Concurrent with the offering of the senior, unsecured convertible notes, A&P entered into convertible note hedge and warrant transactions with financial institutions that are affiliates of the underwriters to reduce the potential dilution upon future conversion of the notes. The convertible note hedge transactions, which are structured as call options, require A&P to purchase common shares of the Company equivalent to the number of shares convertible under the conversion feature described above when A&P’s common share price reaches a price per share on the exercise date to be determined at pricing. The warrant transactions require A&P to sell common shares of the Company equivalent to the number of shares convertible under the conversion feature described above if A&P’s common share price reaches a price per share on the exercise date to be determined at pricing. These instruments will be accounted for as free standing derivatives. The note hedge will be recorded as equity and the warrant will be recorded as a liability. The warrant will be marked to market at the end of each period until such time as sufficient shares are authorized to meet all existing obligations of the Company. A&P estimates that it will remit cash for the hedge transaction of approximately $69.0 million and receive cash proceeds of $32.2 million for the warrant transaction resulting in a net incremental cash payment of $36.8 million which will be funded through existing cash.

Concurrent with the offering of the convertible notes and the convertible note hedge and warrant transactions, the Company entered into share lending agreements with affiliates of Bank of America Securities LLC and Lehman Brothers Inc., pursuant to which the Company will lend shares of its common stock to such affiliates. Under the share lending agreements, the share borrowers will offer and sell the borrowed shares in the public offering and the share borrowers have informed us that they intend to use the short position created by the share loan to facilitate transactions by which investors in the notes to be offered may hedge their investments in such notes, and borrowed shares may also be used in connection with hedging of the convertible note hedge and warrant transactions. Affiliates of Banc of America Securities LLC and Lehman Brothers Inc., underwriters in this offering, will receive all of the proceeds from the sale of the borrowed shares. The Company will not receive any of the proceeds from such sales, but will receive a nominal lending fee from the share borrowers which fee is not included in these pro forma financial statements due to immateriality. The share lending agreements will terminate if the convertible notes offering is not completed.

While the borrowed shares would be considered issued and outstanding for corporate law purposes, the Company believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares would not be considered outstanding for the purpose of computing and reporting earnings per share because the shares lent pursuant to the share lending agreements (or identical shares) would be required to be returned to the Company at the end of the loan availability period, or earlier in certain circumstances.

A&P estimates the future maturities of debt on a pro forma basis assuming the Bridge facility is replaced with convertible debt, as follows:

	Total	Less than 1 Yr	1-3 Yrs	4-5 Yrs	Thereafter
9.375% Notes, due August 1, 2039	$200.0				$200.0
ABL facility credit borrowings, due 2012	200.0				200.0
Senior, unsecured convertible notes, due 2011	150.0			$150.0
Senior, unsecured convertible notes, due 2012	230.0				230.0
9.125% Notes, due December 15, 2011	12.9			12.9
Mortgages & Other	1.4	$0.1	$0.6	0.4	0.3

	$794.3	$0.1	$0.6	$163.3	$630.3

Note 12-Post-Closing Refinancing Interest Expense and Income

The interest rate, conversion rate, conversion price and other terms of the concurrent offering of convertible notes will be determined at the time of pricing of that offering. However, for purposes of these pro forma financial statements, A&P is assuming interest rates of 5.25% and 7.0%

for the 2011 and 2012 convertible notes, respectively. Further, these pro forma financial statements assume the discount on the senior, unsecured convertible notes of $69.0 million will be amortized using the effective interest method, resulting in accretion expense of $12.9 million in the first year. A&P estimates that it will incur approximately $11.4 million in financing fees and $3.6 million in expenses related to the offerings which will be amortized over the life of the convertible notes (3.5 and 5.0 years). These fees were previously included in the Acquisition Date Pro Forma Combined financial statements within the $30 million “Other assets” discussed in Note–Interest Expense and Income. Because A&P expects to retire the Bridge facility with the proceeds of the senior, unsecured convertible notes, the portion of the $30 million of financing fees related to the Bridge facility of approximately $18.6 million would be expensed at the time the Bridge facility is retired and is reflected within the pro forma balance sheet as an adjustment to Accumulated earnings (deficit) as a non-recurring transaction. The amortization related to these fees has been adjusted in the pro forma combined statement of operations to reflect interest expense related solely to the senior, unsecured convertible notes. Using these assumptions, the estimated reduction in interest expense is approximately $7.6 million, $4.1 million and $4.1 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively, as calculated below.

Incremental Interest Expense Adjustment	Annual Amount	2nd Quarter To Date
Convertible debt	$24.0	$12.9
Accretion of discount	12.9	7.0
Net incremental deferred financing fees	(1.2)	(0.7)
Less interest expense on Bridge facility	(43.3)	(23.3)

Total	$(7.6)	$(4.1)

A change of 1/8% in the interest rate would result in an annual change in interest expense and net loss of $0.3 million, $0.2 million and $0.2 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively.

The aggregate amount of notes issued in the concurrent offering may differ from the $380.0 million assumed herein. A change in the face value of the senior, unsecured convertible notes of $10.0 million would result in an annual change in interest expense and net loss of approximately $0.7 million, $0.4 million and $0.4 million for the fiscal year 2006 and twenty-eight weeks ended September 8, 2007 and September 9, 2006, respectively. This change does not include the impact of a change in the related discount on the convertible notes and the accretion of that discount.

SELECTED HISTORICAL FINANCIAL DATA FOR A&P

The following table sets forth selected historical consolidated financial information and other data for A&P. The selected financial information as of February 22, 2003, February 28, 2004, February 26, 2005, February 25, 2006 and February 24, 2007, and for each of the five fiscal years then ended, has been derived from A&P’s consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical financial and other data for A&P for the 28 weeks ended September 9, 2006 and September 8, 2007 presented below has been derived from A&P’s unaudited consolidated financial statements and, in the opinion of our management, include all adjustments (consisting of normal recurring items) necessary for the fair presentation of the results for such periods. The results of operations for the 28 week period ended September 8, 2007 may not be indicative of the results of operations to be expected for the full fiscal year. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—A&P,” as well as the audited and unaudited consolidated financial statements for A&P and the notes thereto incorporated by reference into this prospectus supplement.

	Fiscal Year Ended(1)					28 Weeks Ended
	February 22, 2003	February 28, 2004	February 26, 2005	February 25, 2006	February 24, 2007	September 9, 2006	September 8, 2007
	(Dollars in millions, except store operating data and per share data)
Statement of Operations Data:
Sales(2)	$8,010.8	$8,829.5	$8,923.5	$7,090.0	$5,369.2	$2,889.9	$2,953.5
Cost of merchandise sold	(5,759.0)	(6,302.7)	(6,385.5)	(5,028.1)	(3,702.9)	(1,990.8)	(2,031.9)

Gross margin	2,251.8	2,526.8	2,538.0	2,061.9	1,666.3	899.1	921.6
Store operating, general and administrative expense(3)	(2,201.6)	(2,493.4)	(2,514.7)	(2,232.8)	(1,693.5)	(913.1)	(920.6)

Income (loss) from operations	50.2	33.4	23.3	(170.9)	(27.2)	(14.0)	1.0
Gain (loss) on sale of Canadian operations(4)	—	—	—	912.1	(1.3)	(0.3)	(0.3)
Gain on sale of shares of Metro	—	—	—	—	—	—	78.4
Interest expense(5)	(95.2)	(98.2)	(107.4)	(84.4)	(65.9)	(34.8)	(34.3)
Interest and dividend income	7.9	2.3	2.2	12.9	9.0	6.3	8.3
Minority interest in earnings of consolidated franchises	—	(0.1)	0.8	(1.1)	—	—	—
Equity in earnings of Metro	—	—	—	7.8	40.0	19.8	7.9

(Loss) income from continuing operations before income taxes	(37.1)	(62.6)	(81.1)	676.4	(45.4)	(23.0)	61.0
(Provision for) benefit income taxes	(136.2)	(16.0)	(0.5)	(158.3)	58.1	14.5	(2.5)

(Loss) income from continuing operations	(173.3)	(78.6)	(81.6)	518.1	12.7	(8.5)	58.5
Discontinued operations:
(Loss) income from operations of discontinued businesses, net of tax	(25.3)	(174.9)	(64.8)	(115.0)	7.1	2.1	(166.1)
Gain (loss) on disposal of discontinued businesses, net of tax	4.0	104.6	(41.6)	(10.4)	7.1	(0.2)	(48.9)

(Loss) income on discontinued operations	(21.3)	(70.3)	(106.4)	(125.4)	14.2	1.9	(215.0)

(Loss) income before cumulative effect of change in accounting principle	(194.6)	(148.9)	(188.0)	392.7	26.9	(6.6)	(156.5)
Cumulative effect of change in accounting principle—FIN 46-R(6)	—	(8.0)	—	—	—	—	—

Net (loss) income	$(194.6)	$(156.9)	$(188.0)	$392.7	$26.9	$(6.6)	$(156.5)

Net (loss) income per share—basic:
Continuing operations	$(4.50)	$(2.04)	$(2.12)	$12.85	$0.31	$(0.21)	$1.39
Discontinued operations	(0.55)	(1.83)	(2.76)	(3.11)	0.34	0.05	(5.13)
Cumulative effect	—	(0.21)	—	—	—	—	—

Net (loss) income per share—basic	$(5.05)	$(4.08)	$(4.88)	$9.74	$0.65	$(0.16)	$(3.74)

	Fiscal Year Ended(1)					28 Weeks Ended
	February 22, 2003	February 28, 2004	February 26, 2005	February 25, 2006	February 24, 2007	September 9, 2006	September 8, 2007
	(Dollars in millions, except store operating data and per share data)
Net (loss) income per share—diluted:
Continuing operations	$(4.50)	$(2.04)	$(2.12)	$12.72	$0.30	$(0.21)	$1.38
Discontinued operations	(0.55)	(1.83)	(2.76)	(3.08)	0.34	0.05	(5.08)
Cumulative effect(6)	—	(0.21)	—	—	—	—	—

Net (loss) income per share—diluted	$(5.05)	$(4.08)	$(4.88)	$9.64	$0.64	$(0.16)	$(3.70)

Weighted average common shares outstanding:
Basic	38,494,812	38,516,750	38,558,598	40,301,132	41,430,600	41,362,113	41,857,990
Diluted	38,494,812	38,516,750	38,558,598	40,725,942	41,902,358	41,362,113	42,284,488
Special cash dividends declared per share(7)	—	—	—	—	$7.25	—	—
Cash Flow Data:
Net cash provided by (used in):	.
Operating activities	$(194.0)	$(16.5)	$114.5	$(76.0)	$36.7	$16.9	$3.7
Investing activities	(185.7)	103.6	(162.5)	459.3	48.8	50.3	75.5
Financing activities	20.0	(19.0)	4.2	(411.6)	(228.9)	(213.6)	(89.2)
Capital expenditures	242.4	161.0	216.1	191.1	208.2	120.3	79.8
Balance Sheet Data (at end of period):
Cash and cash equivalents	$199.0	$297.0	$257.7	$229.6	$86.2	$83.3	$76.2
Working capital(8)	30.8	115.7	86.5	599.7	190.5	286.4	342.7
Total assets	2,996.2	2,902.8	2,802.0	2,498.9	2,111.6	2,180.2	2,166.7
Total debt(5)	987.1	1,004.9	1,025.1	578.8	648.6	660.6	555.6
Stockholders’ equity(7)	515.7	392.8	233.8	671.7	430.7	389.4	451.0
Other Financial and Store Operating Data:
Stores open at the end of the period(8)	695	633	647	405	406	403	337
New store openings during period(8)	31	19	24	3	10	1	3
Comparable store sales change(8)	0.2%	2.1%	1.3%	0.2%	0.6%	0.8%	1.9%
Number of employees(8)	78,710	74,185	73,000	38,000	38,000	23,557	31,487
Sales Data:
Sales	$8,010.8	$8,829.5	$8,923.5	$7,090.0	$5,369.2	$2,889.9	$2,953.5
Revenue from IT services agreement with Metro	—	—	—	(9.2)	(17.7)	(9.5)	(5.8)
Sales from Canadian operations	(2,669.7)	(3,368.5)	(3,537.3)	(1,723.9)	—	—	—

Sales, excluding IT services agreement with Metro and Canadian operations	$5,341.1	$5,461.0	$5,386.2	$5,356.9	$5,351.5	$2,880.4	$2,947.7

(1)	All fiscal years are 52 weeks other than the fiscal year ended February 28, 2004, which includes 53 weeks.

(2)	Includes revenue from our IT services agreement with Metro and Canadian operations.

(3)

On February 27, 2005 the first day of A&P’s 2005 fiscal year, A&P adopted the SFAS No. 123(R) and recorded share-based compensation expense of $8.2 million and $9.0 million in fiscal 2006 and fiscal 2005, respectively.

(4)	On August 13, 2005, A&P completed the sale of its Canadian business to Metro.

(5)	In fiscal 2005, A&P repurchased the majority of its 7.75% Notes due April 15, 2007 and its 9.125% Senior Notes due December 15, 2011 (the “9.125% Notes”).

(6)

In fiscal 2003, the Financial Accounting Standards Board (“FASB”) issued revised interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of Accounting Research Bulletin No. 51.” As of February 23, 2003, A&P adopted its guidance as A&P was deemed the primary beneficiary and included the franchise operations in A&P’s consolidated financial statements for fiscal 2003, fiscal 2004 and fiscal 2005.

(7)

In connection with the sale of A&P’s Canadian operations to Metro Inc., on April 25, 2006, A&P paid a special one-time dividend to its stockholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of “Additional paid in capital” in A&P’s Consolidated Balance Sheets at February 24, 2007.

(8)	Not derived from audited financial information.

SELECTED HISTORICAL FINANCIAL DATA FOR PATHMARK

The following table sets forth selected historical consolidated financial information and other data for Pathmark. The selected consolidated statements of income data for the fiscal years ended February 3, 2007, January 28, 2006 and January 29, 2005, and the selected consolidated balance sheet data as of February 3, 2007 and January 28, 2006 have been derived from Pathmark’s audited consolidated financial statements incorporated by reference in this prospectus supplement. The selected consolidated statements of income data for the fiscal years ended January 31, 2004 and February 1, 2003 and the selected consolidated balance sheet data as of January 29, 2005, January 31, 2004 and February 1, 2003 are derived from audited consolidated financial statements not included, or incorporated by reference, in this prospectus supplement. The selected consolidated statements of income data for Pathmark for the 26 weeks ended August 4, 2007 and July 29, 2006, and selected historical financial and other data for Pathmark for the 26 weeks ended August 4, 2007 and July 29, 2006 presented below are derived from Pathmark’s unaudited quarterly consolidated financial statements and, based upon representations made to A&P by Pathmark in the agreement to acquire Pathmark, in the opinion of our management, include all adjustments (consisting of normal recurring items) necessary for the fair presentation of the results for such periods. The results of operations for the 26-week period ended August 4, 2007 may not be indicative of the results of operations to be expected for the full fiscal year. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pathmark,” as well as the audited and unaudited consolidated financial statements for Pathmark and the notes thereto incorporated by reference in this prospectus supplement.

	Fiscal Year					26 weeks ended
	52 weeks ended February 1, 2003	52 weeks ended January 31, 2004	52 weeks ended January 29, 2005	52 weeks ended January 28, 2006	53 weeks ended February 3, 2007

						July 29, 2006	August 4, 2007
	(Dollars in millions, except per share amounts)
Operating Results:
Sales	$3,937.7	$3,991.3	$3,978.5	$3,977.0	$4,058.0	$2,001.4	$1,997.5
Cost of goods sold	(2,816.7)	(2,852.6)	(2,846.1)	(2,846.3)	(2,875.2)	(1,427.0)	(1,411.9)

Gross profit	1,121.0	1,138.7	1,132.4	1,130.7	1,182.8	574.4	585.6
Selling, general and administrative expenses(a)	(944.4)	(953.9)	(984.9)	(1,040.9)	(1,056.8)	(520.9)	(538.6)
Depreciation and amortization(b)	(84.6)	(84.0)	(89.4)	(90.8)	(92.6)	(46.1)	(47.1)
Impairment of goodwill and long-lived assets(c)	—	—	(309.0)	—	—	—	(2.2)
Operating earnings (loss)	92.0	100.8	(250.9)	(1.0)	33.4	7.4	(2.3)
Interest expense, net(d)	(65.1)	(72.5)	(67.0)	(64.7)	(62.3)	(30.9)	(31.8)

Earnings (loss) before income taxes and cumulative effect of an accounting change	26.9	28.3	(317.9)	(65.7)	(28.9)	(23.5)	(34.1)
Income tax benefit (provision)	(13.0)	(11.8)	9.3	25.6	10.6	9.3	6.8

Earnings (loss) before cumulative effect of an accounting change	13.9	16.5	(308.6)	(40.1)	(18.3)	(14.2)	(27.3)
Cumulative effect of an accounting change, net of tax(e)	(0.6)	—	—	—	—	—	—

Net earnings (loss)	$13.3	$16.5	$(308.6)	$(40.1)	$(18.3)	$(14.2)	$(27.3)

Weighted-average number of shares outstanding—basic	30.1	30.1	30.1	43.5	52.1	52.0	52.4
Weighted-average number of shares outstanding—diluted	30.4	30.4	30.1	43.5	52.1	52.0	52.4
Net earnings (loss) per share—basic	$0.44	$0.55	$(10.26)	$(0.92)	$(0.35)	$(0.27)	$(0.52)
Net earnings (loss) per share—diluted	$0.44	$0.55	$(10.26)	$(0.92)	$(0.35)	$(0.27)	$(0.52)
Same-store sales increase (decrease)	(1.7)%	1.2%	(0.8)%	(0.8)%	0.4%	0.2%	(0.3)%
Capital expenditures, including property acquired under capital leases and technology investments	$121.1	$79.3	$119.0	$64.50	$71.8	$34.7	$36.1

	Fiscal Year					26 weeks ended
	52 weeks ended February 1, 2003	52 weeks ended January 31, 2004	52 weeks ended January 29, 2005	52 weeks ended January 28, 2006	53 weeks ended February 3, 2007

						July 29, 2006	August 4, 2007
	(Dollars in millions)
Financial Position:
Total assets(f)	$1,522.6	$1,520.9	$1,253.4	$1,254.6	$1,132.4	$1,225.7	$1,125.5
Cash, cash equivalents and marketable securities	11.3	8.9	42.6	77.4	28.1	61.8	33.2
Debt (excluding capital lease obligations)	451.7	428.4	481.2	425.9	448.2	424.2	462.1
Capital lease obligations	201.2	196.5	193.4	179.6	169.8	174.1	164.8
Total debt, including capital lease obligations	652.9	624.9	674.6	605.5	618.0	598.3	626.9
Stockholders’ equity(f)	356.8	375.0	65.2	171.3	128.4	161.6	102.6

(a)

Selling, general and administrative expenses (“SG&A”) in fiscal 2006 included a $9.7 million non-cash charge related to stock-based compensation in accordance with SFAS No. 123(R), “Shared- Based Payment,” and $2.9 million in expenses related to the merger with A&P, partially offset by gift card breakage income of $3.5 million. SG&A in fiscal 2005 included a $14.6 million charge related to employee-related separation costs, comprised of a $8.4 million charge related to a corporate headcount reduction program, a $3.6 million charge related to a store labor buyout initiative, and a $2.6 million charge related to separation agreements with two former executives. In addition, SG&A in fiscal 2005 included a $4.7 million charge related to the merchandising and store initiative. SG&A in fiscal 2004 is net of a $1.4 million credit to correct, on a cumulative basis, the accounting related to straight-line rent expense and long-term disability and a $1.5 million gain from the sale of real estate. Fiscal 2003 included a $13.7 million gain from the sale of real estate related to the assignment of two real estate leases and an $8.1 million charge related to a store labor buyout initiative and a corporate headcount reduction program. Fiscal 2002 included a $2.0 million charge related to a store labor buyout program.

(b)	Depreciation and amortization in fiscal 2004 included a charge of $2.0 million to correct, on a cumulative basis, the amortization of certain leasehold improvements.

(c)

In accordance with the SFAS No. 142, “Goodwill and Other Intangible Assets,” Pathmark’s goodwill balance is evaluated for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Based on an evaluation of its fair value in fiscal 2002, fiscal 2003, fiscal 2005 and fiscal 2006, Pathmark concluded that there was no impairment of its goodwill. Based on Pathmark’s evaluation of its goodwill and long-lived assets performed in fiscal 2004, Pathmark recorded a non-cash impairment charge of $309.0 million. The goodwill impairment of $293.8 million, which is not deductible for income tax purposes, represented the write-down of the carrying value of Pathmark’s goodwill to its implied fair value and was due to Pathmark’s declining operating performance in fiscal 2004 and the reduced valuation multiples in the retail grocery industry, which were reflected in Pathmark’s stock price and market capitalization. The long-lived assets impairment of $15.2 million represents the write-down of under-performing stores to their fair market values.

(d)

Interest expense in fiscal 2005 included a charge of $2.8 million as a result of the defeasance of Pathmark’s mortgage borrowings utilizing a portion of the proceeds of certain purchased securities. Fiscal 2004 included a write-off of deferred financing costs of $1.7 million related to the refinancing and pay down of Pathmark’s previous credit agreement. Fiscal 2003 included a derivative settlement charge of $3.7 million related to the termination and settlement of Pathmark’s $150 million interest rate zero-cost collar and the write-off of deferred financing costs of $2.1 million as a result of the repayment of $153 million of Pathmark’s term loan primarily from proceeds from the issuance of an additional $150 million ($100 million on September 19, 2003 and $50 million on December 18, 2003) aggregate principal amount of Senior Subordinated Notes. Fiscal 2002 included the reversal of an accrued interest liability of $2.2 million related to the favorable resolution of certain tax issues.

(e)

In fiscal 2002, Pathmark adopted Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” In adopting EITF Issue No. 02-16, vendor payments related to advertising reimbursements are recorded as a reduction of cost of goods sold when both the required advertising is performed and the inventory is sold; prior to this change, these reimbursements were recorded as a reduction of advertising expense when the required advertising was performed. As a result, Pathmark recorded a charge in fiscal 2002 of $0.6 million, net of an income tax benefit of $0.4 million, for the cumulative effect of an accounting change.

(f)

In fiscal 2006, Pathmark adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106 and 132(R)” (“SFAS 158”). As a result, Pathmark recognized the funded status of its defined benefit postretirement plans as an asset or a liability, with changes resulting from adoption reducing stockholders’ equity by $36.0 million as of February 3, 2007. SFAS 158 did not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A&P

This section should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement (“A&P’s Consolidated Financial Statements” and “Notes to A&P’s Consolidated Financial Statements”). Please refer to “Risk Factors” for a summary of factors that could cause actual results to differ materially from those projected in a forward-looking statement. As you read the material below, we urge you to carefully consider our consolidated financial statements and related information provided herein.

Overview

The following Management’s Discussion and Analysis discusses matters that our management considers relevant to understanding the business environment, financial position, results of operations and A&P’s liquidity and capital resources. These items are presented as follows:

•

Review of continuing operations and liquidity and capital resources—a discussion of results for fiscal 2006 and 2005, significant business initiatives, current and expected future liquidity and the impact of various market risks on A&P.

•	Market risk—a discussion of the impact of market changes on A&P’s consolidated financial statements.

•	Critical accounting estimates—a discussion of significant estimates made by A&P’s management.

•	Impact of new accounting pronouncements—a discussion of authoritative pronouncements that have been or will be adopted by A&P.

In connection with A&P’s strategy to devote resources to expanding its Northeast core business, A&P has sold its Farmer Jack operations in Michigan and ceased operations in its remaining Farmer Jack stores, and has sold its Sav-A-Center supermarkets in the Greater New Orleans area. At the closing of the second quarter of A&P’s 2007 fiscal year, both Farmer Jack and Sav-A-Center were classified as discontinued operations.

Review of Continuing Operations

A&P’s consolidated financial information presents the results related to its operations of discontinued businesses separate from the results of its continuing operations. Both the discussion and analysis that follows focus on continuing operations.

A&P sold its Canadian operations to Metro at the close of business on August 13, 2005. Therefore, comparative information relating to A&P’s Canadian business that follows was comprised of zero weeks, 24 weeks, and 52 weeks during fiscal years 2006, 2005 and 2004, respectively.

28 Weeks Ended September 8, 2007 Compared to 28 Weeks Ended September 9, 2006

Sales for the 28 weeks ended September 8, 2007 were $2,953.5 million compared to $2,890.0 million for the 28 weeks ended September 9, 2006. Comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 1.9%. Income from continuing operations of $58.5 million for the 28 weeks ended September 8, 2007 increased from loss from continuing operations of $8.5 million for the 28 weeks ended September 9, 2006 primarily due to the gain on sale of shares of Metro. Income from discontinued operations of $1.9 million for the 28 weeks ended September 9, 2006 decreased to loss from discontinued operations of $214.9 million for the 28 weeks ended September 8, 2007 due to the sale and closure of stores in the Midwest and the sale of A&P’s stores in the Greater New Orleans area.

	28 Weeks Ended Sept. 8, 2007	28 Weeks Ended Sept. 8, 2006	Favorable/ (Unfavorable)	% Change
Sales	$2,953.5	$2,890.0	$63.5	2.2%
Increase in comparable sales	1.9%	0.8%	NA	NA
Income (loss) from continuing operations	58.5	(8.5)	67.0	>100.0%
(Loss) income from discontinued operations	(214.9)	1.9	(216.8)	>100.0%
Net loss	(156.4)	(6.6)	(149.8)	>100.0%
Net loss per share—basic	($3.74)	($0.16)	($3.58)	>100.0%
Net loss per share—diluted	($3.70)	($0.16)	($3.54)	>100.0%

Sales

Sales in the Northeast for the 28 weeks ended September 8, 2007 of $2,953.5 million increased $63.5 million or 2.2% from sales of $2,890.0 million for 28 weeks ended September 9, 2006.

The following details the dollar impact of several items affecting the increase in sales by reportable operating segment from the 28 weeks ended September 9, 2006 to the 28 weeks ended September 8, 2007:

	Impact of New Stores	Impact of Closed Stores	Comparable Store Sales	Other	Total
Northeast	$44.9	$(36.5)	$58.9	$(3.8)	$63.5

The increase in Northeast sales was primarily attributable to the opening or re-opening of 13 new stores since the beginning of fiscal 2006, of which three were opened or re-opened in fiscal 2007, increasing sales by $44.9 million and the increase in comparable store sales for the 28 weeks ended September 8, 2007 of $58.9 million or 1.9% as compared with the 28 weeks ended September 9, 2006. This increase was partially offset by to the closing of 12 stores since the beginning of fiscal 2006, of which four were closed in fiscal 2007, decreasing sales by $36.5 million and the decrease in sales relating to the expiration of an information technology services agreement with Metro of $3.8 million.

Average weekly sales per supermarket for the Northeast were approximately $350,800 for the 28 weeks ended September 8, 2007 versus $344,400 for the corresponding period of the prior year, an increase of 1.9% primarily due to the impact of closing smaller stores and positive comparable store sales.

Gross Margin

Gross margin in the Northeast of $921.6 million increased 9 basis points to 31.20% as a percentage of sales for the 28 weeks ended September 8, 2007 from $899.1 million or 31.11% as a percentage of sales for the 28 weeks ended September 9, 2006. A&P believes the impact on margin for changes in costs and special reductions was not significant.

The following table details the dollar impact of several items affecting the gross margin dollar increase from the 28 weeks ended September 9, 2006 to the 28 weeks ended September 8, 2007:

	Sales Volume	Gross Margin Rate	Total
Northeast	$19.8	$2.7	$22.5

Store Operating, General and Administrative Expense (“SG&A expense”)

SG&A expense in the Northeast was $920.6 million or 31.17% as a percentage of sales for the 28 weeks ended September 8, 2007 as compared to $913.1 million or 31.59% as a percentage of sales for the 28 weeks ended September 9, 2006.

Included in SG&A expense for the 28 weeks ended September 8, 2007 were certain charges as follows:

•	costs relating to a voluntary retirement buyout program of $0.5 million (2 basis points);

•	net real estate activity of $3.0 million (10 basis points); and

•	Pathmark acquisition related costs of $2.4 million (8 basis points).

Partially offset by:

•	reversal of costs relating to the consolidation of A&P’s operating offices in line with its smaller operations of $0.9 million (3 basis points);

•

gain on the sale of A&P’s owned warehouse in Edison, New Jersey of $13.4 million (45 basis points) that was closed and not sold as part of the sale of its U.S. distribution operations and some warehouse facilities and related assets to C&S, as discussed in Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements; and

•

reversal of occupancy related costs of $1.4 million (5 basis points) due to changes in A&P’s estimates of future costs for stores closed as part of its asset disposition initiatives as discussed in Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements.

Included in SG&A expense for the 28 weeks ended September 9, 2006 were certain charges as follows:

•

costs relating to the closing of A&P’s owned warehouses in Edison, New Jersey and Bronx, New York of $4.8 million (17 basis points) that were not sold as part of the sale of A&P’s U.S. distribution operations and some warehouse facilities and related assets to C&S, as discussed in Note 8 —Asset Disposition Initiatives to A&P’s Consolidated Financial Statements;

•	costs relating to the consolidation of A&P’s operating offices in line with its smaller operations of $3.5 million (12 basis points);

•	costs relating to a voluntary labor buyout program in the South Region of $4.2 million (15 basis points); and

•

occupancy related costs of $2.7 million (9 basis points) due to changes in A&P’s estimates of future costs for stores closed as part of A&P’s asset disposition initiatives as discussed in Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements.

Partially offset by:

•	net real estate activity of $8.6 million (30 basis points) during the 28 weeks ended September 9, 2006.

Excluding the items listed above, SG&A expense for A&P’s Northeast operations as a percentage of sales increased 16 basis points during the 28 weeks ended September 8, 2007 as compared to the 28 weeks ended September 9, 2006 primarily due to an increase in advertising costs of 13 basis points.

During the 28 weeks ended September 8, 2007 and September 9, 2006, we recorded impairment losses on long-lived assets of $1.1 million and $3.6 million, respectively, as follows:

	28 weeks ended September 8, 2007	28 weeks ended September 9, 2006
Impairments due to closure or conversion in the normal course of business	$1.1	$2.5
Impairments related to A&P’s asset disposition initiatives(1)	—	1.1

Total impairments	$1.1	$3.6

(1)	Refer to Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements

The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

If current operating levels do not continue to improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

Interest Expense

Interest expense of $34.3 million for the 28 weeks ended September 8, 2007 decreased from the prior year amount of $34.8 million primarily due to (i) a decrease in interest expense of $1.0 million as A&P’s 7.75% Notes due April 15, 2007 matured and were paid in full during the first quarter of fiscal 2007 and (ii) a decrease in interest expense of $0.7 million due to A&P’s decreased borrowings on its revolving lines of credit partially offset by (iii) additional landlord allowances received that are considered debt financing resulting in an increase in interest expense of $1.1 million and (iv) an increase in bank commitment fees of $0.1 million.

Equity In Earnings Of Metro

A&P used the equity method of accounting to account for its investment in Metro, through March 13, 2007, on the basis that A&P exerted significant influence over substantive operating decisions made by Metro through its membership on Metro’s board of directors and its committees and through an information technology services agreement with Metro. During the 28 weeks ended September 8, 2007 and September 9, 2006, A&P recorded $7.9 million and $19.8 million, respectively, in equity earnings relating to the equity investment in Metro.

Beginning March 13, 2007, as a result of the sale of 6,350,000 shares of Metro, A&P recorded the investment in Metro under SFAS 115 and classified the investment as an available-for-sale security in non-current assets on A&P’s Consolidated Balance Sheet at September 8, 2007 on the basis that A&P no longer exerts significant influence over substantive operating decisions made by Metro. In accordance with SFAS 115, A&P recorded dividend income of $2.5 million based on Metro’s dividend declarations on April 17, 2007 and August 8, 2007 and included this amount in “interest and dividend income” on A&P’s Consolidated Statements of Operations for the 28 weeks ended September 8, 2007.

Income Taxes

The provision for income taxes from continuing operations for the 28 weeks ended September 8, 2007 was $2.5 million compared to the benefit from income taxes from continuing operations for the 28 weeks ended September 9, 2006 of $14.5 million. Consistent with prior years, A&P continues to record a valuation allowance against its net deferred tax assets.

The effective tax rate on continuing operations of 4.2% for the 28 weeks ended September 8, 2007 varied from the statutory rate of 35%, primarily due to state and local income taxes and a decrease of A&P’s valuation allowance as a result of the utilization of loss carryforwards that were not previously tax benefited.

The effective tax rate on continuing operations of 62.9% for the 28 weeks ended September 9, 2006 varied from the statutory rate of 35% primarily due to a reduction in its valuation allowance and taxes not being provided on undistributed earnings of Metro.

Discontinued Operations

Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, A&P decided to sell its operations located in Northern New England and Wisconsin. These asset sales are now complete. However, A&P continues to pay occupancy costs for operating leases on closed locations.

On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to its expanding Northeast core business, A&P announced it was in negotiations for the sale of its non-core stores within its Midwest operations, including inventory related to these stores. Sale transactions for a majority of these stores have been completed, with final negotiations pending on one location. A&P has completed the sale of the majority of its Farmer Jack stores and ceased operations on July 7. Proceeds from the sale of Farmer Jack totaled $65 million, including inventory. Through the second quarter ended September 8, 2007, A&P recorded approximately $182 million of exit costs related to the Midwest operations. These costs included $59 million for net future vacancy costs, for closed stores and warehouses not sold at that time, $57 million related to pension withdrawal liability which will be paid over 20 years, $37 million in net asset impairments and approximately $32 million related primarily to severance and inventory write-downs. A&P also recorded a curtailment gain of $3.0 million reflecting a reduction in the estimated future costs of previously recorded postretirement benefits. This reduction is a result of the termination of certain employees in the Midwest who did not meet the eligibility requirements for these benefits before their termination.

On May 30, 2007, A&P announced that it was in advanced negotiations for the sale of its Sav-A-Center stores located within the Greater New Orleans area, including inventory related to these stores. Subsequent to its second quarter end, on September 15, 2007, A&P announced that it has definitive agreements for the sale of the majority of stores in this area to Rouse’s Supermarket. The remaining stores were sold to independent buyers. Proceeds from the sale of Sav-A-Center are expected to be approximately $64 million, including inventory (with $60 million received to date). At the closing of the second quarter of its 2007 fiscal year, both Farmer Jack and Sav-A-Center were classified as discontinued operations.

The loss from operations of discontinued businesses, net of tax, for the 28 weeks ended September 8, 2007 of $166.1 million decreased from income from operations of discontinued businesses, net of tax, of $2.1 million for the 28 weeks ended September 9, 2006 primarily due to (i) a decrease in income from operations for the Greater New Orleans area and (ii) additional vacancy costs that were recorded during the 28 weeks ended September 8, 2007 due to the closure of stores in the Midwest. The loss on disposal of discontinued operations of $48.8 million increased from the prior year amount of $0.2 million primarily due to impairment losses recorded on the property, plant and equipment in the Greater New Orleans area and Midwest as we recorded the assets’ fair market value based upon proceeds received and expected proceeds less costs to sell in connection with their sales.

Fiscal 2006 Compared with Fiscal 2005

Sales for fiscal 2006 were $5,369.2 million compared with $7,090.0 million for fiscal 2005; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, increased 0.6%. Income from continuing operations of $12.8 million in fiscal 2006 decreased from $518.1 million for fiscal 2005 primarily due to the absence of the gain on sale of its Canadian operations of $912.1 million. Net income per share–basic and diluted for fiscal 2006 was $0.65 and $0.64, respectively, compared to net income per share–basic and diluted of $9.74 and $9.64, respectively, for fiscal 2005.

	Fiscal 2006	Fiscal 2005	(Unfavorable) Favorable	% Change
Sales	$5,369.2	$7,090.0	$(1,720.8)	(24.3%)
Increase in comparable store sales	0.6%	0.2%	NA	NA
(Loss) gain on sale of Canadian operations	(1.3)	912.1	(913.4)	(100.1%)
Income from continuing operations	12.8	518.1	(505.3)	(97.5%)
Income (loss) from discontinued operations	14.1	(125.4)	139.5	111.2%
Net income	26.9	392.6	(365.7)	(93.1%)
Net income per share—basic	$0.65	$9.74	$(9.09)	(93.3%)
Net income per share—diluted	$0.64	$9.64	$(9.00)	(93.4%)

Sales

Sales for fiscal 2006 of $5,369.2 million decreased $1,720.8 million or 24.3% from sales of $7.090.0 million for fiscal 2005. The lower sales were primarily due to a decrease in Canadian sales of $1,723.9 million. The following table presents sales for each of its reportable operating segments for fiscal 2006 and fiscal 2005:

	Fiscal 2006	Fiscal 2005	Increase (Decrease)	% Change
Northeast	$5,369.2	$5,366.1	$3.1	0.1%
Canada	—	1,723.9	(1,723.9)	(100.0)

Total	$5,369.2	$7,090.0	$(1,720.8)	(24.3%)

The following details the dollar impact of several items affecting the increase (decrease) in sales by reportable operating segment from fiscal 2005 to fiscal 2006:

	Impact of New Stores	Impact of Closed Stores	Comparable Store Sales	Other	Total
Northeast	$37.0	$(50.5)	$8.1	$8.5	$3.1
Canada	—	—	—	(1,723.9)	(1,723.9)

Total	$37.0	$(50.5)	8.1	$(1,715.4)	$(1,720.8)

The increase in Northeast sales was primarily attributable to the opening or re-opening of 11 new stores since the beginning of fiscal 2005, of which 10 were opened or re-opened in fiscal 2006, increasing sales by $37.0 million, the increase in comparable store sales for fiscal 2006 of $8.1 million or 0.6% as compared with fiscal 2005, and the increase in sales relating to an information technology services agreement with Metro of $8.5 million. These increases were partially offset by the closing of 17 stores since the beginning of fiscal 2005, of which eight were closed in fiscal 2006, decreasing sales by $50.5 million. Included in the 11 stores opened since the beginning of fiscal 2005 were six Clemens Markets stores A&P purchased from C&S during fiscal 2006.

Average weekly sales per supermarket for the Northeast were approximately $342,600 for fiscal 2006 versus $340,900 for the corresponding period of the prior year, an increase of 0.5% primarily due to the impact of closing smaller stores and positive comparable store sales.

The decrease in Canadian sales of $1,723.9 million was due to the sale of its Canadian operations during the second quarter of fiscal 2005 which resulted in the inclusion of zero weeks of sales for fiscal 2006 as compared to the inclusion of 24 weeks for fiscal 2005.

Gross Margin

The following table presents gross margin dollar results and gross margin as a percentage of sales by reportable operating segment for fiscal 2006 as compared to fiscal 2005. Gross margin as a percentage of sales increased 45 basis points for the Northeast to 31.03% for fiscal 2006 from 30.58% for fiscal 2005 primarily caused by an increase in advertising allowances and an increase in sales relating to an information technology services agreement with Metro. A&P believes the impact on margin for changes in costs and special reductions was not significant.

	Fiscal 2006		Fiscal 2005
	Gross Margin	Rate to Sales%	Gross Margin	Rate to Sales%
Northeast	$1,666.3	31.03%	$1,641.2	30.58%
Canada	—	—	420.7	24.40

Total	$1,666.3	31.03%	$2,061.9	29.08%

The following table details the dollar impact of several items affecting the gross margin dollar increase (decrease) by reportable operating segment from fiscal 2005 to fiscal 2006:

	Sales Volume	Rate	Other	Total
Northeast	$0.9	$24.2	$—	$25.1
Canada	—	—	(420.7)	(420.7)

Total	$0.9	$24.2	$(420.7)	$(395.6)

Store Operating, General and Administrative Expense

The following table presents store operating, general and administrative expense by reportable operating segment, in dollars and as a percentage of sales for fiscal 2006 compared with fiscal 2005. Selling, general and administrative expenses expense was $1,693.5 million, or 31.54% for fiscal 2006, as compared $2,232.7 million, or 31.49% for fiscal 2005.

	Fiscal 2006		Fiscal 2005
	SG&A Expense	Rate to Sales%	SG&A Expense	Rate to Sales%
Northeast	$1,693.5	31.54%	$1,869.2	34.83%
Canada	—	—	363.5	21.09

Total	$1,693.5	31.54%	$2,232.7	31.49%

Northeast

Included in SG&A expense in the Northeast for fiscal 2006 were certain charges as follows:

•

costs relating to the closing of A&P’s owned warehouses in Edison, New Jersey and Bronx, New York of $5.3 million (10 basis points) that were not sold as part of the sale of A&P’s distribution operations and some warehouse facilities and related assets to C&S as discussed in Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements;

•	costs relating to the consolidation of A&P’s operating offices of $3.8 million (7 basis points); and

•	costs relating to a voluntary labor buyout program of $4.5 million (8 basis points).

Partially offset by:

•	net gains on real estate activity of $15.1 million (28 basis points) during fiscal 2006.

SG&A expense in the Northeast for fiscal 2005 also included certain charges as follows:

•

costs relating to the closing of A&P’s owned warehouses in Edison, New Jersey and Bronx, New York of $76.6 million (143 basis points) that were not sold as part of the sale of A&P’s distribution operations and some warehouse facilities and related assets to C&S as discussed in Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements;

•	costs relating to the impairment of unrecoverable assets of $17.7 million (33 basis points) as discussed in Note 6—Valuation of Long-Lived Assets to A&P’s Consolidated Financial Statements;

•	costs relating to an administrative reorganization during fiscal 2005 of $17.6 million (33 basis points);

•	costs relating to the consolidation of A&P’s operating offices of $14.5 million (27 basis points);

•	costs relating to the cash tender offer completed during fiscal 2005 as discussed in Note 9—Indebtedness to A&P’s Consolidated Financial Statements of $32.6 million (61 basis points);

•

costs relating to the settlement of A&P’s net investment hedge as discussed in Note 18—Hedge of Net Investment in Foreign Operations to A&P’s Consolidated Financial Statements of $15.4 million (29 basis points); and

•

costs relating to workers compensation state assessment charges as discussed in Note 1—Summary of Significant Accounting Policies to A&P’s Consolidated Financial Statements of $9.7 million (18 basis points).

Partially offset by:

•

recoveries from A&P’s VISA/Mastercard antitrust class action litigation as discussed in Note 19—Commitments and Contingencies to A&P’s Consolidated Financial Statements of $1.5 million (3 basis points); and

•	net gains on real estate activity of $14.6 million (27 basis points) during fiscal 2005.

Excluding the items listed above, SG&A expense within A&P’s core Northeast operations, as a percentage of sales, decreased by 13 basis points during fiscal 2006 as compared to fiscal 2005, primarily due to the continued focus on discretionary spending, particularly within the administrative departments of $12.5 million (23 basis points).

Canada

The decrease in SG&A expense in Canada of $363.5 million was due to the sale of A&P’s Canadian operations during the second quarter of fiscal 2005 which resulted in the inclusion of zero weeks of costs in fiscal 2006 as compared to 24 weeks in fiscal 2005.

During fiscal 2006 and fiscal 2005, A&P recorded impairment losses on long-lived assets as follows:

	Fiscal 2006		Fiscal 2005
	Northeast	Northeast	Canada	Total
Impairments due to closure or conversion in the normal course of business	$4,294	$9,851	$506	$10,357
Impairments due to unrecoverable assets	—	17,728	—	17,728
Impairments related to the asset disposition initiatives (1)	1,049	8,590	—	8,590

Total	$5,343	$36,169	$506	$36,675

(1)	Refer to Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements.

The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

If current operating levels do not improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

(Loss) Gain on Sale of Canadian Operations

A&P sold its Canadian operations to Metro at the close of business on August 13, 2005. As a result of this sale, A&P recorded a pretax gain of $912.1 million (gain of $805.3 million after tax) during fiscal 2005. In fiscal 2006, A&P recorded a charge of $1.3 million as a result of a post-closing working capital adjustment, as provided in the Stock Purchase Agreement.

Interest Expense

Interest expense of $65.9 million (Northeast) for fiscal 2006 decreased from the prior year amount of $84.4 million ($76.0 for the Northeast and $8.4 million for Canada) due primarily to (i) the repurchase of the majority of A&P’s 7.75% Notes due April 15, 2007 and A&P’s 9.125% Notes, resulting in a reduction in interest expense of $17.2 million in the Northeast, and (ii) the absence of interest expense of $8.4 million relating to A&P’s Canadian operations that was recorded during fiscal 2005 but not recorded during fiscal 2006 as a result of its sale, partially offset by (iii) an increase in interest expense of $5.4 million due to A&P’s increased borrowings on its revolving line of credit in the Northeast.

Equity in Earnings of Metro

A&P uses the equity method of accounting to account for its investment in Metro, on the basis that it had significant influence over substantive operating decisions made by Metro through its membership on Metro’s board of directors and Metro’s committees and through an information technology services agreement with Metro. During fiscal 2006 and fiscal 2005, A&P recorded $40.0 million and $7.8 million, respectively, in equity earnings relating to its equity investment in Metro in the Northeast. Refer to Note 20—Subsequent Events to A&P’s Consolidated Financial Statements for further discussion regarding A&P’s equity investment in Metro subsequent to February 24, 2007.

Income Taxes

The benefit from income taxes from continuing operations for fiscal 2006 was $58.1 million compared to a provision for income taxes from continuing operations for fiscal 2005 of $158.3 million (a $139.6 million provision for A&P’s Northeast operations, and an $18.7 million provision for A&P’s Canadian operations). Consistent with the prior year, A&P continues to record a valuation allowance against A&P’s U.S. net deferred tax assets.

For fiscal 2006, A&P’s effective income tax rate of (128.1)% changed from the effective income tax rate of 23.4% for fiscal 2005 as follows (in millions):

	Fiscal 2006		Fiscal 2005
	Tax Benefit	Effective Tax Rate	Tax (Provision)	Effective Tax Rate
Northeast	$58.1	(128.1%)	$(139.6)	20.6%
Canada	—	—	(18.7)	2.8

	$58.1	(128.1%)	$(158.3)	23.4%

The change in A&P’s effective tax rate was primarily due to (i) the recognition of tax benefits during fiscal 2006 as A&P continues to experience operating losses and these operating losses decrease the overall tax provision previously recorded during fiscal 2005 in connection with A&P’s domestic reinvestment plan (as described in Note 12 to A&P’s Consolidated Financial Statements, A&P’s “Domestic Reinvestment Plan”) and events surrounding the sale of A&P’s Canadian operations in fiscal 2005, (ii) the recognition of foreign tax credits, (iii) the increase in A&P’s valuation allowance that was recorded through the current year tax benefit, (iv) the tax benefit from not providing deferred taxes on the undistributed earnings of A&P’s investment in Metro, and (v) the absence of a tax provision that was recorded for A&P’s Canadian operations during fiscal 2005 that was not recorded during fiscal 2006 due to the sale of A&P’s Canadian operations during the second quarter of fiscal 2005.

Discontinued Operations

Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, A&P decided to sell its operations located in Northern New England and Wisconsin, as well as its Eight O’Clock Coffee business. These asset sales are now complete. However, A&P continues to pay occupancy costs for operating leases on closed locations.

On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to its expanding Northeast core business, A&P announced it was in negotiations for the potential sale of its non-core stores within its Midwest operations, including inventory related to these stores. Sale transactions for these stores were completed. Further, A&P ceased sales operations in all stores as of July 7, 2007.

On May 30, 2007, A&P announced that it was in advanced negotiations for the sale of its stores located within the Greater New Orleans area. In connection with this sale, liabilities will be recorded in the near term. Subsequent to fiscal 2006, the criteria set forth by SFAS No. 144 to reclassify these assets as properties held for sale had been met for A&P’s non-core stores in the Greater New Orleans area and the Midwest.

A&P has accounted for these separate business components as discontinued operations in accordance with SFAS No. 144 in A&P’s Consolidated Statements of Operations for fiscal 2006 and fiscal 2005. In determining whether a store or group of stores qualifies as discontinued operations treatment, A&P includes only those stores for which (i) the operations and cash flows will be eliminated from A&P’s ongoing operations as a result of the disposal and (ii) A&P will not have any significant continuing involvement in the operations of the stores after the disposal. In making this determination, A&P considers the geographic location of the stores. If stores to be disposed of are replaced by other stores in the same geographic district, A&P would not include the stores as discontinued operations.

Although the Canadian operations have been sold as of February 25, 2006, the criteria necessary to classify the Canadian operations as discontinued have not been satisfied as A&P had retained significant continuing involvement in the operations of this business upon its sale.

Income from operations of discontinued businesses, net of tax, for fiscal 2006 was $7.1 million, which primarily related to a gain from proceeds of an insurance settlement received during fiscal 2006 for a portion of A&P’s losses caused by Hurricane Katrina as discussed in Note 16 to A&P’s Consolidated Financial Statements, “Hurricane Katrina and Impact on Business,” as compared to a loss from operations of discontinued businesses, net of tax, of $115.0 million for fiscal 2005, which was primarily due to future occupancy related costs for four stores closed in connection with Hurricane Katrina and A&P’s insurance deductible and other related hurricane costs as discussed in Note 16—Hurricane Katrina and Impact on Business to A&P’s Consolidated Financial Statements.

The gain on disposal of discontinued operations, net of tax, was $7.1 million for fiscal 2006, which primarily related to net gains on real estate activity of $5.6 million as compared to a loss on disposal of discontinued businesses, net of tax, of $10.4 million for fiscal 2005, which was primarily related to the write-off of an asset for a favorable lease that was recorded for one of the stores that was closed due to Hurricane Katrina as discussed in Note 16—Hurricane Katrina and Impact on Business and property write-offs related to stores closed in the Midwest to A&P’s Consolidated Financial Statements.

Fiscal 2005 Compared with Fiscal 2004

Sales for fiscal 2005 were $7,090.0 million, compared with $8,923.5 million for fiscal 2004; comparable store sales, which includes stores that have been in operation for two full fiscal years and replacement stores, decreased 0.2%. Loss from continuing operations reversed from $81.7 million for fiscal 2004 to income from continuing operations of $518.1 million for fiscal 2005, primarily due to the gain on sale of A&P’s Canadian operations of $912.1 million. Net income per share–basic and diluted for fiscal 2005 was $9.74 and $9.64, respectively, compared to a net loss per share–basic and diluted of $4.88 for fiscal 2004.

	Fiscal 2005	Fiscal 2004	(Unfavorable) Favorable	% Change
Sales	$7,090.0	$8,923.5	$(1,833.5)	(20.5)%
(Decrease) increase in comparable store sales	0.2%	1.3%	NA	NA
Gain on sale of Canadian operations	912.1	—	912.1	100.0%
Income (loss) from continuing operations	518.1	(81.7)	599.8	>100.0%
Loss from discontinued operations	(125.4)	(106.4)	(19.0)	(17.9)%
Net income (loss)	392.6	(188.1)	580.7	>100.0%
Net income (loss) per share—basic	$9.74	$(4.88)	$14.62	>100.0%
Net income (loss) per share—diluted	$9.64	$(4.88)	$14.52	>100.0%

Sales

Sales for fiscal 2005 of $7,090.0 million decreased $1,833.5 million, or 20.5% from sales of $8,923.5 million for fiscal 2004. The lower sales were due to a decrease in Northeast sales of $20.1 million and a decrease in Canadian sales of $1,813.4 million. The following table presents sales for each of A&P’s reportable operating segments for fiscal 2005 and fiscal 2004:

	Fiscal 2005	Fiscal 2004	Decrease	% Change
Northeast	$5,366.1	$5,386.2	$(20.1)	(0.4)%
Canada	1,723.9	3,537.3	(1,813.4)	(51.3)%

Total	$7,090.0	$8,923.5	$(1,833.5)	(20.5)%

The following details the dollar impact of several items affecting the decrease in sales by reportable operating segment from fiscal 2004 to fiscal 2005:

	Impact of New Stores	Impact of Closed Stores	Foreign Exchange Rate	Comparable Store Sales	Other	Total
Northeast	$53.6	$(90.4)	$—	$7.5	$9.2	$(20.1)
Canada	47.6	(65.1)	162.0	1.6	(1,959.5)	(1,813.4)

Total	$101.2	$(155.5)	$162.0	$9.1	$(1,950.3)	$(1,833.5)

The decrease in Northeast sales was primarily attributable to closing 24 stores since the beginning of fiscal 2004, of which nine were closed in fiscal 2005, decreasing sales by $90.4 million. This decrease was partially offset by the opening or re-opening of five new stores since the beginning of fiscal 2004, of which one was opened or re-opened in fiscal 2005, increasing sales by $53.6 million, the increase in comparable store sales for fiscal 2005 of $7.5 million or 0.2% as compared to fiscal 2004, and an increase in sales relating to an information technology services agreement with Metro of $9.2 million.

Average weekly sales per supermarket for the Northeast were approximately $340,900 for fiscal 2005 versus $337,300 for the corresponding period of the prior year, an increase of 1.1%, primarily due to the impact of closing smaller stores and positive comparable store sales.

The decrease in Canadian sales was primarily attributable to the sale of A&P’s Canadian operations that resulted in the inclusion of 24 weeks of sales during fiscal 2005 as compared to 52 weeks during fiscal 2004, decreasing sales by $1,959.5 million, and the closure of 14 stores since the beginning of fiscal 2004, of which one was closed in fiscal 2005, decreasing sales by $65.1 million. These decreases were partially offset by the opening or re-opening of nine stores since the beginning of fiscal 2004, of which one was opened or re-opened in fiscal 2005, increasing sales by $47.6 million, the favorable effect of the Canadian exchange rate, which increased sales by $162.0 million, and the increase in comparable store sales for fiscal 2005 of $1.6 million, or 0.1% for Company-operated stores and franchised stores combined, as compared to fiscal 2004.

Average weekly sales per supermarket for Canada were approximately $298,600 for fiscal 2005 versus $285,900 for the corresponding period of the prior year, an increase of 4.4%. This increase was primarily due to the increase in the Canadian exchange rate and higher comparable store sales.

Gross Margin

The following table presents gross margin dollar results and gross margin as a percentage of sales by reportable operating segment for fiscal 2005 as compared to fiscal 2004. Gross margin as a percentage of sales decreased 51 basis points for the Northeast to 30.58% for fiscal 2005 from 31.10% for fiscal 2004. Total A&P gross margin as a percentage of sales increased 64 basis points to 29.08% for fiscal 2005 from 28.44% for fiscal 2004 primarily caused by the sale of A&P’s Canadian operations which had a lower gross margin rate. A&P believes the impact on margin for changes in costs and special reductions was not significant.

	Fiscal 2005		Fiscal 2004
	Gross Margin	Rate to Sales%	Gross Margin	Rate to Sales%
Northeast	$1,641.2	30.58%	$1,674.9	31.10%
Canada	420.7	24.40	863.2	24.40

Total	$2,061.9	29.08%	$2,538.1	28.44%

The following table details the dollar impact of several items affecting the gross margin dollar increase (decrease) from fiscal 2004 to fiscal 2005:

	Sales Volume	Rate	Gross Margin Exchange Rate	Other	Total
Northeast	$(6.2)	$(27.4)	$—	$—	$(33.6)
Canada	(58.8)	4.5	32.9	(421.1)	(442.5)

Total	$(65.0)	$(22.9)	$32.9	$(421.1)	$(476.1)

Store Operating, General and Administrative Expense

The following table presents store operating, general and administrative expense by reportable operating segment, in dollars and as a percentage of sales for fiscal 2005 compared with fiscal 2004. SG&A expense was $2,232.7 million or 31.49% for fiscal 2005 as compared to $2,514.7 million or 28.18% for fiscal 2004.

	Fiscal 2005		Fiscal 2004
	SG&A	Rate to Sales%	SG&A	Rate to Sales%
Northeast	$1,869.2	34.83%	$1,707.8	31.71%
Canada	363.5	21.09	806.9	22.81

Total	$2,232.7	31.49%	$2,514.7	28.18%

Northeast

Included in SG&A expense in the Northeast for fiscal 2005 were certain charges as follows:

•

costs relating to the closing of A&P’s owned warehouses in Edison, New Jersey and Bronx, New York of $76.6 million (143 basis points) that were not sold as part of the sale of A&P’s distribution operations and some warehouse facilities and related assets to C&S as discussed in Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements;

•	costs relating to the impairment of unrecoverable assets of $17.7 million (33 basis points) as discussed in Note 6—Valuation of Long-Lived Assets to A&P’s Consolidated Financial Statements;

•	costs relating to an administrative reorganization during fiscal 2005 of $17.6 million (33 basis points);

•	costs relating to the consolidation of A&P’s operating offices of $14.5 million (27 basis points);

•	costs relating to the cash tender offer completed during fiscal 2005 as discussed in Note 9—Indebtedness of $32.6 million (61 basis points);

•

costs relating to the settlement of A&P’s net investment hedge as discussed in Note 18—Hedge of Net Investment in Foreign Operations to A&P’s Consolidated Financial Statements of $15.4 million (29 basis points); and

•

costs relating to workers compensation state assessment charges as discussed in Note 1—Summary of Significant Accounting Policies to A&P’s Consolidated Financial Statements of $9.7 million (18 basis points).

Partially offset by:

•

recoveries from A&P’s VISA/Mastercard antitrust class action litigation as discussed in Note 19—Commitments and Contingencies to A&P’s Consolidated Financial Statements of $1.5 million (3 basis points); and

•	net gains on real estate activity of $14.6 million (27 basis points) during fiscal 2005.

SG&A expense in the Northeast for fiscal 2004 also included certain charges as follows:

•	costs relating to severance and other charges of $8.9 million (16 basis points) relating to an administrative reorganization; and

•

costs relating to an increase in A&P’s workers’ compensation and general liability reserves of $15.3 million (28 basis points) in response to both adverse development of prior years’ costs and other developments including a continuing trend of rising costs.

Partially offset by:

•

a reduction in the vacation accrual of $6.3 million (12 basis points) due to a change in the vacation entitlement practice. Prior to the change in the vacation operating policy, non-union employees were fully vested on the first day of the calendar year. As such under SFAS No. 43, “Compensated Absences,” A&P accrued vacation as it was earned by non-union employees (earned in the calendar year immediately preceding the January 1 vesting date). Under the new vacation operating policy, non-union employees vest over the year that vacation is earned, and accordingly, A&P recorded a one-time adjustment to reduce the liability; and

•	net gains on real estate activity of $27.2 million (51 basis points) during fiscal 2004.

Excluding the items listed above, SG&A expense within A&P’s core Northeast operations, as a percentage of sales, decreased by 18 basis points during fiscal 2005 as compared to fiscal 2004 primarily due to a reduction in administrative expenses of $42.3 million partially offset by an increase in depreciation expense of $4.7 million and an increase in utilities expense of $18.5 million due to rising costs of oil and gas.

Canada

The decrease in SG&A expense in Canada of $443.4 million (172 basis points) is primarily due to the inclusion of 24 weeks of costs during fiscal 2005 as compared to 52 weeks of costs during fiscal 2004, in addition to (i) lower depreciation expense of $21.6 million as the Canadian assets were sold during fiscal 2005, and (ii) the absence of costs relating to the settlement of the Canadian lawsuit of $35.4 million which were included in fiscal 2004.

During fiscal 2005 and fiscal 2004, A&P recorded impairment losses on long-lived assets as follows:

	Fiscal 2005			Fiscal 2004
	Northeast	Canada	Total	Northeast	Canada	Total
Impairments due to Closure or conversion in the normal course of business	$9,851	$506	$10,357	$2,848	$709	$3,557
Impairments due to Unrecoverable assets	17,728	—	17,728	—	—	—
Impairments related to the asset disposition initiatives (1)	8,590	—	8,590	1,550	—	1,550

Total	$36,169	$506	$36,675	$4,398	$709	$5,107

(1)	Refer to Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements.

The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

If current operating levels do not improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

Gain on Sale of Canadian Operations

A&P sold its Canadian operations to Metro at the close of business on August 13, 2005. As a result of this sale, A&P recorded a pretax gain of $912.1 million (gain of $805.3 million after tax) during fiscal 2005.

Interest Expense

Interest expense of $84.4 million ($76.0 million for the Northeast and $8.4 million for Canada) for fiscal 2005 decreased from the prior year amount of $107.5 million ($90.3 million for the Northeast and $17.2 million for Canada) due primarily to (i) the repurchase of the majority of A&P’s 7.75% Notes due April 15, 2007 and A&P’s 9.125% Notes resulting in a reduction in interest expense of $15.8 million in the Northeast, (ii) a decrease in capitalized interest expense of $1.0 million due mainly to a reduction in new store builds in the Northeast, and (iii) lower interest expense of $8.8 million relating to A&P’s Canadian operations due to the inclusion of its operating results for 24 weeks for fiscal 2005 as compared to 52 weeks for fiscal 2004 as a result of its sale, partially offset by higher interest expense resulting from A&P’s on-balance sheet long-term real estate liabilities in the Northeast, which includes sale-leaseback of Company-owned properties of approximately $1.0 million and sale-leaseback of locations for which A&P received landlord allowances of $0.5 million.

Income Taxes

The provision for income taxes from continuing operations for fiscal 2005 was $158.3 million (a $139.6 million provision for A&P’s Northeast operations and an $18.7 million provision for A&P’s Canadian operations) compared to a provision for income taxes from continuing operations for fiscal 2004 of $0.5 million (a $4.5 million provision for A&P’s Northeast operations and a $4.0 million benefit for A&P’s Canadian operations). Consistent with prior year, A&P continues to record a valuation allowance against its U.S. net deferred tax assets.

For fiscal 2005, A&P’s effective income tax rate of 23.4% changed from the effective income tax rate of 0.6% for fiscal 2004 as follows:

	Fiscal 2005		Fiscal 2004
	Tax (Provision) Benefit	Effective Tax Rate	Tax (Provision) Benefit	Effective Tax Rate
Northeast	$(139.6)	20.6%	$(4.5)	5.5%
Canada	(18.7)	2.8	4.0	(4.9)%

	$(158.3)	23.4%	$(0.5)	0.6%

The change in A&P’s effective tax rate was primarily due to the tax provisions it recorded in the U.S. in connection with (i) the Domestic Reinvestment Plan and (ii) the sale of its Canadian operations that occurred during fiscal 2005.

Discontinued Operations

Beginning in the fourth quarter of fiscal year 2002 and in the early part of the first quarter of fiscal 2003, A&P decided to sell its operations located in Northern New England and Wisconsin, as well as its Eight O’Clock Coffee business. These asset sales are now complete. However, A&P continues to pay occupancy costs for operating leases on closed locations.

On April 24, 2007, based upon unsatisfactory operating trends and the need to devote resources to its expanding Northeast core business, A&P announced it was in negotiations for the potential sale of its non-core stores within its Midwest operations, including inventory related to these stores. Sale transactions for these stores have been completed. Further, A&P ceased sales operations in all stores as of July 7, 2007.

On May 30, 2007, A&P announced that it was in advanced negotiations for the sale of its non-core stores located within the Greater New Orleans area, including inventory related to these stores.

A&P has accounted for these separate business components as discontinued operations in accordance with SFAS No. 144 in A&P’s Consolidated Statements of Operations for fiscal 2006, fiscal 2005 and fiscal 2004. In determining whether a store or group of stores qualifies as discontinued operations treatment, A&P includes only those stores for which (i) the operations and cash flows will be eliminated from its ongoing operations as a result of the disposal and (ii) A&P will not have any significant continuing involvement in the operations of the stores after the disposal. In making this determination, A&P considers the geographic location of the stores. If stores to be disposed of are replaced by other stores in the same geographic district, A&P would not include the stores as discontinued operations.

Although the Canadian operations have been sold as of February 25, 2006, the criteria necessary to classify the Canadian operations as discontinued have not been satisfied as A&P has retained significant continuing involvement in the operations of this business upon its sale.

Loss from operations of discontinued businesses, net of tax, for fiscal 2005 was $115.0 million, which primarily related to future occupancy related costs for Midwest stores to be closed, as compared to a loss from operations of discontinued businesses, net of tax, of $64.8 million for fiscal 2004, which was primarily related to decreased operating results for A&P’s discontinued businesses.

The loss on disposal of discontinued operations, net of tax, for fiscal 2005 was $10.4 million, which was primarily related to impairment charges related to the disposal of discontinued businesses, as compared to a loss on disposal of discontinued operations, net of tax, of $41.6 million for fiscal 2004, which was primarily related to property impairments for A&P’s Midwest businesses.

Liquidity and Capital Resources

28 Weeks Ended September 8, 2007 Compared to 28 Weeks Ended September 9, 2006

Cash Flows

The following table presents excerpts from A&P’s Consolidated Statements of Cash Flows:

	28 Weeks Ended
	Sept. 8, 2007	Sept. 9, 2006
Net cash provided by operating activities	$3,663	$16,866

Net cash provided by investing activities	75,524	50,298

Net cash provided in financing activities	(89,180)	(213,648)

Net cash provided by operating activities of $3.7 million for the 28 weeks ended September 8, 2007 primarily reflected A&P’s net loss of $156.5 million, adjusted for non-cash charges for (i) depreciation and amortization of $90.0 million, (ii) losses on the disposal of owned property of $1.2 million, (iii) loss on disposal of discontinued operations of $48.8 million, (iv) other property impairments of $1.1 million partially offset by (v) income from A&P’s asset disposition initiatives, primarily related to real estate gains, of $21.0 million, (vi) A&P’s equity in earnings of Metro of $7.9 million, and (vii) the gain on sale of shares of Metro of $78.4 million. Further, cash was provided by a decrease in accounts receivable of $33.0 million, a decrease in inventories of $71.6 million, an increase in other non-current liabilities of $70.0 million due to an increase in A&P’s store closing reserves, partially offset by an increase in prepaid expenses and other current assets of $10.8 million, an increase in other assets of $9.0 million and a decrease in accounts payable of $29.6 million mainly due to the timing of payments. Refer to “—Working Capital” below for discussion of changes in working capital items. Net cash flow provided by operating activities of $16.9 million for the 28 weeks ended September 9, 2006 primarily reflected A&P’s net loss of $6.6 million, adjusted for non-cash charges for (i) depreciation and amortization of $95.2 million, (ii) A&P’s asset disposition initiatives of $5.1 million partially offset by (iii) gains on the disposal of owned property of $10.9 million, (iv) income tax benefit relating to the sale of A&P’s Canadian operations of $17.3 million, and (v) A&P’s equity in earnings of Metro of $19.8 million. Further, cash was provided by a decrease in accounts receivables of $69.4 million partially offset by a decrease in accounts payable of $18.5 million, a decrease in accrued salaries, wages and benefits of $15.4 million, a decrease in other accruals of $49.8 million primarily due to timing and a decrease in non-current liabilities of $19.6 million due mainly to closed store accruals.

Net cash provided by investing activities of $75.5 million for the 28 weeks ended September 8, 2007 primarily reflected proceeds from the sale of assets of $74.4 million ($22.9 million in the Northeast, $51.1 million in the Midwest and $0.4 million in the Greater New Orleans area), cash received from the sale of shares of Metro of $203.5 million, and net sales of marketable securities of $20.4 million partially offset by an increase in restricted cash of $142.7 million and property expenditures totaling $79.8 million, which included three new supermarkets, six major remodels and two minor remodels. For the remainder of fiscal 2007, A&P has planned capital expenditures of approximately $70 million, which relate primarily to opening up one new supermarket under the Fresh format, enlarging or remodeling up to six supermarkets to the new Fresh format, opening one new liquor store, and converting two supermarkets to the new Gourmet format. A&P currently expects to close up to five stores during the remainder of fiscal 2007. Net cash provided by investing activities of $50.3 million for the 28 weeks ended September 9, 2006 primarily reflected proceeds received from the sale of assets of $19.8 million, a decrease in restricted cash of $69.0 million, net proceeds from marketable securities of $82.2 million partially offset by property expenditures totaling $120.3 million, which included one new supermarket, 12 major remodels and 31 minor remodels.

Net cash used in financing activities of $89.2 million for the 28 weeks ended September 8, 2007 primarily reflected principal payments on long-term borrowings of $32.0 million and net principal payments on revolving lines of credit of $63.2 million partially offset by proceeds from the exercise of stock options of $6.1 million. Net cash used in financing activities of $213.6 million for the 28 weeks ended September 9, 2006 primarily reflected principal payments on long-term borrowings of $540.9 million, principal payments on capital leases of $2.9 million, and dividends paid of $299.1 million partially offset by proceeds from long-term borrowings of $624.9 million and proceeds from the exercise of stock options of $4.8 million.

A&P operates under an annual operating plan which is reviewed and approved by its board of directors (its “Board”) and incorporates the specific operating initiatives it expects to pursue and the anticipated financial results of A&P. A&P’s plan for fiscal 2007 has been approved.

Profitability, cash flow, asset sale proceeds and timing can be impacted by certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs which could have a significant impact on cash generation. If A&P’s profitability and cash flow do not improve in line with its plans or if the taxing authorities do not affirm the adequacy of A&P’s Domestic Reinvestment Plan, A&P anticipates that it would be able to modify the operating plan in order to ensure that it has appropriate resources.

On March 5, 2007, A&P announced that it had reached a definitive merger agreement with Pathmark.

Working Capital

A&P had working capital of $342.7 million at September 8, 2007 compared to working capital of $190.5 million at February 24, 2007. A&P had cash and cash equivalents aggregating $76.2 million at September 8, 2007 compared to $86.2 million at February 24, 2007. The increase in working capital was attributable primarily to the following:

•	An increase in restricted cash as a result of the partial sale of A&P’s holdings in Metro as discussed in Note 4—Investment in Metro to A&P’s Consolidated Financial Statements;

•	An increase in prepaid expenses and other current assets mainly due to the timing of payments;

•

An increase in assets held for sale as a result of A&P’s decision to sell its non-core stores in the Midwest and Greater New Orleans area, as discussed in Note 7—Discontinued Operations to A&P’s Consolidated Financial Statements;

•	A decrease in the current portion of A&P’s long-term debt primarily due to A&P’s 7.75% Notes due April 15, 2007 maturing during the first quarter and paid in full; and

•	A decrease in accounts payable (inclusive of book overdrafts) due to the timing of payments and the reduction of purchases in the Midwest.

Partially offset by the following:

•	A decrease in cash and cash equivalents as detailed in A&P’s Consolidated Statements of Cash Flows;

•	A decrease in marketable securities due to their maturity;

•	A decrease in accounts receivable mainly due to the timing of receipts and initiatives to accelerate the collection of receivables; and

•	A decrease in inventory due to the liquidation of inventory for A&P’s Midwest operations due to its sale.

Letter of Credit Agreement

A&P intends to use the net proceeds from its ABL facility to pay off its existing revolving credit facility which currently enables it to borrow funds on a revolving basis for letters of credit. See “Description of Other Indebtedness—ABL Facility.”

On March 13, 2007, in connection with A&P’s agreement to acquire Pathmark, A&P sold 6,350,000 shares of its holdings in Metro for proceeds of approximately $203.5 million resulting in a net gain of $78.4 million. Of the total proceeds received, $190.4 million are being held as restricted cash to collateralize A&P’s outstanding letters of credit.

In March 2007, A&P’s letter of credit agreement and revolving credit agreement were amended to allow for the sale of such shares provided that the net proceeds from such sales are deposited in a restricted cash account.

At September 8, 2007 and February 24, 2007, there were $137.3 million and $138.3 million, respectively, in letters of credit outstanding under this agreement. Subsequent to the end of A&P’s second quarter of fiscal 2007, on October 14, 2007, its letter of credit agreement was amended to extend the expiration date of the facility from October 14, 2007 to April 14, 2008. The letter of credit agreement was terminated on December 3, 2007.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

Cash Flows

The following table presents excerpts from A&P’s Consolidated Statements of Cash Flows:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Net cash provided by (used in) operating activities	$36,722	$(76,007)	$114,458

Net cash provided by (used in) investing activities	48,755	459,297	(162,501)

Net cash (used in) provided by financing activities	(228,937)	(411,566)	4,164

Net cash flow provided by operating activities of $36.7 million for fiscal 2006 primarily reflected A&P’s net income of $26.9 million, adjusted for non-cash charges for (i) depreciation and amortization of $177.8 million, (ii) asset disposition initiatives of $2.1 million, (iii) cash proceeds from dividends from Metro of $6.9 million partially offset by (iv) gains on the disposal of owned property of $22.5 million, (v) income tax benefit of $66.4 million, and (vi) A&P’s equity in earnings of Metro of $40.0 million, a decrease in receivables of $62.7 million partially offset by a decrease in other accruals of $61.4 million primarily due to timing and a decrease in non-current liabilities of $37.6 million due mainly to closed store accruals. Refer to “—Working Capital,” below, for discussion of changes in working capital items. Net cash flow used in operating activities of $76.0 million for fiscal 2005 primarily reflected A&P’s net income of $392.6 million, adjusted for non-cash charges for (i) depreciation and amortization of $207.3 million, (ii) asset disposition initiatives of $177.7 million, (iii) income tax provision of $98.1 million, and (iv) other property impairments of $28.1 million, (v) loss on derivatives of $15.4 million and (vi) loss on the early extinguishment of debt of $28.6 million offset by the gain on sale of Canadian operations of $912.1 million. Further cash was used in operating activities by an increase in receivables of $56.1 million, a decrease in accounts payable of $101.3 million, and a decrease in other non-current liabilities of $76.3 million primarily due to the sale of A&P’s Canadian operations partially offset by a decrease in inventories of $109.5 million and an increase in other accruals of $48.9 million. Net cash provided by operating activities of $114.5 million for fiscal 2004 primarily reflected A&P’s net loss of $188.1 million, adjusted for non-cash charges of $268.1 million for depreciation and amortization and $41.6 million for the loss on disposal of discontinued operations partially offset by a gain on disposal of owned property and write-down of property, net of $28.4 million. Further cash was provided by a decrease in accounts receivable of $29.2 million, and an increase in accounts payable of $46.3 million partially offset by an increase in inventories of $12.6 million, an increase in prepaid assets and other current assets of $6.0 million, an increase in other assets of $19.0 million, and a decrease in other accruals of $34.1 million.

Net cash flow provided by investing activities of $48.8 million for fiscal 2006 primarily reflected proceeds received from the sale of certain of A&P’s assets of $41.9 million, an increase in restricted cash of $95.1 million and net proceeds from maturities of marketable securities of $145.8 million partially offset by the purchase of six Clemens Markets stores from C&S of $24.6 million and property expenditures totaling $208.2 million, which included four new supermarkets and 30 major remodels and 35 minor remodels. Net cash flow provided by investing activities of $459.3 million for fiscal 2005 primarily reflected proceeds from the sale of A&P’s Canadian operations of $960.7 million, proceeds received from the sale of certain of A&P’s assets of $72.3 million partially offset by property expenditures totaling $191.1 million, which included three new supermarkets and 41 major remodels, disposal related expenditures for sale of the Canadian operations of $53.9 million, payments for derivatives of $15.4 million, the increase in restricted cash of $146.3 million, and the net purchases of marketable securities of $167.0 million. Net cash used in investing activities of $162.5 million for fiscal 2004 primarily reflected property expenditures totaling $216.1 million, which included 24 new supermarkets and 18 major remodels partially offset by cash received from the sale of certain of A&P’s assets of $53.6 million.

Based on A&P’s acquisition of Pathmark, for fiscal 2007, A&P reduced its planned capital expenditures to $150.0 million, which relate primarily to opening new supermarkets under the Fresh format, opening new liquor stores, enlarging or remodeling supermarkets to the new Fresh format, and converting supermarkets to the new Gourmet format.

Net cash flow used in financing activities of $228.9 million for fiscal 2006 primarily reflected principal payments on revolving lines of credit of $1,687.1 million, principal payments on capital leases of $5.3 million, and dividends paid of $299.1 million partially offset by proceeds under revolving lines of credit of $1,757.1 million and proceeds from the exercise of stock options of $6.0 million. Net cash flow used in financing activities of $411.6 million for fiscal 2005 primarily reflected principal payments on long-term borrowings of $414.0 million and principal payments on capital leases of $11.0 million partially offset by proceeds from the exercise of stock options of $26.1 million. Net cash provided by financing activities of $4.2 million for fiscal 2004 primarily reflected net proceeds from long-term real estate liabilities of $37.1 million partially offset by principal payments on capital leases of $13.5 million, a decrease in book overdrafts of $13.7 million and principal payments on long- term borrowings of $6.1 million.

A&P operates under an annual operating plan which is reviewed and approved by its Board and incorporates the specific operating initiatives it expects to pursue and the anticipated financial results of A&P. A&P’s plan for fiscal 2007 at this time has been approved and A&P believes that its present cash resources, including invested cash on hand as well as its marketable securities, available borrowings from its new credit facility and other sources, are sufficient to meet its needs.

Profitability, cash flow, asset sale proceeds and timing can be impacted by certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs which could have a significant impact on cash generation.

On April 25, 2006, A&P paid a special one-time dividend to its shareholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of “Additional paid in capital” in A&P’s Consolidated Balance Sheets at February 24, 2007. The transaction was funded primarily by cash available on the balance sheet resulting from the strategic restructuring of A&P during fiscal 2005.

Working Capital

A&P had working capital of $190.5 million at February 24, 2007 compared to working capital of $599.7 million at February 25, 2006. A&P had cash and cash equivalents aggregating $86.2 million at February 24, 2007 compared to $229.6 million at February 25, 2006. The decrease in working capital was attributable primarily to the following:

•	A decrease in cash and cash equivalents as detailed in A&P’s Consolidated Statements of Cash Flows;

•

A decrease in restricted cash and marketable securities due primarily to the payment of a one-time special dividend as discussed in Note 3—Special One-time Dividend to A&P’s Consolidated Financial Statements;

•	A decrease in accounts receivable mainly due to special initiatives to accelerate the collection of receivables;

•	A decrease in prepaid expenses and other current assets mainly due to the timing of payments; and

•	An increase in the current portion of A&P’s long-term debt primarily due to A&P’s 7.75% Notes becoming due on April 15, 2007.

Partially offset by the following:

•	A decrease in accounts payable (inclusive of book overdrafts) due to the timing of payments;

•	A decrease in accrued salaries, wages and benefits, and taxes due primarily to the timing of payments; and

•	A decrease in other accruals due to timing.

Revolving Credit Agreement

A&P used the net proceeds from its ABL facility to pay off its existing revolving credit agreement. See “Description of Other Indebtedness—Existing Debt of A&P—Revolving Credit Agreement.”

Public Debt Obligations

Outstanding notes totaling $212.8 million at September 8, 2007 consisted of $12.8 million of 9.125% Notes due 2011 (the “9.125% Notes”) and $200.0 million of 9.375% Notes due August 1, 2039 (the “9.375% Notes,” and together with the 9.125% Notes, the “Existing Notes”). Interest is payable quarterly on the 9.375% Notes and semi-annually on the 9.125% Notes. The 9.375% Notes are now callable at par and the 9.125% Notes are now callable at a premium to par. The 9.375% Notes are unsecured obligations, and contain, among other provisions, covenants restricting the incurrence of secured debt. The 9.125% Notes are unsecured. Substantially all the restrictive covenants and restrictions for the 9.125% Notes have been eliminated in connection with the cash tender offer in fiscal 2005. The Existing Notes are not guaranteed by any of A&P’s subsidiaries. During fiscal 2006, there were no repurchases of A&P’s public debt obligations.

During fiscal 2005, A&P repurchased in the open market $14.9 million of its 7.75% Notes due April 15, 2007. The cost of this open market repurchase resulted in a pretax loss due to the early extinguishment of debt of $0.6 million. In accordance with SFAS No. 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections” (“SFAS 145”), this loss has been classified within loss from operations. Also during fiscal 2005, A&P repurchased in the open market $166.7 million of A&P’s 7.75% Notes due April 15, 2007 and $203.7 million of A&P’s 9.125% Notes due December 15, 2011 through a cash tender offer. The cost of this open market repurchase resulted in a pretax loss due to the early extinguishment of debt of $29.4 million. In accordance with SFAS 145, this loss has been classified within loss from operations. Refer to Note 9—Indebtedness in the Notes to A&P’s Consolidated Financial Statements, for further discussion of the cash tender offer.

During the first quarter of fiscal 2007, the outstanding principal amount of A&P’s 7.75% Notes of $31.9 million due April 15, 2007 matured and was paid in full.

Other

During fiscal 2006 and fiscal 2005, A&P sold one and five properties, respectively, and simultaneously leased them back from the purchaser. However, due to A&P’s continuing involvement with one of these properties in the Northeast in fiscal 2005, as (i) A&P received sublease income that is more than 10% of the fair market value of this property, (ii) the lease contains renewal options that extend beyond the economic useful life of the property, and (iii) A&P is obligated to repurchase the property if certain circumstances occur, the sale did not qualify for sale-leaseback accounting in accordance with SFAS No. 98, “Accounting for Leases” (“SFAS 98”) but rather as a long-term real estate liability under the provisions of SFAS No. 66, “Accounting for Sales of Real Estate” (“SFAS 66”). In accordance with SFAS 66, the carrying value of this property of approximately $9.0 million remained on A&P’s Consolidated Balance Sheets at February 26, 2005, and no sale was recognized. Instead the sales price of this property of $20.8 million was recorded as a long-term real estate liability with a maturity of 20 years within “Long-term real estate liabilities” on A&P’s Consolidated Balance Sheets at February 25, 2006. In addition, the lease payments are being charged to “Interest expense” in A&P’s Consolidated Statements of Operations. This property was sold for a profit resulting in a gain, after deducting expenses, which has been deferred and will not be recognized until the end of the lease when A&P’s continuing involvement ceases.

“Long-term real estate liabilities” on A&P’s Consolidated Balance Sheets also include various leases in which A&P received landlord allowances to offset the costs of structural improvements it made to the leased space. As A&P had paid directly for a substantial portion of the structural improvement costs, A&P was considered the owner of the building during the construction period. In all situations upon completion of the construction, A&P was unable to meet the requirements under SFAS 98 to qualify for sale-leaseback treatment; thus, the landlord allowances have been recorded as long-term real estate liabilities on A&P’s Consolidated Balance Sheets and have been amortized over the lease term based on rent payments designated in the lease agreements. These leases have terms ranging between 12 and 25 years and effective annual percentage rates between 4.74% and 44.78%. The effective annual percentage rates were implicitly calculated based upon technical accounting guidance.

The remaining one and four properties sold and simultaneously leased back from the purchaser during fiscal 2006 and fiscal 2005, respectively, had a carrying value of approximately $2.5 million and $16.1 million, respectively. Net proceeds received related to these transactions amounted to approximately $9.2 million and $32.6 million, respectively. These properties were sold for a profit resulting in (i) a gain that was immediately recognized of $1.3 million and $5.1 million, respectively, as A&P is leasing back more than a minor part but less than substantially all of the property sold in accordance with SFAS No. 28, “Accounting for Sales with Leasebacks,” and (ii) a deferred gain after deducting expenses of $5.4 million and $11.1 million, respectively, which will be recognized as an offset to rent expense over the remaining life of the leases.

During fiscal 2006, fiscal 2005, and fiscal 2004, A&P recognized gains related to all of its sale-leaseback transactions of $5.3 million, of which $1.3 million related to recognition of a portion of the gain on sale in the current year as A&P is leasing back more than a minor part but less than substantially all of the property as discussed above, $8.8 million, of which $5.1 million related to recognition of a portion of the gain on sale in the current year as A&P is leasing back more than a minor part but less than substantially all of the property sold as discussed above, and $2.6 million, respectively. The remaining deferred gain at February 24, 2007 and February 25, 2006 amounted to $64.7 million and $63.5 million, respectively.

A&P may enter into similar transactions for other owned properties from time to time in the future.

A&P currently has effective Registration Statements filed with the Securities and Exchange Commission dated January 23, 1998 and June 21, 1999, allowing us to offer up to $75 million of debt and/or equity securities at terms contingent upon market conditions at the time of sale.

Although A&P paid a special one-time dividend to its shareholders of record on April 17, 2006 equal to $7.25 per share, A&P’s policy is to not pay dividends. As such, A&P has not made dividend payments in the previous three years and does not intend to pay dividends in the normal course of business in fiscal 2007. However, A&P is permitted under the terms of its credit agreement to pay cash dividends on common shares.

As of February 24, 2007, A&P has the following contractual obligations and commitments:

Contractual Obligations	Payments Due by Period (in millions)
	Total	Less than 1 Year	1–3 Years	4–5 Years	Thereafter
Debt(1)	$316.3	$32.1	$0.2	$83.1	$200.9
Capital Leases(2)	68.1	4.6	8.9	8.1	46.5
Operating Leases(2)	2,063.0	182.7	354.5	323.6	1,202.2
Long-term Real Estate Liabilities(2)	639.3	36.4	73.2	73.8	455.9
Pension Obligations(3)	40.7	4.3	8.5	8.4	19.5
Postretirement Obligations(4)	18.6	1.0	2.2	2.4	13.0
Occupancy Payments(5)	390.5	42.7	76.3	65.9	205.6
Severance and other related items(6)	7.5	5.0	1.1	0.3	1.1
Interest(7)	614.4	20.3	40.0	39.8	514.3
Environmental Liability(8)	2.7	0.9	0.8	0.6	0.4
Post employment Obligations(9)	9.5	1.3	2.6	2.6	3.0
Defined Contribution Plans(10)	9.0	9.0	—	—	—
Multi-employer Pension Plans(10)	32.1	32.1	—	—	—
Purchase Commitments(11)
Equipment Purchases	2.7	2.7	—	—	—
Equipment Rentals	2.9	0.7	1.7	0.5	—
Suppliers	27,346.9	2,671.9	4,657.8	3,875.6	16,141.6
Manufacturers/Vendors	12.8	8.5	1.5	1.1	1.7
Service Contracts	44.9	22.0	22.9	—	—
Consulting	7.3	6.8	0.5	—	—

Total	$31,629.2	$3,085.0	$5,252.7	$4,485.8	$18,805.7

(1)

Amounts represent contractual amounts due. Refer to Note 9 to A&P’s Consolidated Financial Statements for information regarding long-term debt. A&P expects to settle such long-term debt by several methods, including cash flows from operations.

(2)	Amounts represent contractual amounts due. Refer to Note 11 to A&P’s Consolidated Financial Statements for information regarding capital leases, operating leases and long-term real estate liabilities.

(3)

Amounts represent future contributions to A&P’s defined benefit pension plans. Refer to Note 13 to A&P’s Consolidated Financial Statements for information regarding A&P’s defined benefit pension plans.

(4)

Amounts represent future benefit payments that were actuarially determined for A&P’s postretirement benefit obligation. Refer to Note 13 to A&P’s Consolidated Financial Statements for information regarding A&P’s postretirement benefits.

(5)

Amounts represent A&P’s future occupancy payments primarily relating to its asset disposition initiatives (refer to Note 8 to A&P’s Consolidated Financial Statements), discontinued operations (refer to Note 7 to A&P’s Consolidated Financial Statements) and store closures made during the normal course of business.

(6)	Amounts represent A&P’s future severance obligations and other related items primarily relating to its normal course of business, asset disposition initiatives, and discontinued operations.

(7)

Amounts represent contractual amounts due. Refer to Note 9 to A&P’s Consolidated Financial Statements for information regarding A&P’s interest payments. Note that amounts presented exclude estimates on current and future variable interest rate payments as these amounts cannot be estimated as of the balance sheet date due to the variability in A&P’s expected borrowings.

(8)	Amounts represent A&P’s future contractual amounts payable.

(9)

Amounts represent A&P’s future benefit payments that were actuarially determined for its short and long-term disability programs. Refer to Note 13 to A&P’s Consolidated Financial Statements for information regarding A&P’s post employment obligations.

(10)

Amounts represent A&P’s best estimate of its immediate funding requirements of its defined contribution and multiemployer plans in which A&P participates. Refer to Note 13 to A&P’s Consolidated Financial Statements for information regarding these obligations.

(11)

The purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders. A&P expects to fund these commitments with cash flows from operations.

Other Commitments	Expiration of Commitments (in millions)
	Total	Less than 1 Year	1–3 Years	4–5 Years	Thereafter
Guarantees	$1.5	$0.2	$0.5	$0.8	$—

A&P is the guarantor of a loan of $1.5 million related to a shopping center, which will expire in 2011.

In the normal course of business, A&P has assigned to third parties various leases related to former operating stores. At the time the leases were assigned, A&P generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were unable to continue making payments under the Assigned Leases, A&P could be required to assume the lease obligation. As of September 8, 2007, 129 Assigned Leases remain in place. Assuming that each respective assignee was unable to make payments under an Assigned Lease, an event A&P believes to be remote, A&P estimates its maximum potential obligation with respect to the Assigned Leases to be approximately $497.9 million, which could be partially or totally offset by reassigning or subletting these leases.

A&P’s existing senior debt rating was Caa1 with negative outlook with Moody’s Investors Service (“Moody’s”) and B- with developing outlook with Standard & Poor’s Ratings Group (“S&P”) as of September 8, 2007. On September 17, 2007, subsequent to A&P’s quarter end, S&P changed A&P’s rating to B- with positive outlook. A&P’s liquidity rating was SGL3 with Moody’s as of September 8, 2007. A&P’s recovery rating was 1 with S&P as of September 8, 2007 indicating a high expectation of 100% recovery of its senior debt to its lenders. Future rating changes could affect the availability and cost of financing to A&P.

Market Risk

Market risk represents the risk of loss from adverse market changes that may impact A&P’s consolidated financial position, results of operations or cash flows. Among other possible market risks, A&P is exposed to such risk in the areas of interest rates and foreign currency exchange rates.

From time to time, A&P may enter hedging agreements in order to manage risks incurred in the normal course of business including forward exchange contracts to manage its exposure to fluctuations in foreign exchange rates.

Interest Rates

A&P’s exposure to market risk for changes in interest rates relates primarily to A&P’s debt obligations. A&P does not have cash flow exposure due to rate changes on its $214.3 million in total indebtedness as of September 8, 2007 because they are at fixed interest rates. However, A&P does have cash flow exposure on its committed bank lines of credit due to its variable floating rate pricing. Accordingly, during the 12 and 28 weeks ended September 8, 2007, a presumed 1% change in the variable floating rate would have impacted interest expense by $0.04 million and $0.14 million, respectively. During the 12 and 28 weeks ended September 9, 2006, a presumed 1% change in the variable floating rate would have impacted interest expense by $0.2 million and $0.3 million, respectively. During fiscal 2006, a presumed 1% change in the variable floating rate would have impacted interest expense by $0.8 million. During fiscal 2005 and fiscal 2004, a presumed 1% change in the variable floating rate would not have impacted interest expense as there were minimal or no borrowings under A&P’s committed bank lines of credit.

Foreign Exchange Risk

A&P is exposed to foreign exchange risk to the extent of adverse fluctuations in the Canadian dollar. A change in the Canadian currency of 10% would have resulted in a fluctuation in A&P’s investment in Metro of $39.1 million, $30.2 million and $33.9 million at September 8, 2007, February 24, 2007 and February 25, 2006, respectively. A&P does not believe that a change in the Canadian currency of 10% will have a material effect on its statements of operations or cash flows.

During fiscal 2005, A&P entered into a six month currency exchange forward contract totaling $900 million Canadian dollar notional value to hedge its net investment in its Canadian foreign operation against adverse movements in exchange rates. Also during fiscal 2005 and upon completion of the sale of its Canadian operations as discussed in Note 18—Hedge of Net Investment in Foreign Operations to A&P’s Consolidated Financial Statements, this forward contract was terminated prior to its expiration.

Critical Accounting Estimates

Critical accounting estimates are those accounting estimates that A&P believes are important to the portrayal of its financial condition and results of operations and require its most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Self-Insurance Reserves

A&P’s Consolidated Balance Sheets include liabilities for self-insured workers’ compensation and general liability claims. A&P estimates the required liability of these claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, its historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers’ compensation and general liability claims are charged to the specific claim to which costs pertain. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). The total current and non-current liability for self-insurance reserves recorded at February 24, 2007 was $133.0 million. The discount rate used at February 24, 2007 was 4.75% and was based on the timing of the projected cash flows of future payments to be made for claims. A 1% increase in the discount rate would decrease the required liability by $3.7 million. Conversely, a 1% decrease in the discount rate would increase the required liability by $4.0 million. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity).

Long-Lived Assets

A&P reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review is based upon groups of assets and the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets is recoverable from their respective cash flows. If such review indicates an impairment exists, A&P measures such impairment on a discounted basis using a probability weighted approach and a 7 year U.S. Treasury risk-free rate.

A&P also reviews assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. During fiscal 2006, A&P recorded property impairment losses of $5.3 million as follows:

Northeast
Impairments due to closure or conversion in the normal course of business	$4,294
Impairments related A&P’s asset disposition initiatives (1)	1,049

Total impairments	$5,343

(1)	Refer to Note 8—Asset Disposition Initiatives to A&P’s Consolidated Financial Statements.

The amounts for the Northeast are included in SG&A in A&P’s Consolidated Statements of Operations. The amounts for the Greater New Orleans area are included in “Gain (loss) on disposal of discontinued operations, net of tax” in A&P’s Consolidated Statements of Operations.

A&P also reviews assets in stores planned for closure or conversion for impairment upon determination that these assets will not be used for their intended useful life. During the 12 and 28 weeks ended September 8, 2007, A&P recorded impairment losses on long-lived assets due to the closure or conversion in the normal course of business of $0.6 million and $1.1 million, respectively.

The effects of changes in estimates of useful lives were not material to ongoing depreciation expense.

If current operating levels do not improve, there may be additional future impairments on long-lived assets, including the potential for impairment of assets that are held and used.

Closed Store and Closed Warehouse Reserves

For closed stores and warehouses that are under long-term leases, A&P records a discounted liability using a risk-free rate for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals. If estimated cost recoveries exceed A&P’s liability for future minimum lease payments, the excess is recognized as income over the term of the sublease. A&P estimates future net cash flows based on its experience in and its knowledge of the market in which the closed store and warehouse is located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. Variation in these factors could cause changes to A&P’s estimates. As of September 8, 2007, A&P had recorded liabilities for estimated probable obligations of $200 million. Of this amount, $13 million relates to stores closed in the normal course of business, $31 million relates to stores and warehouses closed as part of the asset disposition initiatives (see Note 8 of A&P’s Consolidated Financial Statements), and $156 million relates to stores closed as part of A&P’s discontinued operations (see Note 7 to A&P’s Consolidated Financial Statements).

Employee Benefit Plans

The determination of A&P’s obligation and expense for pension and other postretirement benefits is dependent, in part, on its selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions are disclosed in Note 13 to A&P’s Consolidated Financial Statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with GAAP, actual results that differ from its assumptions are accumulated and amortized over future periods and, therefore, affect its recognized expense and recorded obligation in such future periods. While A&P believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect its pension and other postretirement obligations and its future expense.

An example of how changes in these assumptions can affect A&P’s financial statements occurred in fiscal 2006. Based on A&P’s review of market interest rates, actual return on plan assets and other factors, it raised its discount rate for U.S. plans to 5.75% at year-end 2006 from 5.50% at year-end 2005. A&P also raised its expected return on plan assets for U.S. plans to 6.75% at year-end 2006 from 6.50% at year-end 2005. These rates are applied to the calculated value of plan assets and liabilities, which results in an amount that is included in pension expense or income in the following years. When not considering other changes in assumptions or actual return on plan assets, a 1% change in the discount rate alone would either increase the benefit obligation by $22.9 million or decrease the benefit obligation by $19.3 million, and a 1% change in expected return on plan assets alone would either increase or decrease 2006 U.S. pension expense by $1.8 million.

When not considering other changes in assumptions for A&P’s postretirement benefits, a 1% change in the U.S. discount rate for each future year on the sum of U.S. 2006 service and interest cost would either increase by $0.03 million or decrease by $0.04 million, while the accumulated postretirement benefit obligation would either increase by $1.9 million or decrease by $1.6 million. The effect of a 1% change in the assumed health care cost trend rate for each future year on the sum of U.S. 2006 service and interest cost would either be an increase or decrease of $0.1 million, while accumulated postretirement benefit obligation would either increase by $1.1 million or decrease by $1.0 million.

Refer to Note 13—Retirement Plans and Benefits to A&P’s Consolidated Financial Statements, for a full discussion of A&P’s employee benefit plans.

Inventories

A&P evaluates inventory shrinkage throughout the year based on actual physical counts and record reserves based on the results of these counts to provide for estimated shrinkage between the store’s last inventory and the balance sheet date.

Income Taxes

As discussed in Note 11 of A&P’s Consolidated Financial Statements, A&P recorded a valuation allowance for the entire net deferred tax asset since, in accordance with SFAS No. 109, it was more likely than not that the net deferred tax asset would not be utilized based on historical cumulative losses. Under SFAS No. 109, this valuation allowance could be reversed in future periods if A&P experiences improvement in its operations.

A&P adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 as of February 25, 2007. The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $24.4 million increase to the February 25, 2007 balance of retained earnings. Results of prior periods have not be restated. A&P’s policy for interest and penalties under FIN 48 related to income tax exposure was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, A&P continues to recognize interest and penalties as incurred within “Benefit from (provision for) income taxes” in A&P’s Consolidated Statements of Operations. A&P does not expect a material impact on its effective tax rate as a result of the adoption of FIN 48. Refer to Note 11—Income Taxes for further discussion.

Impact of New Accounting Pronouncements

In October 2005, the FASB issued FASB Staff Position FAS 13-1 (“FSP FAS 13-1”), which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period. As a result, companies that are currently capitalizing these rental costs are required to expense them beginning in its first reporting period beginning after December 15, 2005. FSP FAS 13-1 was effective for A&P as of the first quarter of fiscal 2006. A&P evaluated the provisions of FSP FAS 13-1 and adopted the guidance. This adoption did not have a material impact on A&P’s financial position or results of operations.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that A&P determine whether the benefits of its tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained in A&P’s Consolidated Financial Statements. For tax positions that are not more likely than not of being sustained upon audit, A&P does not recognize any portion of the benefit in A&P’s Consolidated Financial Statements. The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. A&P adopted these requirements as of February 25, 2007.

The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $24.4 million increase to the February 25, 2007 balance of retained earnings. Results of prior periods have not been restated. A&P’s policy for interest and penalties under FIN 48 related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, A&P continues to recognize interest and penalties as incurred within “Benefit from (provision for) income taxes” in A&P’s Consolidated Statements of Operations. A&P does not expect a material impact on its effective tax rate as a result of the adoption of FIN 48. Refer to Note 11—Income Taxes to A&P’s Consolidated Financial Statements for further discussion.

In October 2004, the government passed the Homeland Investment Act which allows companies to repatriate cash balances from their controlled foreign subsidiaries at a reduced rate. This was achieved by permitting a one time 85% dividends received deduction. A&P completed the sale of its Canadian subsidiary to Metro during fiscal 2005. As a result of this transaction, A&P repatriated $949.0 million from its foreign subsidiaries, of which $500.0 million is intended to qualify for the 85% dividends received deduction. Until such time as the taxing authorities have affirmed the adequacy of A&P’s Domestic Reinvestment Plan, the balance sheet is and will be grossed-up to reflect liabilities for uncertain tax positions and deferred tax assets for net operating losses in accordance with FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 (A&P’s year ended February 28, 2009). A&P is currently evaluating the impact, if any, of the provisions of SFAS 157.

In September 2006, the FASB issued SFAS No. 158, which is effective for A&P’s fiscal year ended February 24, 2007. SFAS 158 was issued to improve the overall financial statement presentation of pension and other postretirement plans and does not impact the determination of net periodic benefit cost or the measurement of plan assets or obligations. This standard requires companies to recognize the funded status of their defined benefit pension and other postretirement benefit plans as a net liability or asset on their balance sheets and requires any unrecognized prior service costs and actuarial gains or losses to be recognized as a component of accumulated other comprehensive income or loss. A&P adopted these requirements of SFAS 158 as of February 24, 2007. Additionally, SFAS 158 no longer allows companies to measure their plans as of any date other than the end of their fiscal year; however, this provision is not effective for companies until fiscal years ending after December 15, 2008 (A&P’s year ended February 28, 2009). A&P currently measures its plan assets and obligations using a December 31 measurement date. A&P is currently evaluating which of the two transition methods to use and when it will adopt the change in measurement date. Refer to Note 13—Retirement Plans and Benefits to A&P’s Consolidated Financial Statements for further discussion.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007 (A&P’s year ended February 28, 2009). A&P is currently evaluating the impact, if any, of the provisions of SFAS 159.

Other

A&P is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. A&P is also subject to certain environmental claims. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on its consolidated results of operations, financial position or cash flows.

A&P adopted the accounting and disclosure requirements of FASB Interpretation 45 (“FIN 45” or the “Interpretation”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34,” during fiscal 2002. As required to be discussed by this Interpretation, A&P is the guarantor of a loan of $1.5 million related to a shopping center, which will expire in 2011.

In the normal course of business, A&P has assigned to third parties various leases related to former operating stores. When the A&P Assigned Leases were assigned, A&P generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under the A&P Assigned Leases, A&P could be required to assume the lease obligation. As of September 8, 2007, 129 A&P Assigned Leases remain in place. Assuming that each respective assignee became unable to continue to make payments under a A&P Assigned Lease, an event A&P believes to be remote, A&P estimates its maximum potential obligation with respect to the A&P Assigned Leases to be approximately $497.9 million, which could be partially or totally offset by reassigning or subletting such leases.

Pathmark

This section should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement (“Pathmark’s Consolidated Financial Statements” and “Notes to Pathmark’s Consolidated Financial Statements”). Please refer to “Risk Factors” for a summary of factors that could cause actual results to differ materially from those projected in a forward-looking statement. As you read the material below, we urge you to carefully consider Pathmark’s consolidated financial statements and related information provided herein.

Results of Operations

Pathmark’s sales are derived from the retail sale of products at its stores. Internally, Pathmark looks to a variety of indicators to evaluate its sales and gross profit performance, including, among others: same-store sales; sales per store; sales per selling square foot; percentage of total sales by department; inventory shrink and department gross margins. Pathmark focuses on increasing same- store sales, sales per selling square foot and sales per store through programs which provide greater customer service and better store-level execution, promotional activities and merchandising, including product placement and adjacencies, private label and enhanced use of the Pathmark Advantage Card, as well as high sanitation standards.

Pathmark’s operating expenses are primarily incurred from selling, general and administrative costs. Almost 68% of these costs are for labor and labor-related benefits. Internally, Pathmark focuses on a variety of indicators to evaluate its expense performance, including, among others: labor costs, including labor hours and hourly labor rates and labor-related expenses such as welfare costs, pension costs, payroll taxes and workers’ compensation costs. Selling, general and administrative expenses other than labor and labor-related costs include occupancy expenses, supplies and customer accident claims, among others.

Pathmark completed 14 store renovations during fiscal 2006 and plans to complete 13 store renovations during fiscal 2007.

26 Weeks Ended August 4, 2007 Compared to 26 Weeks Ended July 29, 2006

Overview

Pathmark reported a net loss of $18.8 million, or $0.36 per diluted share, in the second quarter of fiscal 2007, compared to a net loss of $8.8 million, or $0.17 per diluted share, in the second quarter of fiscal 2006. The increase in the net loss of $10.0 million was primarily due to a $7.2 million charge related to the merger, a $7.0 million charge related to the withdrawal from one of the multi-employer pension plans to which Pathmark contributes (the “Withdrawal”), and a $2.2 million charge related to the impairment of a long-lived asset, partially offset by a gain of $5.5 million on the sale of real estate and higher gross profit. Pathmark reported a net loss of $27.3 million, or $0.52 per diluted share, in the first six months of fiscal 2007, compared to a net loss of $14.2 million, or $0.27 per diluted share, in the first six months of fiscal 2006. The increase in the net loss of $13.1 million was primarily due to a $12.4 million charge related to the merger with A&P, a $7.0 million charge related to the Withdrawal and a $2.2 million charge related to the impairment of a long-lived asset, partially offset by a gain of $6.1 million on the sale of real estate and higher gross profit.

The following table sets forth selected consolidated statements of operations data (dollars in millions):

	13 Weeks Ended				26 Weeks Ended
	August 4, 2007		July 29, 2006		August 4, 2007		July 29, 2006
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	$998.5	100.0%	$1,002.9	100.0%	$1,997.5	100.0%	$2,001.4	100.0%
Gross profit	289.3	29.0	284.9	28.4	585.6	29.3	574.4	28.7
Selling, general and administrative expenses	(271.3)	(27.2)	(261.1)	(26.0)	(538.6)	(27.0)	(520.9)	(26.0)
Depreciation and amortization	(23.6)	(2.4)	(23.1)	(2.3)	(47.1)	(2.3)	(46.1)	(2.3)
Impairment of a long-lived asset	(2.2)	(0.2)	—	—	(2.2)	(0.1)	—	—

Operating (loss) earnings	(7.8)	(0.8)	0.7	0.1	(2.3)	(0.1)	7.4	0.4
Interest expense	(15.9)	(1.6)	(15.4)	(1.5)	(31.8)	(1.6)	(30.9)	(1.6)

Loss before income taxes	(23.7)	(2.4)	(14.7)	(1.4)	(34.1)	(1.7)	(23.5)	(1.2)
Income tax benefit	4.9	0.5	5.9	0.5	6.8	0.3	9.3	0.5

Net loss	$(18.8)	(1.9)%	$(8.8)	(0.9)%	$(27.3)	(1.4)%	$(14.2)	(0.7)%

Net Sales

Net sales in the second quarter of fiscal 2007 were $998.5 million, a decrease of 0.4% from $1,002.9 million in the second quarter of fiscal 2006. Same-store sales on comparable weeks (stores open the entire second quarter in both fiscal 2007 and fiscal 2006, including replacement stores) decreased by 0.2%. Net sales in the first six months of fiscal 2007 were $1,997.5 million, a decrease of 0.2% from $2,001.4 million in the first six months of fiscal 2006. Same-store sales decreased by 0.3%. Pathmark operated 141 stores at the end of the second quarters of fiscal 2007 and fiscal 2006.

Gross Profit

Gross profit represents the difference between net sales and cost of goods sold, which includes the cost of inventory sold and the related purchase and distribution costs, net of vendor allowances and rebates. Gross profit in the second quarter of fiscal 2007 was $289.3 million or 29.0% of net sales compared to $284.9 million or 28.4% of net sales in the second quarter of fiscal 2006. The increase in gross profit of $4.4 million and in the gross profit percent of 0.6% in the second quarter of fiscal 2007 was primarily due to a more profitable mix of products within the pharmacy, meat, produce and dairy departments, partially offset by higher inventory shrink. Gross profit in the first six months of fiscal 2007 was $585.6 million or 29.3% of net sales compared to $574.4 million or 28.7% of net sales in the first six months of fiscal 2006. The increase in gross profit of $11.2 million and in the gross profit percent of 0.6% in the first six months of fiscal 2007 was due to the favorable resolution of a vendor dispute during the first quarter of fiscal 2007, resulting in the reversal of a $3.2 million charge accrued in the fourth quarter of fiscal 2006, as well as a more profitable mix of products within the dairy, produce and pharmacy departments, partially offset by higher inventory shrink.

Selling, General and Administrative Expenses

SG&A in the second quarter of fiscal 2007 was $271.3 million or 27.2% of net sales compared to $261.1 million or 26.0% of net sales in the second quarter of fiscal 2006. The increase in SG&A of $10.2 million in the second quarter of fiscal 2007 included a $7.2 million charge related to the merger, a $7.0 million charge related to the Withdrawal and higher utility expenses of $1.0 million, partially offset by lower payroll and payroll-related expenses of $3.8 million, lower supply expenses of $1.0 million and a gain of $5.5 million on the sale of real estate, which is a normal part of Pathmark’s ongoing operations. SG&A in the second quarter of fiscal 2007 included a $2.6 million charge related to stock-based compensation compared to a $2.4 million charge in the second quarter of fiscal 2006. SG&A in the second quarter of fiscal 2006 also included gift card breakage income of $3.2 million. SG&A in the first six months of fiscal 2007 was $538.6 million or 27.0% of net sales compared to $520.9 million or 26.0% of net sales in the first six months of fiscal 2006. The increase in SG&A of $17.7 million in the first six months of fiscal 2007 included a $12.4 million charge related to the merger, a $7.0 million charge related to the Withdrawal, a $4.5 million charge related to the voluntary retirement incentive program offered to certain Pathmark store associates covered by collective bargaining agreements and higher utility expenses of $2.0 million, partially offset by lower payroll and payroll-related expenses of $4.8 million, lower supply expenses of $2.0 million, lower advertising expenses of $1.9 million and a gain of $6.1 million on the sale of real estate, which is a normal part of Pathmark’s ongoing operations. SG&A in the first six months of fiscal 2007 included a $5.2 million charge related to stock-based compensation compared to a $4.5 million charge in the first six months of fiscal 2006. SG&A in the first six months of fiscal 2006 also included gift card breakage income of $3.2 million.

Depreciation and Amortization

Depreciation and amortization expense in the second quarter of fiscal 2007 was $23.6 million compared to $23.1 million in the second quarter of fiscal 2006. Depreciation and amortization expense in the first six months of fiscal 2007 was $47.1 million compared to $46.1 million in the first six months of fiscal 2006. The increase in depreciation and amortization expense during the second quarter and the first six months of fiscal 2007 was primarily due to capital expenditures made as part of Pathmark’s store renovation program.

Impairment of a Long-Lived Asset

During the second quarter of fiscal 2007, Pathmark recorded a pretax non-cash charge of $2.2 million due to the impairment of a long-lived asset.

Operating Earnings (Loss)

The operating loss in the second quarter of fiscal 2007 was $7.8 million compared to operating earnings of $0.7 million in the second quarter of fiscal 2006. The operating loss in the first six months of fiscal 2007 was $2.3 million compared to operating earnings of $7.4 million in the first six months of fiscal 2006. The decrease in operating earnings during the second quarter and the first six months of fiscal 2007 was due to higher SG&A, higher depreciation and amortization and the impairment of a long-lived asset, partially offset by higher gross profit.

Interest Expense

Interest expense was $15.9 million in the second quarter of fiscal 2007 compared to $15.4 million in the second quarter of fiscal 2006. Interest expense was $31.8 million in the first six months of fiscal 2007 compared to $30.9 million in the first six months of fiscal 2006. The increase in interest expense during the second quarter and the first six months of fiscal 2007 was due to higher debt and lower short-term investments.

Income Tax Benefit

The income tax benefit was $4.9 million in the second quarter of fiscal 2007 compared to $5.9 million in the second quarter of fiscal 2006 and was based on an effective tax rate of 20.5% in the second quarter of fiscal 2007 compared to 39.6% in the second quarter of fiscal 2006. The income tax benefit was $6.8 million in the first six months of fiscal 2007 compared to $9.3 million in the first six months of fiscal 2006 and was based on an effective tax rate of 19.9% in the first six months of fiscal 2007 compared to 39.5% in the first six months of fiscal 2006. The effective tax rates differ from the prior year’s tax rates primarily due to the impact of nondeductible merger expenses, such as legal fees and other professional services as discussed in Note 1 to Pathmark’s Consolidated Financial Statements.

Summary of Operations

The net loss was $18.8 million in the second quarter of fiscal 2007 compared to $8.8 million in the second quarter of fiscal 2006. The net loss was $27.3 million in the first six months of fiscal 2007 compared to $14.2 million in the first six months of fiscal 2006. The increase in the net loss during the second quarter and the first six months of fiscal 2007 was primarily due to lower operating earnings, higher interest expense and lower income tax benefits.

Fiscal 2006 Compared to Fiscal 2005

The following table sets forth selected consolidated statements of operations data (dollars in millions):

	53 Weeks Ended February 3, 2007		52 Weeks Ended January 28, 2006
	Amount	%	Amount	%
Sales	$4,058.0	100.0%	$3,977.0	100.0%
Gross profit	1,182.8	29.1	1,130.7	28.4
Selling, general and administrative expenses	(1,056.8)	(26.0)	(1,040.9)	(26.1)
Depreciation and amortization	(92.6)	(2.3)	(90.8)	(2.3)

Operating earnings (loss)	33.4	0.8	(1.0)	—
Interest expense, net	(62.3)	(1.5)	(64.7)	(1.6)
Loss before income taxes	(28.9)	(0.7)	(65.7)	(1.6)

Income tax benefit	10.6	0.2	25.6	0.6

Net loss	$(18.3)	(0.5)%	$(40.1)	(1.0)%

Net Sales

The following table sets forth data related to sales for fiscal 2006 and fiscal 2005:

	53 Weeks Ended February 3, 2007	52 Weeks Ended January 28, 2006
Total sales increase	—%(a)	—%
Same-store sales increase (decrease)	0.4%(a)	(0.8)%
Sales per selling square foot	$725(a)	$725

(a)	Excluding the extra week in fiscal 2006.

Sales in 53-week fiscal 2006 were $4.06 billion compared to $3.98 billion in 52-week fiscal 2005. Sales in fiscal 2006, excluding estimated sales of $79.0 million in the extra week, were flat with sales in fiscal 2005, and were comprised of an increase of 0.4% from new stores and 0.4% from same-store sales (stores open the entire year in both fiscal 2006 and fiscal 2005, including replacement stores and enlargements), offset by a 0.8% decrease from closed stores. Pathmark operated 141 stores at the end of fiscal 2006 and fiscal 2005.

Gross Profit

Gross profit represents the difference between sales and cost of goods sold, which includes the costs of inventory sold and the related purchase and distribution costs, net of vendor allowances and rebates. Gross profit in fiscal 2006 was $1.18 billion or 29.1% of sales, compared to $1.13 billion or 28.4% of sales in fiscal 2005. The increase in gross profit as a percentage of sales of 0.7% in fiscal 2006 compared to fiscal 2005 was primarily due to higher margins in the grocery, non-foods, produce and meat departments, lower inventory shrink in the perishable departments and lower logistic costs, partially offset by lower pharmacy margins associated with the new Medicare Part D program. Pathmark estimated that $22.5 million of the $52.1 million increase in gross profit was the result of the fifty-third week and the remainder was primarily the result of its merchandising initiatives and lower inventory shrink.

Selling, General and Administrative Expense

SG&A in fiscal 2006 was $1,056.8 million or 26.0% of sales, compared to $1,040.9 million or 26.1% of sales in fiscal 2005, an increase of $15.9 million year over year. SG&A in fiscal 2006 included: (1) $9.7 million in non-cash stock-based compensation expense due to the adoption of SFAS No. 123(R), (2) $2.9 million in expenses related to the merger agreement, and (3) $3.5 million in gift card breakage income. SG&A in fiscal 2005 included: (1) a $14.6 million charge related to employee-related separation costs, comprised of (a) an $8.4 million charge related to a corporate headcount reduction program, (b) a $3.6 million charge related to a store labor buyout initiative, and (c) a $2.6 million charge related to separation agreements with two former executives, (2) a $4.7 million charge related to a merchandising and store initiative, (3) a $1.2 million charge related to stock-based compensation expense, and (4) a $1.1 million charge related to a review of strategic alternatives, which resulted in the Yucaipa investment. The balance of the increase in SG&A of $28.4 million in fiscal 2006 compared to fiscal 2005 was primarily due to the estimated impact of the extra week of $16.9 million, higher utility expenses of $4.7 million, higher self-insured workers’ compensation and general liability claims of $4.7 million, higher rent and real estate taxes of $3.0 million, higher incentive expenses of $2.4 million, higher technology expenses of $2.0 million, higher bank charges of $1.7 million and higher repairs of $1.4 million, partially offset by lower store payroll of $6.6 million and lower advertising expenses of $2.0 million.

Depreciation and Amortization

Depreciation and amortization expense of $92.6 million in fiscal 2006 was $1.8 million higher than the $90.8 million in fiscal 2005. The increase in depreciation and amortization expense in fiscal 2006 compared to fiscal 2005 was due to capital expenditures made as part of Pathmark’s store renovation program.

Operating Earnings (Loss)

Operating earnings were $33.4 million in fiscal 2006 compared to an operating loss of $1.0 million in fiscal 2005. The increase in operating earnings in fiscal 2006 compared to fiscal 2005 was primarily due to a higher gross margin, partially offset by higher SG&A costs.

Interest Expense

Interest expense was $62.3 million in fiscal 2006 compared to $64.7 million in fiscal 2005. The decrease in interest expense in fiscal 2006 was primarily due to lower lease obligations and the nonrecurring mortgage debt extinguishment charge of $2.8 million in fiscal 2005, partially offset by higher interest rates.

Income Tax Benefit

The income tax benefit of $10.6 million in fiscal 2006 was based on an effective tax rate of 36.6% and the income tax benefit of $25.6 million in fiscal 2005 was based on an effective income tax rate of 38.9%. During fiscal 2006 and fiscal 2005, Pathmark made income tax payments of $5.1 million and $3.2 million, respectively. Refer to Note 18 to the Consolidated Financial Statements of Pathmark included in this prospectus supplement for information related to Pathmark’s income taxes.

Summary of Operations

The net loss in fiscal 2006 was $18.3 million compared to $40.1 million in fiscal 2005. The decrease in the net loss in fiscal 2006 compared to fiscal 2005 was primarily due to higher operating earnings and lower interest expense, partially offset by a lower income tax benefit.

Fiscal 2005 Compared to Fiscal 2004

The following table sets forth selected consolidated statements of operations data (dollars in millions):

	52 Weeks Ended
	January 28, 2006		January 29, 2005
	Amount	%	Amount	%
Sales	$3,977.0	100.0%	$3,978.5	100.0%
Gross profit	1,130.7	28.4	1,132.4	28.5

Selling, general and administrative expenses	(1,040.9)	(26.1)	(984.9)	(24.8)
Depreciation and amortization	(90.8)	(2.3)	(89.4)	(2.2)
Impairment of goodwill and long-lived assets	—	—	(309.0)	(7.8)

Operating loss	(1.0)	—	(250.9)	(6.3)
Interest expense, net	(64.7)	(1.6)	(67.0)	(1.7)
Loss before income taxes	(65.7)	(1.6)	(317.9)	(8.0)

Income tax benefit	25.6	0.6	9.3	0.2

Net loss	$(40.1)	(1.0)%	$(308.6)	(7.8)%

Net Sales

The following table sets forth data related to sales for fiscal 2005 and fiscal 2004:

	52 Weeks Ended
	January 28, 2006	January 29, 2005
Total sales decrease	—%	(0.3)%
Same-store sales decrease	(0.8)%	(0.8)%
Sales per selling square foot	$725	$724

Sales in both fiscal 2005 and fiscal 2004 were $3.98 billion. Sales in fiscal 2005 increased 1.2% from new stores, offset by a 0.8% decrease in same-store sales (stores open the entire year in both fiscal 2005 and fiscal 2004, including replacement stores and enlargements) and a 0.4% decrease from closed stores. Pathmark believes sales benefited from an increase in average order size, but continued to be negatively affected by a decrease in customer traffic. During fiscal 2005, Pathmark opened two new stores, one of which was a replacement for a closed store, closed four stores and completed eight store renovations. Pathmark operated 141 stores at the end of fiscal 2005 and 143 stores at the end of fiscal 2004.

Gross Profit

Gross profit represents the difference between sales and cost of goods sold, which includes the costs of inventory sold and the related purchase and distribution costs, net of vendor allowances and rebates. Gross profit in both fiscal 2005 and fiscal 2004 was $1.13 billion. As a percentage of sales, gross profit was 28.4% in fiscal 2005 compared to 28.5% in fiscal 2004; the reduction in the gross profit percentage in fiscal 2005 was primarily due to increased inventory shrink and logistic costs, offset by improved departmental mix. As a result of the merchandising and store initiative, Pathmark incurred higher inventory shrink in the third and fourth quarters of fiscal 2005 of $10.3 million, as compared to the prior year, primarily in the perishable departments.

Selling, General and Administrative Expenses

SG&A in fiscal 2005 was $1,040.9 million or 26.1% of sales, compared to $984.9 million or 24.8% of sales in fiscal 2004, an increase of $56.0 million. SG&A in fiscal 2005 included: (1) a $14.6 million charge related to employee-related separation costs, (2) a $4.7 million charge related to a merchandising and store initiative, (3) a $1.2 million charge related to the amortization of stock-based compensation, and (4) a $1.1 million charge related to a review of strategic alternatives, which resulted in the Yucaipa investment. SG&A in fiscal 2004 was net of a $1.4 million credit to correct, on a cumulative basis, the accounting for Pathmark’s operating leases and long-term disability plan and a $1.5 million gain from the sale of real estate. The balance of the increase in SG&A in fiscal 2005 compared to fiscal 2004 is primarily due to the following factors: (1) supply and utility expenses increased by 0.3% of sales, due to higher oil prices, (2) welfare, pension and medical expenses increased by 0.1% of sales, and (3) store labor expenses increased by 0.1% of sales, due to contractual increases.

Impairment of Goodwill and Long-Lived Assets

Based on the evaluation of Pathmark’s goodwill and long-lived assets performed in the fourth quarter of fiscal 2005, it concluded there was no impairment in fiscal 2005 compared to a non-cash impairment charge of $309.0 million in fiscal 2004.

Depreciation and Amortization

Depreciation and amortization of $90.8 million in fiscal 2005 was $1.4 million higher than the $89.4 million in fiscal 2004. The increase in depreciation and amortization expense in fiscal 2005 compared to fiscal 2004 was primarily due to the amortization of the first phase, completed in fiscal 2004, of a multi-year project to upgrade Pathmark’s merchandising system. Depreciation and amortization in fiscal 2004 included a charge of $2.0 million to correct, on a cumulative basis, the amortization of certain leasehold improvements.

Operating Loss

The operating loss was $1.0 million in fiscal 2005, compared to $250.9 million in fiscal 2004. The decrease in the operating loss in fiscal 2005 compared to fiscal 2004 was primarily due to the goodwill and long-lived assets impairment charge of $309.0 million in fiscal 2004, partially offset by higher SG&A expenses in fiscal 2005.

Interest Expense, Net

Interest expense was $64.7 million in fiscal 2005, compared to $67.0 million in fiscal 2004. The decrease in interest expense in fiscal 2005 was primarily due to lower debt and higher cash investments resulting from the Yucaipa investment. Pathmark used a portion of the net proceeds to pay down its working capital facility borrowings and defease its mortgage borrowings, which resulted in a mortgage debt extinguishment charge of $2.8 million. Fiscal 2004 included a write-off of deferred financing costs of $1.7 million related to the refinancing of Pathmark’s previous credit agreement.

Income Tax Benefit

The income tax benefit of $25.6 million in fiscal 2005 was based on an effective tax rate of 38.9%, and the income tax benefit of $9.3 million in fiscal 2004 was based on an effective income tax rate of 42.0%. During fiscal 2005 and fiscal 2004, Pathmark made income tax payments of $3.2 million and $3.9 million, respectively. Refer to Note 18 to the Consolidated Financial Statements of Pathmark included in this prospectus supplement for information related to Pathmark’s income taxes.

Summary of Operations.

The net loss in fiscal 2005 was $40.1 million compared to $308.6 million in fiscal 2004. The decrease in the net loss in fiscal 2005 compared to fiscal 2004 was primarily due to the goodwill and long-lived assets impairment charge of $309.0 million in fiscal 2004 and higher SG&A expenses, lower interest expense and higher income tax benefits in fiscal 2005.

Liquidity and Capital Resources

26 Weeks Ended August 4, 2007 Compared to 26 Weeks Ended July 29, 2006

Cash Flows

The following table sets forth certain consolidated statements of cash flow data (in millions):

	August 4, 2007	July 29, 2006
Cash provided by (used for):
Operating activities	$10.6	$17.3
Investing activities	(16.8)	(21.7)
Financing activities	11.3	(7.2)

The decrease in cash provided by operating activities in the first six months of fiscal 2007 compared to the first six months of fiscal 2006 was primarily due to an increase in the net loss, partially offset by a reduction in cash used for operating assets and liabilities. The decrease in cash used for investing activities in the first six months of fiscal 2007 compared to the first six months of fiscal 2006 was due to proceeds from the sale of real estate in fiscal 2007, partially offset by proceeds from the sale of marketable securities in fiscal 2006. The increase in cash provided by financing activities in the first six months of fiscal 2007 compared to the first six months of fiscal 2006 was primarily due to borrowings under the working capital facility and higher proceeds from the exercise of stock options.

Capital Expenditures

Capital expenditures were $36.1 million during the first six months of fiscal 2007 compared to $34.7 million during the first six months of fiscal 2006 and are expected to be approximately $70 million during fiscal 2007. Pathmark completed two store renovations during the first six months of fiscal 2007 and plans to complete 11 store renovations during the remainder of fiscal 2007.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

Cash Flows

The following table sets forth certain consolidated statements of cash flow data (in millions):

	53 Weeks Ended February 3, 2007	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005
Cash provided by (used for):
Operating activities	$6.9	$27.4	$101.2
Investing activities	(66.0)	(67.9)	(99.6)
Financing activities	13.8	71.3	32.1

The decrease in cash provided by operating activities in fiscal 2006 compared to fiscal 2005 was primarily due to higher cash used for operating assets and liabilities, partially offset by an increase in operating earnings. The increase in cash used for operating assets and liabilities was primarily due to (1) the transfer in fiscal 2006 of Pathmark’s disbursing account to the same financial institution it utilizes for its depository accounts, thereby allowing for the right of offset, which resulted in the reduction of cash and book overdrafts of $23.1 million at February 3, 2007, and (2) the timing of its February 1 semi-annual Senior Subordinated Notes interest payment of $15.3 million and its prepaid rent payments of $6.8 million; such payments were made prior to February 3, 2007 in fiscal 2006, but subsequent to January 28, 2006 in fiscal 2005. The decrease in cash provided by operating activities in fiscal 2005 compared to fiscal 2004 was primarily due to a higher net loss, excluding the non-cash goodwill and long-lived assets impairment charge in fiscal 2004, an increase in the deferred income tax benefit and lower cash generated by operating assets and liabilities.

The decrease in cash used for investing activities in fiscal 2006 compared to fiscal 2005 was primarily due to net sales of marketable securities, partially offset by higher capital expenditures, including technology investments. The decrease in cash used for investing activities in fiscal 2005 compared to fiscal 2004 was primarily due to lower capital expenditures, including technology investments, partially offset by net purchases of marketable securities.

The decrease in cash provided by financing activities in fiscal 2006 compared to fiscal 2005 was primarily due to the fiscal 2005 proceeds from the issuance of purchased securities, net of debt repayments, partially offset by increased borrowings under Pathmark’s working capital facility. The increase in cash used for financing activities in fiscal 2005 compared to fiscal 2004 was primarily due to the proceeds related to the issuance of purchased securities, net of debt repayments.

Off-Balance Sheet Arrangements

In the normal course of business, Pathmark has assigned to third parties various leases related to former businesses that it sold as well as former operating Pathmark supermarkets. When Pathmark’s Assigned Leases were assigned, Pathmark generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making rental payments under Pathmark’s Assigned Leases, under certain circumstances Pathmark could be required to assume the lease obligation. As of August 4, 2007, 58 of Pathmark’s Assigned Leases may still have some term remaining; however, Pathmark has no way of knowing in some instances if such Assigned Leases are still actually in effect or have been terminated by its assignees or their successors. Assuming that each of Pathmark’s Assigned Leases are still in effect and that each respective assignee became unable to continue to make rental payments under such Assigned Lease, an event Pathmark believes to be remote, Pathmark management estimates its maximum potential obligation with respect to Pathmark’s Assigned Leases to be approximately $99 million, which could be partially or totally offset by reassigning or subletting such leases. Pathmark has a liability on Pathmark’s Consolidated Balance Sheet as of February 3, 2007 of $2.4 million, which represents certain guarantees attributable to its secondary liability in connection with Pathmark’s Assigned Leases assigned after December 31, 2002.

Additionally, in connection with the 1997 sale of Pathmark’s trucking business to Grocery Haulers, Inc. (“GHI”) and distribution operation to C&S, GHI and C&S agreed to continue making contributions to the Local 863 Teamsters Pension Fund (the “Fund”), a multi-employer pension plan. With respect to GHI, Pathmark agreed that in the event GHI were to withdraw from the Fund, to indemnify GHI under certain circumstances against all liabilities it would have arising from such a withdrawal. Pathmark also agreed to provide GHI with a letter of credit to secure the potential indemnification obligation. As of February 3, 2007, Pathmark has caused its bank to issue stand-by letters of credit in favor of GHI, or the Fund, in the aggregate amount of $20 million. Under the agreement with GHI, Pathmark has agreed to adjust said letters of credit up or down annually to reflect any change in the maximum estimated amount of the Fund withdrawal liability attributable to GHI, provided that any annual increase in said letters of credit will not exceed $5 million; provided further, that in the event of a change in control (excluding the Yucaipa investment), a failure to provide an annual increase in the letters of credit when due or a material adverse change in Pathmark’s financial condition, Pathmark would be required to furnish an increased letter of credit equal to the full amount of the estimated Fund withdrawal liability attributable to GHI, less any outstanding letters of credit in favor of GHI or the Fund. The estimated Fund withdrawal liability attributable to GHI as of August 31, 2006 (the Fund’s last completed fiscal year), according to the Fund actuary, is $51.0 million. With respect to C&S, Pathmark agreed, in the event C&S were to withdraw from the Fund, to indemnify C&S under certain circumstances against liabilities it would have arising from such a withdrawal; provided, however, that its indemnification obligation is limited to an amount not to exceed what its Fund withdrawal liability would have been as of August 31, 1997. Pathmark is also a party to a variety of contracts under which it may be obligated to indemnify the other party for certain matters. These contracts primarily relate to Pathmark’s commercial contracts, purchase and sale agreements, leases, financial agreements and various other agreements. Under these contracts, Pathmark may provide routine indemnification relating to representations and warranties, or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, Pathmark has not made a significant payment for these indemnifications.

Pathmark had outstanding letters of credit of $84.4 million as of February 3, 2007, of which $84.0 million were standby letters of credit covering primarily self-insured or performance obligations. The remaining $0.4 million were commercial letters of credit supporting purchases of imported products.

Capital Expenditures

Capital expenditures, including technology investments, were $71.8 million in fiscal 2006 compared to $64.5 million in fiscal 2005 and $119.0 million in fiscal 2004. During fiscal 2006, Pathmark completed 14 store renovations. During fiscal 2005, it opened two new stores, one of which was a replacement for a closed store, closed four stores and completed eight store renovations. During fiscal 2007, Pathmark’s capital expenditure plan is to invest approximately $80 million in 13 store renovations and in technology investments.

Post-Transactions Liquidity and Capital Resources

On March 4, 2007, we entered into a definitive merger agreement with Pathmark, pursuant to which Pathmark would merge with a subsidiary of ours created for the purpose of the merger. The merger was consummated on December 3, 2007. Pathmark is the surviving corporation and is now a wholly owned subsidiary of A&P.

A&P will use the net proceeds from the concurrent offering of convertible notes, in part, to repay the $370 million Bridge facility, which was used to finance the acquisition of Pathmark and to pay related fees and expenses. See “Use of Proceeds.”

Post-Merger Debt

Public Debt Obligations

Outstanding Existing Notes totaling $212.8 million at September 8, 2007 consisted of $12.8 million of 9.125% Notes and $200.0 million of 9.375% Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—A&P—Liquidity and Capital Resources—Public Debt Obligations.”

Credit Facility

In connection with the closing of the merger, we entered into a new $675.0 million senior secured revolving credit facility with, among other lenders, affiliates of the underwriters of our common stock, pursuant to financing commitments received from them. We and certain of our subsidiaries are the borrowers. Extensions of credit are subject to a borrowing base calculated periodically based on specific percentages of the value of certain assets, and subject to certain reserves and other adjustments. The ABL facility has a sublimit of $400 million for the issuance of standby and documentary letters of credit. The ABL facility may be increased by an amount up to $100.0 million (though this increase is uncommitted), at our request, provided that no default or event of default exists or would arise from the increase and that certain other conditions are satisfied. The ABL facility has a term of five years and may be prepaid without penalty.

Convertible Senior Notes. Concurrently with this offering of common stock, we are offering $150.0 million aggregate principal amount of our % Convertible Senior Notes due 2011 (or $165.0 million if the underwriters exercise their option to purchase additional such convertible notes due 2011 in full) and $230.0 million aggregate principal amount of our % Convertible Senior Notes due 2012 (or $255.0 million if the underwriters exercise their option to purchase additional such convertible notes due 2012 in full) by means of a separate prospectus supplement and accompanying prospectus. See “Description of Concurrent Offering of Convertible Senior Notes and Convertible Note Hedge and Warrant Transactions.”

Capital Expenditures

We expect capital expenditures to be approximately $210 million for fiscal 2008 and approximately $250 million in fiscal 2009. Our capital expenditures could differ from our estimates if development and remodel costs vary from those budgeted, if performance varies significantly from expectations or if we are unsuccessful in acquiring suitable sites for new stores. A&P expects cash flows from operations, supplemented by borrowing capacity under our ABL facility and the availability of capital lease financing, will be sufficient to fund our capital renovation and expansion programs.

Sources of Liquidity

We expect to fund our business from operating cash flows and borrowings under our ABL facility.

We operate under an annual operating plan which is reviewed and approved by our Board and incorporates the specific operating initiatives we expect to pursue and the anticipated financial results of our company. Our plan for fiscal 2007 at this time has been approved and we believe that our present cash resources, including invested cash on hand as well as our marketable securities, available borrowings from our ABL facility and other sources, are sufficient to meet our needs.

Profitability, cash flow, asset sale proceeds and timing can be impacted by certain external factors such as unfavorable economic conditions, competition, labor relations and fuel and utility costs which could have a significant impact on cash generation.

On December 3, 2007, approximately $33 million of our cash was invested in a private enhanced cash fund. On December 10, 2007, we were informed that, due to recent volatile conditions in the credit markets, the fund would begin an orderly liquidation and dissolution of its assets for distribution to investors, with distributions to be made in a manner determined by the managing member of the fund. We were also informed that the fund has suspended the redemption of investments in the fund except in the case of requests for redemptions in kind. If we request a redemption of our investment or if a distribution of fund assets is made to us in kind, we will receive securities with a value (determined by the manager of the fund as of the date of redemption) equal to the amount redeemed by the company, although the amount ultimately realized at maturity or sale of such securities will depend on market conditions. The fund is affiliated with Banc of America Securities LLC, an underwriter of this offering. Based on information received to date, we expect to recover a substantial majority of this investment. Notwithstanding this development, which is outside of our control, we believe that we currently have sufficient liquidity under our ABL facility and through cash on hand to fund our anticipated cash needs for the foreseeable future, and do not believe that this development will have a material adverse effect on our liquidity or financial condition.

BUSINESS

Overview

Founded in New York City in 1859, A&P is one of the largest food retailers in the Northeastern United States and, as a result of our recent merger with Pathmark, according to Metro Market Studies, we have the #1 position in the New York metropolitan area, based on revenues and number of stores. A&P operates supermarkets, combination food and drug stores and liquor/wine stores in eight U.S. states and the District of Columbia. A&P’s business consists strictly of retail operations, which totaled 292 grocery and 24 liquor stores as of the date of the acquisition. For the 52 weeks ended September 8, 2007, A&P grocery stores generated on average sales per store and sales per selling square foot of $17 million and $619, respectively, and, as of September 8, 2007, averaged approximately 38,400 square feet in size.

Total revenue and Adjusted EBITDA for A&P were $5.4 billion and $115 million, respectively, for the last twelve-month period ended September 8, 2007. Pro forma revenues and pro forma Adjusted EBITDA for the combined company would have been $9.5 billion and $265 million, respectively, for the last twelve-month period ended September 8, 2007. See “Summary Unaudited Pro Forma Consolidated Financial Data” for a definition of Adjusted EBITDA. In addition, we expect to take steps to realize approximately $150 million of anticipated synergies on an annualized basis within two years of the merger. See “Risk Factors—Risks Relating to the Recent Merger with Pathmark—The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results.”

A&P sells groceries, meats, fresh produce and other items commonly offered in supermarkets. In addition, many of A&P’s stores emphasize departments such as baked goods, delicatessen, floral, fresh fish and cheese, and offer such additional services as in-store pharmacies and banking. A&P sells national, regional and local brands, as well as private label merchandise under the brand names America’s Choice, Master Choice, Health Pride and Savings Plus.

A&P’s well-established banners are located throughout the Northeastern United States. A&P operates supermarkets under the A&P banner in New York and Northern and Central New Jersey. Waldbaum’s stores are located on Long Island and in New York City. The Food Emporium stores are located in Fairfield County, Connecticut, Westchester County, New York, and Manhattan. Food Basics discount stores are located in New York, New Jersey and Pennsylvania. Additionally, A&P Super Foodmart stores operate in Connecticut, and Super Fresh supermarkets operate in Southern New Jersey, Pennsylvania, Delaware and Maryland.

Acquisition of Pathmark

A&P completed the acquisition of Pathmark on December 3, 2007. Pathmark is a leading supermarket operator in the densely populated New York and Philadelphia metropolitan areas operating under a single banner with 139 stores as of the date of the acquisition. Pathmark pioneered the large combination supermarket/drugstore format in the Northeast, opening its first such store in 1977, and is a leading dispenser of prescription drugs in its markets with its 127 full-service, in-store pharmacies. Over its 40 year history, Pathmark developed strong brand name recognition, customer loyalty and sales productivity. In addition to traditional grocery and pharmacy products, Pathmark’s stores offer an extensive range of general merchandise, and 67 Pathmark stores include in-store banking services. For Pathmark’s fiscal year ended February 3, 2007 Pathmark’s locations comprised approximately 7 million square feet of total space, averaging approximately 52,800 square feet per store. Pathmark’s average sales per selling square foot of approximately $725 in its 2006 fiscal year was among the highest in the supermarket industry. Pathmark stores are located in New Jersey, New York, Pennsylvania and Delaware.

Summary of Acquisition Benefits

We believe that A&P’s acquisition of Pathmark provides several strategic benefits, including the following:

•	Ability to profitably serve customers in the New York metropolitan area through the formation of a 455-store chain with significant scale with the #1 market position in the New York metropolitan area.

•

We expect to take steps to achieve approximately $150 million of synergies on an annualized basis within two years of the closing of the merger through cost reductions in overhead, cost of goods sold, greater operating efficiencies and increased utilization of support facilities (see “Risk Factors—Risks Relating to the Recent Merger with Pathmark—The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results”).

•

The opportunity to benefit from best practices in merchandising and store operations, by adding Pathmark’s traditional center-store/grocery merchandising strength to A&P’s emerging Fresh food marketing capability and strategy.

Competitive Strengths

We believe that we have a number of competitive strengths that will enable us to further enhance our position in our markets:

•

Leading market positions and regional scale. With the acquisition of Pathmark, our retail network will grow to 455 stores with strategic locations across eight states and the District of Columbia. This will further enhance our market position in the New York metropolitan area. According to Metro Market Studies, we have a #1 market position in the New York metropolitan area. We believe this significant scale and market presence will improve our cost structure and enhance our ability to compete in what we believe to be a relatively fragmented Northeastern United States market.

•

Operations concentrated in key Northeast markets. A&P has recently transformed its business to create a Northeast-focused retail entity in key markets. Through our recent divestitures of Southern and Midwest operations and the acquisition of Pathmark, we anticipate that we will be able to improve our operating results. Within these markets, we hold strong positions and favorable coverage and locations, and offer a diversified portfolio of retail brands. We believe we have enhanced our competitiveness, and we believe our operations are insulated to some degree from the incursion of mass retailers due to high real estate values and scarcity of new store locations in that region. We also believe that the high population density in our markets coupled with the geographic concentration of our stores will continue to provide substantial opportunities for economies of scale. We believe the population density of these markets, which are also primarily unionized, may pose some obstacles for competitors seeking certain premium real estate locations. As a result, we believe our existing store portfolio of well-situated urban and suburban locations would be difficult to replicate.

•

Diverse and well-recognized portfolio of brands. A&P has been an iconic symbol of quality food retailing in the Northeastern United States since 1859. Over the years, through acquisitions and internal innovation, we have established and strengthened additional retail brands, such as Waldbaum’s and The Food Emporium in the New York area, and Super Fresh in the greater Philadelphia/Baltimore/Washington D.C. area, as well-regarded sources of quality food and associated products. The Pathmark banner adds another well-recognized brand, with a unique appeal and distinct yet sizeable shopper base, to complement our existing banners and broaden our marketing reach.

•

Format-driven retail development. In 2005, A&P’s new management initiated a retail development strategy, focusing on three distinct concepts: the mainstream Fresh format and the more niche- oriented Discount and Gourmet formats for selected markets and locations. This departure from a “one-size-fits-all” conventional supermarket operation is designed to individually target and reach specific customer segments and appeal to the broadest population segments in each of our key Northeast markets. Since then, A&P’s capital plan has focused primarily on converting certain A&P conventional banner stores to the new Fresh format. We also revised the merchandising and operations of the Discount and Gourmet stores, which we continue to develop in selected locations. Since the beginning of 2005, A&P has opened or remodeled a total of 89 stores, resulting in 77 Fresh stores, nine Food Basics discount stores and three new-generation Food Emporium Gourmet stores. For A&P’s second fiscal quarter of 2007, comparable store sales for Fresh and Discount stores that had been remodeled in the past year increased approximately 19%, and returns on capital projects continue to exceed the associated cost of capital. The Pathmark acquisition adds a high volume, grocery-driven, competitive pricing format to the A&P roster, creating a combined retail portfolio that we believe will address all meaningful customer segments.

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Demonstrated ability to improve store operations, enhance merchandising efforts and realize cost savings. Under the present management, we believe that A&P has strengthened its store operations, improved field and store management and increased labor productivity within its operations. It has also initiated new and aggressive merchandising and marketing programs, and improved price competitiveness through a combination of regular pricing and promotional offerings, the introduction of a price freeze program and by holding weekly auctions with product suppliers designed to lower the cost of goods. Cost reduction and control has been and remains a high priority throughout the organization. A&P reduced administrative expenses by approximately $90 million from its 2005 fiscal year through its 2006 fiscal year and achieved annualized savings of approximately $40 million through the outsourcing of its distribution operations to C&S Wholesale Grocers, Inc. (“C&S”) in A&P’s 2006 fiscal year.

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Experienced, innovative management team. We have a strong and experienced senior management that is also among the most diverse and innovative teams in the retail food industry. President and Chief Executive Officer Eric Claus has led A&P since 2005, after guiding A&P’s former Canadian subsidiary through difficult economic and competitive times in Ontario. He set that operation on a new and profitable path by generating revenue and profit growth through various marketing initiatives and the disciplined execution of its Food Basics discount grocery operations, which is the predecessor of the current U.S. Food Basics operation. Upon the successful sale of the Canadian business, Mr. Claus assumed leadership of the U.S. operations and assembled a small group of talented and innovative senior executives. From within the A&P U.S. organization, he promoted Brenda Galgano, Senior Vice President and Chief Financial Officer and Allan Richards, Senior Vice President, Human Resources, Labor Relations and Legal Services. From A&P Canada, he appointed Paul Wiseman, Senior Vice President, Store Operations. From outside A&P, he recruited Rebecca Philbert, Senior Vice President, Merchandising & Supply and Logistics, who previously played a major role in the development of a lifestyle store format and merchandising initiative at a former employer; and Jennifer MacLeod, Senior Vice President, Marketing and Communications, also a prior associate of Mr. Claus in Canada, engaged to upgrade A&P’s marketing, advertising and communications. This Executive Management Team has worked to implement and execute A&P’s new retail strategy, establish an aggressive, retail-focused culture emphasizing fresh merchandising approaches, disciplined store operations and diligent cost control throughout the organization. Additionally, A&P benefits from the active involvement of our Executive Chairman and former Chief Executive Officer, Christian Haub, and Tengelmann Warenhandelsgesellschaft KG, a partnership organized under the laws of the Federal Republic of Germany (“Tengelmann”), our largest shareholder and an active investor in the retail food industry.

Strategy

Our strategy is to integrate Pathmark’s business into A&P’s business and continue to accelerate performance improvement initiatives in our core Northeast operations. Key elements of this strategy include:

•

Integration of Pathmark operations. We expect that within approximately six months following the closing of the acquisition, Pathmark’s Carteret, New Jersey headquarters will be closed, with remaining personnel and operations relocated and consolidated at A&P’s headquarters in Montvale, New Jersey. Integration of store supply and logistics will be facilitated by the already existing relationship of A&P and Pathmark with C&S, a third party supply and logistics provider. (Information technology (“IT”) integration will be facilitated by our existing IT infrastructure, which is highly scalable and has the capacity to accommodate Pathmark’s operations. We expect to substantially complete the IT integration within six months following the consummation of the acquisition. Total integration costs are expected to be $115 million and are expected to be incurred over the first 18 months following the acquisition. These costs include $85 million of expenses related to employment retention and severance, costs associated with changing certain contracts, and other integration and reorganization related expenses. The remaining $30 million represents capital costs, primarily relating to IT systems conversion.

•

Significant financial and operating synergies. We project annual synergies from the acquisition of approximately $150 million after the full integration has been completed. We expect that approximately $80 million of this amount will be cost savings related to reductions in administrative expenses derived from the consolidation of Pathmark’s headquarters into A&P’s facilities in Montvale, New Jersey, the elimination of redundant functions between the two companies, and the integration of IT platforms. We expect approximately $40 million of this amount will be related to the reduction of cost of goods sold from larger scale purchasing and the use of best practices within merchandising. The remaining $30 million of synergies we expect will result from the following: more efficient logistics practices associated with simplifying and streamlining the supply chain with C&S (including the elimination of overlapping trucking routes), the reduction of stock keeping units and other supply chain redundancies; and reduced expenses related to marketing and advertising (including improved rates for consolidated circulars), and reductions in store operating expenses. We believe that steps will have been taken to realize half of these anticipated synergies within six months following the closing of the acquisition and expect to have taken steps to achieve all of these synergies within 18 to 24 months following the closing of the acquisition. See “Risk Factors—Risks Relating to the Recent Merger with Pathmark—The failure to successfully integrate Pathmark’s business and operations and realize synergies in the expected time frame may adversely affect our future results.”

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Generating revenue and profit growth through our portfolio of store formats. We believe we have strong growth potential in our new, multi-format marketing strategy. Our strategy is to increase sales per square foot across all our store formats and to increase the percentage of higher-margin fresh products sold across each of our store formats. We expect to continue to convert the majority of A&P’s remaining conventional stores (which do not include Pathmark’s stores), now approximately 70% of A&P’s store portfolio, to our new and successful Fresh format. We believe this format will continue to appeal to customers, driving sales and improving profitability through its increased distribution of higher-margin fresh products. In selected locations, our more niche- oriented Discount and Gourmet formats allow us to tailor our offerings to relevant market needs and give us greater flexibility in addressing market opportunities. With the acquisition, we will also work to leverage the Pathmark brand, banner and format. We believe that Pathmark adds a powerful competitive pricing concept that will broaden our customer reach and grow our corporate sales productivity. With the addition of Pathmark and the expected conversion of the majority of A&P’s remaining conventional stores, we expect the combined company’s store formats to include the following (in addition to our conventional stores):

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Fresh format. Operating under the A&P Super Foodmart, Waldbaum’s, and Super Fresh banners, Fresh stores represent A&P’s heritage of offering the best in fresh products at competitive prices. These stores are characterized by an extensive offering of fresh and organic products, high product quality standards and a large grocery assortment. Fresh stores target middle to upper-income consumers with their focus on a fresh product offering, usually featuring full-service meat, produce, seafood, delicatessen, bakery and floral sections. We expect that over time, a majority of A&P’s existing store base (which does not include Pathmark’s stores) will be comprised of Fresh stores.

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Pathmark. Pathmark’s stores complement A&P’s existing store base with their big-box format, value appeal and presence in urban markets. Over the years, Pathmark has successfully tailored its merchandising to local markets, customizing its offerings at the store level to serve its diverse customer base, and augmenting its food business with extensive pharmacy and healthcare and beauty offerings. Moreover, we plan to incorporate Pathmark’s center store strength into our merchandising organization. We believe this will result in continuity for the Pathmark stores, enhanced grocery capability for our Fresh, Discount and Gourmet formats, and the continued development of Pathmark’s own fresh food offering. We believe the diversity of these two approaches will appeal to the broadest spectrum of consumers, and over time, also give us the ability to customize formats to best serve their needs across our Northeast markets.

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Discount format. A&P’s discount stores, operating under the Food Basics banner, have achieved improved operating results over the past two years. Utilizing the approach pioneered by A&P’s original Food Basics operation in Canada, this store format targets the value-conscious shopper by offering a quality assortment of groceries and fresh foods at competitive prices. Our management has revamped the Food Basics operations, with a view toward improving the shopping atmosphere and tailoring merchandising to local ethnic and other neighborhood considerations. Now an increasing part of A&P’s portfolio in terms of sales and contribution, we believe this format caters to a variety of income classes with its neighborhood format and price and value appeal.

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Gourmet format. Converted Gourmet stores will operate under The Food Emporium Fine Foods banner, which will serve Manhattan and selected suburban areas as a neighborhood destination for gourmet and specialty foods, in addition to meeting basic food shopping needs. The stores will offer world-class quality foods and a high level of service and convenience at a price competitive to other gourmet grocery formats. We expect that fresh food products will represent approximately two-thirds of sales at Gourmet stores, which cater primarily to high- income customers. As of the date of this prospectus supplement, we have three Gourmet stores, all in Manhattan.

Integration of Pathmark

Soon after its announcement of the acquisition of Pathmark in March 2007, A&P began developing a comprehensive integration strategy and plan. A&P has created a cross-functional team under the direction of its executive management to plan and manage the integration process. A&P has also engaged external experts in three key areas: integration planning, logistics and merchandising. This team has been laying the groundwork for an efficient integration through detailed pre-planning, including a complete roadmap of processes and procedures outlining in advance the roles and responsibilities of all functional departments. We expect the integration to:

•	achieve the timely and full integration of Pathmark into a strategically aligned, performance-driven company;

•	leverage and optimize skills from both organizations;

•	protect Pathmark’s brand identity, customer loyalty and sales base; and

•	achieve, if not exceed, all identified synergies.

We believe that integration will also be facilitated by the retention of certain key Pathmark employees and the addition of one member of Pathmark’s board of directors to our board of directors. A&P believes this will help ensure continuity within Pathmark’s existing operations as well as allow A&P to expedite our integration plan. Additionally, A&P expects to draw upon its experience from assisting Metro in the Metro/A&P Canada integration. A&P expects the integration process to be completed within two years from the closing of the merger.

Store Format and Banners

We intend to continue to execute our multi-format strategy to convert a majority of A&P’s conventional stores (not including any Pathmark stores) into our new distinct Fresh format, and to our more niche-oriented Discount and Gourmet formats in selected markets. We believe this strategy is attuned to today’s varied and dynamic marketplace and allows us to target a clearly defined consumer segment. Over the last few years, A&P has converted approximately 30% of its store base in the Northeast to one of these formats. We will also work to leverage Pathmark’s brand, banner and format as an additional concept with which to build customer satisfaction and growth.

We currently operate our stores under the banners A&P, Waldbaum’s, The Food Emporium, Super Fresh, A&P Super Foodmart, Food Basics and Pathmark. We believe that our store banners are well-established and well-recognized in the markets in which we operate. We intend to retain the Pathmark banner for the stores we acquired in the acquisition, but we may in the future change some of the Pathmark stores to one of A&P’s existing banners or change some of our existing stores to the Pathmark banner, depending on which banner we believe would fare best in the relevant community.

As of the date of this prospectus supplement, our banners include the following:

Store Banner	Number of Stores
A&P	119
Waldbaum’s	66
The Food Emporium	29
Super Fresh	81
A&P Super Foodmart	10
Food Basics	11
Pathmark	139

Total Stores	455

Store Locations and Properties

A&P Stores (not including Pathmark)

As of September 9, 2007, A&P stores generated sales per store and sales per selling square foot of $17 million and $619, respectively, and averaged approximately 38,400 square feet in size. As of the date of this prospectus supplement, A&P operates, under all of its banners, 292 grocery and 24 liquor stores. These stores are located in Connecticut, Delaware, District of Columbia, Massachusetts, Maryland, New Jersey, New York, Pennsylvania and Virginia.

A&P’s 292 supermarkets have total square footage of approximately 12 million square feet with an aggregate selling area of approximately 8.7 million square feet. A&P’s liquor stores are typically much smaller in size. A&P’s supermarkets and liquor stores are either freestanding stores or are located in shopping centers. A&P owns three of its stores and leases the remaining 313 properties. A&P’s leases typically have a 20-year term with several five-year renewal options.

In 2005 and 2006, A&P exited the distribution business and sold its distribution services to C&S. As of the date of this prospectus supplement, A&P does not operate any warehouses or distribution centers.

We lease our corporate headquarters in Montvale, New Jersey, which will be the headquarters of the combined company. The premises totals approximately 215,000 square feet in size. The lease will expire in 2019 and has two five-year options to extend the lease.

Pathmark Stores

As of February 3, 2007, Pathmark’s stores generated sales per store and sales per selling square foot of $28.8 million and $725, respectively, and average approximate 52,800 square feet in size. As of the date of this prospectus supplement, Pathmark’s 139 supermarkets are located in New Jersey, New York, Pennsylvania and Delaware.

The Pathmark supermarkets have total square footage of approximately 7.4 million square feet with an aggregate selling area of approximately 5.5 million square feet. Thirteen of these stores are owned and the remaining 126 are leased. These supermarkets are either freestanding stores or are located in shopping centers. Fifty-four leases will expire through fiscal 2011. There are options to renew 49 of these expiring leases.

As of the date of the merger, Pathmark owned 13 properties. Nine of these 13 facilities are subject to mortgages.

Pathmark operates an approximately 290,000 square foot leased general merchandise and health and beauty care products distribution center in Edison, New Jersey. The lease will expire in fiscal 2009, with two five-year options to extend the lease. We have not determined whether we will continue to operate this distribution center.

Pathmark leases its corporate headquarters in Carteret, New Jersey on premises totaling approximately 150,000 square feet in size. All operations currently based in Carteret are expected to be relocated to A&P’s headquarters in Montvale, New Jersey within six months of the consummation of the merger.

Store Conversion Program / Capital Investments

In fiscal 2006, A&P announced the commencement of a long-range capital plan to convert certain conventional stores to A&P’s new distinct Fresh, Discount and Gourmet formats.

We determine which stores to convert to our new distinct Fresh, Discount or Gourmet format based on marketing and demographic information in relevant store locations and our capital expenditure budget. Currently, approximately 70% of our stores are comprised of conventional stores. We currently plan to convert the majority of the stores owned by A&P prior to the merger to our new distinct Fresh formats, and to our more niche-oriented Discount and Gourmet formats in certain selected markets. We believe store conversions increase the brand equity and reputation of the banner under which the store operates. We intend to retain the Pathmark banner for the stores we acquired in the acquisition, but we may in the future change some of the Pathmark stores to one of A&P’s existing banners or change some of our existing stores to the Pathmark banner, depending on which banner we believe would fare best in the relevant community.

Capital investment for a new distinct store has averaged over $3.0 million, in particular $3.0 million per Fresh store, $2.2 million per Discount store and $11.0 million per Gourmet store. Returns continue to exceed cost of capital on A&P’s capital projects during their inaugural post-renovation year and, for A&P’s second fiscal quarter of 2007, comparable store sales for both the Fresh and Discount stores increased approximately 19% on average. However, not all store conversions have achieved or will result in such an increase in sales.

Pathmark was also similarly focused on upgrading its store base in recent years. Pathmark completed 14 store renovations during its fiscal 2006 year and expects to complete an additional 13 store renovations during fiscal 2007. Total expected store renovations during fiscal 2006 and fiscal 2007 represent approximately 19% of Pathmark’s total store base of 139 stores. Generally, a store renovation increased customer traffic and sales, was undertaken in response to customer demand, allowed the renovated store to compete more effectively against existing and new competitors, or updated a particular format to Pathmark’s current prototype. As of August 4, 2007, approximately 49% of Pathmark’s stores were either less than five years old or had been renovated within the last five years.

During fiscal 2006, A&P expended approximately $208 million for capital projects, which included four new supermarkets and 65 remodels, including both conversions of conventional stores to our Fresh format as well as upgrades of the existing stores. With A&P’s acquisition of Pathmark, A&P reduced its planned capital expenditures to approximately $150 million for fiscal year 2007. We expect capital expenditures to be approximately $210 million for fiscal 2008 and approximately $250 million in fiscal 2009.

Merchandise Mix

We believe that our merchandising and marketing programs allow us to differentiate our product and service offerings to our customers. We also believe that our large stores and the experience of our category managers and store operators allow us to respond to the varying product demands of our customers with effective merchandising, which is important given the diverse cultural and demographic makeup of the communities in which we operate.

We continue to introduce new merchandising concepts into our stores, such as expanded meal solutions, fresh food varieties and natural and organic offerings. Many of these concepts, and the overall emphasis on fresh foods, are also prominent in the most recent Pathmark store prototype, which opened in the latter part of fiscal 2006. We believe our large customer base and innovative marketing strategies enable us to offer vendors significant opportunities to market their products effectively in a desirable market area.

We also offer a large variety of private label products, providing additional choice and value to our customers, thereby generating increased shopper loyalty. Our America’s Choice product line offers premium quality products that we believe are equal or superior in quality to comparable best-selling nationally advertised brands, or are unique to the category and not available from national brand manufacturers. Additional private label lines available only at A&P’s supermarkets are sold under the Master Choice, Health Pride, and Savings Plus labels. The Pathmark private label is sold at our Pathmark banner stores.

We remain focused on achieving sustainable profitability by capitalizing on our large store business, including our evolving Fresh format. We believe the addition of Pathmark’s “value-driven” format provides the capability to market an appealing and profitable array of products and services driven by grocery volume and increased sales of higher margin fresh products. To drive additional customer traffic, we are augmenting our merchandising strategies with increased emphasis and promotion of such customer conveniences as in-store pharmacies, banks and other desirable in-store features. A&P recently signed a licensing agreement to operate Starbucks stores in selected Fresh and Gourmet stores, and initial locations opened in New Jersey in December 2007.

Customer Experience and Marketing

It is our strategy to build customer loyalty and satisfaction through emphasis on customer experience, loyalty programs that foster and strengthen customer relationships, our knowledgeable, friendly and well-trained associates, and advertising that emphasizes customer value.

The first part of this strategy is to provide a shopper-friendly setting for our large selection of high quality products offered at competitive prices. To provide one-stop shopping for today’s busy customer, we emphasize top quality produce, meat and other fresh foods, and, in our various specialty food departments, the additional appeal of many items not found in most other neighborhood supermarkets. Our strategies are based on our belief that the quality and variety of perishable items, particularly produce, meat, deli, seafood and baked goods, is a determining factor for customers when choosing where to shop.

We have generally reduced the overpopulation of certain center store assortments, while expanding and improving higher-margin fresh, organic and specialty food offerings and sharing selected elements of our larger fresh store prototype development across the board. This includes the introduction of enticing signature products in produce, gourmet selections from cheeses to chocolates, artisan breads and other baked specialties and a range of hot and cold prepared entrees and desserts, offering convenient mealtime solutions that customers are proud to serve. Another popular improvement has been the significant change in our general and seasonal merchandise approach, upgrading the quality level and customer appeal of these categories that create in-store excitement and we believe create incremental sales and profit.

Another part of this strategy is to enhance and increasingly utilize loyalty card programs both to serve and reward our customers. We continue to leverage the program by capturing shopper purchasing data, which allows us to increase our customer knowledge to best target merchandising, category management and sales promotions. We also intend to expand the scope, positioning and penetration of our private label products, which we believe will support our overall gross profit improvement initiatives, which also encompass vigorous inventory control and shrink reduction measures.

In addition, our store associates represent a key strategic component in serving our customers and communicating our offerings to the shopping public. Our stores employ a large force of knowledgeable and well-trained sales associates delivering exceptional service to our customers. Associates are extensively trained in the areas of customer service, point-of-sale technology and product knowledge. New associates receive computer-based training for more effective, efficient and uniform training. With our recently updated labor scheduling program, we continually monitor and analyze service levels in our stores in order to maximize customer satisfaction, associate productivity and store profitability. Our customers also appreciate the convenience of self-service formats in many departments to expedite their purchases.

Finally, our strategy includes extensive advertising that emphasizes strong customer value, competitive pricing and weekly sales and promotions. Our advertising expenditures are concentrated on print advertising, including advertisements and circulars in local and area newspapers and ad flyers distributed in stores, as well as targeted radio advertising. Further, we utilize the Internet to make available promotional discounts and assorted on-line services, such as food deliveries in Manhattan.

Along with superior fresh food merchandising, our marketing strategy emphasizes strong customer value, competitive pricing and weekly sales and promotions, supported by extensive advertising. Our advertising expenditures are concentrated on print advertising, including advertisements and circulars in local and area newspapers, with an accent on radio and ad flyers distributed in our stores.

Information Technology

Beginning in 2000, A&P partnered with IBM, Retek and Oracle, providers of technology products, software and services as well as business and IT consulting services, to develop and implement new business processes and the underlying technology infrastructure to improve efficiency of store operations, merchandising, and marketing and corporate administration.

We believe A&P improvements to store systems have resulted in a more productive workforce through elimination of certain manual processes and non-value added activities, which allows store associates to focus on driving sales and improving customer service. Through Retek, our category managers have been equipped with tools that enable them to customize product mix and pricing strategy for each store format and optimize promotional offerings, resulting in improved margins and inventory asset management. The full integration of A&P’s Oracle financial systems has allowed us to streamline our administrative processes and reduce administrative costs.

Our efforts have resulted in a significantly upgraded, highly scalable technology infrastructure, which we believe is already capable of handling the additional Pathmark stores. Our integration plan provides for the conversion of Pathmark’s IT systems to our platform within six months after the closing of the merger. To the extent we identify any systems at Pathmark with superior functionality, we plan to merge these systems with ours to improve overall processes and capabilities for the combined organization.

Licenses and Trademarks

Our stores require a variety of licenses and permits that are renewed on an annual basis. Payment of a fee is generally the only condition to maintaining such licenses and permits. We maintain registered trademarks for nearly all of our store banner trade names and private label brand names. Trademarks are generally renewable on a 10-year cycle. We consider trademarks an important way to establish and protect our brands in a competitive environment.

Employee and Labor Matters

As of September 8, 2007, A&P had approximately 31,000 employees, of which 68% were employed on a part-time basis. As of August 4, 2007, Pathmark had approximately 23,400 employees, of which 66% were employed on a part-time basis. The combined company has approximately 54,000 employees, of which approximately 70% are employed on a part-time basis. We consider our present relations with employees to be satisfactory.

Competition

The food retail industry is highly competitive throughout the marketing areas we serve and is generally characterized by low profit margins on sales with earnings primarily dependent upon rapid inventory turnover, effective cost controls and the ability to achieve high sales volume. We compete for sales and store locations with a number of national and regional chains, as well as with many independent and cooperative stores and markets. In addition to these more traditional competitors, we also face competition from a variety of discounters and non-traditional operators such as Wal- Mart, Costco, Sam’s Club and to a lesser extent dollar and convenience stores and online stores. These discount and non-traditional operators typically compete based on lower prices, convenience or some other key differentiating factor.

Legal Proceedings

Antitrust Class Action Litigation

In connection with a settlement reached in the VISA/Mastercard antitrust class action litigation, A&P is entitled to a portion of the settlement fund that will be distributed to class members. Pursuant to A&P’s initial review of its historical records as well as estimates provided by the Claims Administrator, A&P recorded an estimated pretax recovery of $1.5 million as a credit to “Selling, general and administrative expenses” in A&P’s Consolidated Statements of Operations during fiscal 2005.

During fiscal 2006, A&P received a cash payment of $1.6 million for its portion of the settlement funds for this class action litigation. During fiscal 2007, we will continue to work with the Claims Administrator to ensure that any additional monies owed to us in connection with this litigation are received. This process may result in additional recoveries being recorded in future periods.

Merger Class Action Litigation

Two putative class action complaints were filed in the Superior Court of the State of New Jersey, Middlesex County (the “Court”), on March 6, 2007, and March 12, 2007, and were subsequently consolidated on June 15, 2007 and amended on July 16, 2007 (In re Pathmark Stores, Inc. Shareholder Litigation, Civil Action No. C-111-07). The consolidated amended complaint alleged, inter alia, that the preliminary proxy statement included insufficient disclosures, that the directors of Pathmark breached fiduciary duties owed to Pathmark shareholders, and that Pathmark and A&P aided and abetted the breach of those duties. The consolidated amended complaint sought, among other things, to enjoin the merger. On September 28, 2007, plaintiffs and defendants executed a Stipulation of Settlement providing for dismissal of the litigation and an exchange of releases. As part of the negotiated settlement, Pathmark and A&P agreed to make certain disclosures reflected in the joint proxy statement/prospectus relating to the merger, subject to any modifications to be made in response to additional SEC comments. As part of the negotiated settlement, A&P agreed to pay plaintiffs’ attorneys’ fees and expenses in an amount not to exceed $1.25 million.

On October 1, 2007, the Court preliminarily approved the parties’ proposed settlement, approved methods for providing notice to the proposed class of Pathmark shareholders, and scheduled a November 5, 2007 hearing to consider final approval of the proposed settlement. Notice of the proposed settlement was provided to the proposed class pursuant to the Court’s order, and no objections were received. On November 5, 2007, the Court entered a Final Judgment and Order approving the settlement pursuant to the terms of the Stipulation of Settlement. The Court certified the action as a non-opt-out class action with the class consisting of all persons or entities who were record or beneficial holders of Pathmark common stock at any time during the period from and including September 26, 2006 through the closing of the transaction. The Final Judgment and Order provides for, among other things, dismissal of the action with prejudice and the release of all claims against the defendants. The Court also awarded payment of plaintiffs’ attorneys’ fees and expenses in the amount of $1.25 million, as provided in the Stipulation of Settlement. The applicable rules provide for 45 days in which an appeal may be filed from the Final Judgment and Order.

E. coli Class Action Lawsuit

On October 3, 2007, a class action lawsuit was filed against Pathmark, along with other defendants, including Wal-Mart Stores, Inc., ShopRite and Rastelli Fine Foods, that sold frozen hamburgers linked as the source of a multi-state E. coli outbreak. The lawsuit seeks unspecified monetary compensation for anyone who bought or was sickened by hamburgers sold by the defendants. The outcome of this lawsuit is uncertain.

Other

On June 24, 2004, a class action complaint was filed in the Supreme Court of the State of New York (LaMarca et al. v. The Great Atlantic & Pacific Tea Company, Inc.) against The Great Atlantic & Pacific Tea Company, Inc., d/b/a A&P, The Food Emporium and Waldbaum’s alleging violations of the overtime provisions of the New York Labor Law. Three named plaintiffs, Benedetto Lamarca, Dolores Guiddy and Stephen Tedesco, alleged on behalf of a class that A&P failed to pay overtime wages to full-time hourly employees who were either required or permitted to work more than 40 hours per week.

In April 2006, the plaintiffs filed a motion for class certification. In July 2007, the Court granted the plaintiffs’ motion and certified the class as follows: all full-time hourly employees of A&P who were employed in A&P’s supermarket stores located in the State of New York, for any of the period from June 24, 1998 through the date of the commencement of the action, whom A&P required or permitted to perform work in excess of 40 hours per week without being paid overtime wages. The Court also ruled that the issue of whether to include an “opt-in” or “opt-out” provision is premature and can be decided after discovery has been had.

As class certification was granted only recently, and as discovery on the prospective plaintiffs comprising the class has yet to be conducted, neither the number of class participants nor the sufficiency of their respective claims can be determined at this time.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus supplement.

Name	Age	Current Position
Christian W.E. Haub	43	Executive Chairman of the Board
Eric Claus	50	President and Chief Executive Officer
Andreas Guldin	45	Executive Managing Director, Strategy & Corporate Development, and Director
Brenda M. Galgano	38	Senior Vice President and Chief Financial Officer
Jennifer MacLeod	46	Senior Vice President, Marketing and Communications
Rebecca Philbert	45	Senior Vice President, Merchandising & Supply and Logistics
Allan Richards	43	Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary
Paul Wiseman	46	Senior Vice President, Store Operations
William Moss	59	Vice President and Treasurer
Melissa E. Sungela	41	Vice President and Corporate Controller
John D. Barline	60	Director
Jens-Jürgen Böckel	64	Director
Bobbie Andrea Gaunt	60	Director
Dan Plato Kourkoumelis	56	Director
Edward Lewis	67	Director
Gregory Mays	60	Director
Maureen B. Tart-Bezer	51	Director

Mr. Haub was appointed Executive Chairman in August 2005. He was elected a director in December 1991 and is Chair of the Executive Committee. Mr. Haub previously served as Chairman of our Board and Chief Executive Officer, and as our Chief Operating Officer from December 1993, becoming Co-Chief Executive Officer in April 1997, sole CEO in May 1998 and Chairman of our Board in May 2001. Mr. Haub also served as our President from December 1993 through February 2002 and from November 2002 through November 2004. Mr. Haub is a partner and Co-Chief Executive Officer of Tengelmann. Mr. Haub is on the Board of Directors of Metro, the Food Marketing Institute and on the Board of Trustees of St. Joseph’s University in Philadelphia, Pennsylvania.

Mr. Claus was appointed President and Chief Executive Officer in August 2005. Mr. Claus previously served as President & Chief Executive Officer, A&P Canada from November 2002 to August 2005. Prior to joining us, Mr. Claus served as Chief Executive Officer of Co-Op Atlantic, an integrated wholesale agri-food operator, based in New Brunswick, Canada, between February 1997 and November 2002.

Ms. Galgano, CPA, was appointed Senior Vice President and Chief Financial Officer in November 2005. Ms. Galgano served as our Senior Vice President and Corporate Controller from November 2004 to November 2005; Vice President, Corporate Controller from February 2002 to November 2004; Assistant Corporate Controller from July 2000 to February 2002, and Director of Corporate Accounting from October 1999 to July 2000. Prior to joining us, Ms. Galgano was with PricewaterhouseCoopers as Senior Manager, Assurance and Business Advisory Services.

Ms. MacLeod was appointed Senior Vice President, Marketing and Communications in November 2005. Prior to joining us, Ms. MacLeod served as Vice President of Marketing and Public Relations from 1998 to November 2005 for Co-Op Atlantic, an integrated wholesale agri-food operator.

Ms. Philbert was appointed Senior Vice President, Merchandising & Supply and Logistics, in January 2007. Prior to joining us, she was with Safeway, Inc. from 1981 to 2007, where she most recently served as Corporate Vice President and Senior Lead, Lifestyle Store development. Prior to that she served as Safeway’s Vice President Deli and Foodservice merchandising and prior to that Vice President of Marketing.

Mr. Richards was appointed Senior Vice President, Human Resources, Labor Relations & Legal Services in September 2005 and in October 2005 was additionally appointed our Secretary. Prior to that Mr. Richards served as Senior Vice President, Labor Relations & Human Resources from July 2004 to September 2005 and as Senior Vice President, Labor Relations from March 2004 to July 2004. Prior to joining us, Mr. Richards served as a consultant with MGS Consulting, Inc., a consulting firm, from July 2003 to July 2004; and prior to that as Director of Labor Relations and Employment Law for Fleming Companies, Inc., a full-service contracting company, from June 2000 to July 2003.

Mr. Wiseman was appointed Senior Vice President, Store Operations in September 2005. Prior to that Mr. Wiseman was Senior Vice President, Discount Operations, A&P Canada from 2004 to September 2005 and prior to that served as District Manager/Vice President Retail Operations from 1999 to 2004 for Co-Op Atlantic, an integrated wholesale agri-food operator. See Claus & McLeod.

Mr. Moss was appointed Vice President and Treasurer in February 2002. Prior to that Mr. Moss was Vice President, Treasury Services and Risk Management from 1992 to February 2002.

Ms. Sungela, CPA, was appointed Vice President and Corporate Controller in November 2005. Ms. Sungela served as Vice President and Assistant Corporate Controller from June 2004 to November 2005. Prior to joining us, Ms. Sungela was North American Controller for Amersham Biosciences, a provider of products and services used in gene, protein and cell research, drug discovery and development, and biopharmaceutical manufacturing, a part of GE Healthcare, from April 2002 to June 2004. Previously, she served as Director of Accounting Policy for Honeywell International, Inc., from June 1998 to January 2002.

Mr. Barline has been a member of the Board since July 1996. He is a member of the Human Resources & Compensation and Executive Committees. Mr. Barline, an attorney in private practice since 1973, is currently of counsel at the law firm of Williams, Kastner & Gibbs LLP in Tacoma, Washington. His areas of practice include corporate tax law, mergers and acquisitions, general business law, estate planning and real estate. He provides personal legal services to the Haub family, including Christian W.E. Haub. Mr. Barline is a member of the board of directors and corporate secretary of Sun Mountain Resorts, Inc. and a director of Wissoll Trading Company, Inc. and Sun Mountain Lodge, Inc., each a small closely held corporation owned primarily by the Haub family. He is also a member of the board of directors of the Le May Automobile Museum.

Dr. Böckel has been a member of the Board since April 2004. Dr. Böckel has served as the chief financial officer of Tengelmann since January 1, 2000. From January 1995 through December 1999, Dr. Böckel served as chief financial officer and as a member of the executive board of Schickedanz Holding—Stiftung & Co. KG, in Fürth, Germany. Dr. Böckel is a member of the supervisory board of Kaiser’s Tengelmann AG, in Viersen, Germany, OBI AG, in Wermelskirchen, Germany, and Löwa and Zielpunkt GmbH, in Vienna, Austria. He is also chair of the family council and chairman of the advisory board of Fahrzeug-Werke Lueg AG, in Bochum, Germany.

Ms. Gaunt has been an independent member of our Board since May 2001. She is Lead Director, Chair of the Human Resources & Compensation Committee and a member of the Audit & Finance, Governance and Executive Committees. Ms. Gaunt was elected an officer and vice president of the Ford Motor Company in June, 1999, and served as president and chief executive officer of the Ford Motor Company of Canada, Ltd., from 1997 until her retirement from the company in December 2000. Ms. Gaunt began her automotive career with Ford in 1972 and for over 28 years served in various managerial positions in the areas of sales, marketing, research and building customer relationships. Between the months of June through October 2004, Ms. Gaunt served as Interim Chief Executive Officer of ADVO, Inc. in Windsor, Connecticut. Ms. Gaunt is a member of the Board of Advisors of the Katz Business School, and the Board of Trustees at the University of Pittsburgh; is a member (at our request) of the Board of Directors of Metro, Montreal, Quebec, Canada and serves as a member of both its Human Resources and Audit Committees; and is a member and chair of the board of the Saugatuck Center for the Arts, in Saugatuck, Michigan.

Dr. Guldin became a member of our Board in May 2007. He is a member of the Executive Committee. On May 1, 2007, Dr. Guldin was appointed to the position of Executive Managing Director, Strategy & Corporate Development for the Company. Dr. Guldin was a Senior Executive Vice President (Corporate Finance) and Co-CFO of Tengelmann, a role which he held from July 2005 until April 2007. He has also served as an advisor to the Executive Chairman and Board of Directors of The Great Atlantic & Pacific Tea Company and he was lead negotiator in the acquisition of Pathmark. Prior to joining Tengelmann, Dr. Guldin served from May 1995 to March 2005 as a member of the Executive Management Team and Chief Financial Officer at E. Breuninger GmbH & Co. (Germany), a department store and fashion retailer in Germany. Before that he worked for several years as a business and strategy consultant as a Senior Consultant and Project Leader at PA Consulting and CSC Index, Germany.

Mr. Kourkoumelis is and has been an independent member of our Board since March 21, 2000. Mr. Kourkoumelis is Chair of the Governance Committee and a member of the Audit & Finance and Executive Committees. Mr. Kourkoumelis was president and chief operating officer of Quality Food Centers, Inc. from May 1989 until September 1996, and thereafter president and chief executive officer of Quality Food Centers, Inc. until September 1998, when he retired after Quality Food Centers, Inc. was acquired. He also served as a director of Quality Food Centers, Inc. from April 1991 until March 1998. Mr. Kourkoumelis is a director of Expeditors International Inc. and a director and past president of the Western Association of Food Chains. Mr. Kourkoumelis is a member of the compensation and audit committees of Expeditors International.

Mr. Lewis is and has been an independent member of our Board since May 16, 2000. Mr. Lewis is a member of the Audit & Finance, Human Resources & Compensation and Governance Committees. Mr. Lewis is chairman and founder of Essence Communications Partners, which was formed in 1969. He is director of the leadership council of the Tanenbaum Center for Interreligious Understanding, the Harvard Business School Board of Directors of the Associates, the Economic Club of New York, the New York City Partnership, the Central Park Conservancy, The American Academy of Medicine, The Boys and Girls Club, NYC2012 and the board of Jazz at Lincoln Center for the Performing Arts. He also served as chairman of the Magazine Publishers of America from 1997 to 1999, becoming the first African-American to hold this position in the 75-year history of the organization.

Mr. Gregory Mays became a member of our Board upon the consummation of our acquisition of Pathmark in December 2007. Previously, as a director designee of Yucaipa, Mr. Mays served as the Chairman of the Board and interim Chief Executive Officer of Wild Oats Markets, Inc. from October 2005 until that company’s acquisition by Whole Foods Market, Inc. in August 2007. For the last eight years, Mr. Mays has worked for several different private equity firms as a retail expert in the merger and acquisition sector of the business. Mr. Mays also serves as a Director of Source Interlink Companies, Inc. and Simon Worldwide, Inc.

Ms. Tart-Bezer is and has been an independent member of our Board since May 15, 2001. Ms. Tart-Bezer is Chair of the Audit & Finance Committee and a member of the Human Resources & Compensation and Governance Committees. Ms. Tart-Bezer was executive vice president and chief financial officer of Virgin Mobile USA, a wireless MVNO (mobile virtual network operator) venture in the United States from January 2002 through June 2006. Prior to this position, Ms. Tart-Bezer was executive vice president and general manager of the American Express Company, U.S. Consumer Charge Group through December 2001. From 1977 to January 2000, Ms. Tart-Bezer was with AT&T Corporation, serving as a senior financial officer of the company, including positions as senior vice president and corporate controller and senior vice president and chief financial officer for the Consumer Services Group. Ms. Tart-Bezer is also a member of the Board of Directors of Playtex Products, Inc., and serves on its audit committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

A&P and Pathmark

Treatment of Stock Options and Other Equity-Based Awards Held by Pathmark’s Executive Officers and Directors

Stock Options. Prior to the date of the merger, there were approximately 6,362,307 shares of Pathmark common stock issuable pursuant to stock options granted under Pathmark’s equity incentive plans to certain Pathmark executive officers and directors. Under the terms of the merger agreement, each outstanding stock option held by any person, including Pathmark executive officers and directors, became fully vested and exercisable no later than fifteen days prior to the closing of the merger and, at the effective time of the merger, was treated as described in the following paragraphs.

Each such outstanding stock option (other than any “Pre-Amendment Option” described in the following paragraph) was canceled in exchange for the right to receive a lump sum cash payment and paid (net of applicable withholding taxes) as soon as practicable after the completion of the merger. The lump sum cash payment equaled the product of (i) the number of shares of Pathmark common stock that such executive officer or director could have purchased had he or she exercised such stock option in full immediately prior to the closing, and (ii) the excess, if any, of (x) the per share closing price of Pathmark common stock, as such price was quoted on the last trading day immediately prior to the closing date (the “Pathmark Closing Price”), over (y) the exercise price per share of such stock option. Any such stock options (other than Pre-Amendment Options) with exercise prices equal to or greater than the Pathmark Closing Price were canceled for no consideration.

With respect to each such outstanding stock option that was granted under Pathmark’s equity incentive plans prior to June 9, 2005 (a “Pre-Amendment Option”), Pathmark was obligated under the terms of the merger agreement to use its commercially reasonable efforts to obtain any consents required to cancel any Pre-Amendment Options with an exercise price less than the Pathmark Closing Price, in exchange for a lump sum cash payment as provided in the preceding paragraph. Pathmark obtained such consents from John Derderian, Robert Joyce, Marc Strassler and Frank Vitrano. Pursuant to a letter agreement with Pathmark dated as of November 5, 2007, such obligation was waived.

Any Pre-Amendment Option that was not canceled and cashed out, or that had an exercise price equal to or greater than the Pathmark Closing Price, was converted into a stock option (a “Rollover Option”) to purchase, on the same terms and conditions as were applicable under such Pre-Amendment Option, taking into account vesting and other changes resulting from the merger, (i) the number of shares of A&P common stock equal to the product of (a) the number of shares of Pathmark common stock such executive officer or director could have purchased had he or she exercised such Pre-Amendment Option in full immediately prior to the closing, and (b) the Option Exchange Ratio (as defined in the following sentence), at (ii) a price per share equal to (a) the exercise price per share of such Pre-Amendment Option, divided by (b) the Option Exchange Ratio. The “Option Exchange Ratio” means (i) the Pathmark Closing Price, divided by (ii) $27.00.

The following table identifies, for certain Pathmark directors and executive officers, as of October 5, 2007, with respect to stock options that were cashed out in connection with the merger (excluding stock options set forth in Note 1 to such table that were Rollover Options assuming the Pathmark Closing Price as of October 5, 2007): the aggregate number of shares of Pathmark common stock subject to outstanding vested and unvested stock options, the number of shares of Pathmark common stock subject to such unvested stock options that fully vested in connection with the merger, the weighted average exercise price and the value of such unvested stock options, and the weighted average exercise price and the value of all such stock options. The information in the table assumes that all such stock options remain outstanding as of the closing of the merger.

Name	Aggregate Shares Subject to Options (1)	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price of Unvested Options	Value of Unvested Options (2)	Weighted Average Exercise Price of Vested and Unvested Options	Value of Vested and Unvested Options (3)
Joseph Adelhardt (6)	20,000	—	$—	—	$11.70	$26,000
Kevin Darrington (4)	42,000	31,500	$10.35	$83,475	$10.35	$111,300
John Derderian (4)	151,900	58,300	$9.80	$186,560	$8.32	$710,892
Michael R. Duckworth (5)	—	—	—	—	—	—
Daniel H. Fitzgerald (5)	20,000	6,666	$9.67	$22,198	$8.36	$92,800
Harvey Gutman (7)	23,000	—	—	—	$11.30	$39,100
Bruce Hartman (5)	25,000	6,666	$9.67	$22,198	$7.92	$127,000
David R. Jessick (5)	21,667	14,444	$10.09	$42,032	$10.10	$62,834
Robert J. Joyce (4)	99,900	58,300	$9.80	$186,560	$8.82	$417,582
Larry R. Katzen (5)	20,000	13,333	$10.07	$39,066	$10.07	$58,600
Mark C. Kramer (4)	101,900	58,300	$9.80	$186,560	$10.12	$293,472
Kenneth Martindale (4)	500,000	333,333	$9.99	$1,003,332	$9.99	$1,505,000
Gregory Mays (5)	22,500	14,999	$10.11	$43,347	$10.11	$65,025
Sarah E. Nash (5)	20,000	13,333	$10.07	$39,066	$10.07	$58,600
John T. Standley (4) (5)	1,500,000	500,000	$10.39	$1,305,000	$10.39	$3,915,000
Marc Strassler (4)	62,500	30,375	$9.81	$96,896	$10.37	$164,375
Ira Tochner (5)	—	—	—	—	—	—
Frank G. Vitrano (4)	1,025,000	412,500	$10.08	$1,204,500	$7.99	$5,135,250
John J. Zillmer (5)	20,000	13,333	$10.07	$39,066	$10.07	$58,600

(1)

Does not include the following stock options held by Pathmark directors and executive officers, which are Rollover Options, assuming the Pathmark Closing Price was determined as of October 5, 2007: 350,000 (Frank G. Vitrano), 325,000 (Robert J. Joyce), 76,000 (John Derderian), 76,000 (Marc Strassler), 74,215 (Harvey Gutman), 62,300 (Joseph Adelhardt), 52,000 (Mark C. Kramer), and 5,000 (Daniel H. Fitzgerald).

(2)

Illustrates the economic value of all unvested stock options that became fully vested and cashed out in connection with the merger. Calculated for each individual by multiplying the number of shares underlying unvested stock options by the difference, if any, between $13.00, which was the per share closing price of Pathmark common stock on October 5, 2007, and the weighted average exercise price of the unvested stock options.

(3)

Illustrates the economic value of all stock options to be canceled and cashed out in connection with the merger. Calculated for each individual by multiplying the aggregate number of shares subject to stock options by the difference between the per share closing price of Pathmark common stock and the weighted average exercise price of all such stock options.

(4)	Executive officer.

(5)	Director.

(6)	Former executive officer; retired in July 2006; a former consultant to Pathmark.

(7)	Former executive officer; retired in April 2006; a former consultant to Pathmark.

Restricted Stock Units. Prior to the date of the merger, there were approximately 89,893 restricted stock units granted under Pathmark’s equity incentive plans to the Pathmark executive officers and directors listed below. Under the terms of the merger agreement, upon the closing of the merger, each award of restricted stock units held by an executive officer or director fully vested and converted into the right to receive a single lump sum cash payment (net of applicable withholding taxes) equal to the product of (i) the number of shares of Pathmark common stock applicable to such award immediately prior to the closing, and (ii) the Pathmark Closing Price.

The following table identifies, for certain Pathmark directors and executive officers, as of October 5, 2007, the aggregate number of shares of common stock subject to outstanding unvested restricted stock units, and the value of the unvested restricted stock units. The information in the table assumes that all such unvested restricted stock units remained outstanding as of the closing date of the merger.

Name	Aggregate Number of Shares Underlying Restricted Stock Units	Value of Restricted Stock Units (1)
Joseph Adelhardt (4)	—	$—
Kevin Darrington (2)	6,750	$87,750
John Derderian (2)	8,375	$108,875
Michael R. Duckworth (3)	—	$—
Daniel H. Fitzgerald (3)	6,924	$90,012
Bruce Hartman (3)	6,924	$90,012
Harvey Gutman (5)	—	$—
David R. Jessick (3)	6,924	$90,012
Robert J. Joyce (2)	8,375	$108,875
Larry R. Katzen (3)	6,924	$90,012
Mark C. Kramer (2)	8,375	$108,875
Kenneth Martindale (2)	—	$—
Gregory Mays (3)	6,924	$90,012
Sarah E. Nash (3)	6,924	$90,012
John T. Standley (2) (3)	—	—
Marc Strassler (2)	7,050	$91,650
Ira Tochner (3)	—	$—
Frank G. Vitrano (2)	2,500	$32,500
John J. Zillmer (3)	6,924	$90,012

(1)

Illustrates the economic value of all restricted stock units that fully vested and cashed out in connection with the merger. Calculated for each individual by multiplying the aggregate number of shares underlying unvested restricted stock units by $13.00, which was the per share closing price of Pathmark common stock on October 5, 2007.

(2)	Executive officer.

(3)	Director.

(4)	Former executive officer; retired in July 2006; was a consultant to Pathmark.

(5)	Former executive officer; retired in April 2006; was a consultant to Pathmark.

Restricted Stock. Prior to the date of the merger, 2007, Messrs. Standley, Vitrano and Martindale were the only executive officers or directors to hold shares of Pathmark common stock subject to transfer restrictions and/or forfeiture under Pathmark’s equity incentive plans, and they held approximately 249,870 such shares.

Under the terms of the merger agreement, upon the closing of the merger, each outstanding award of restricted stock held by an executive officer or director fully vested and converted into the right to receive a single lump sum cash payment (net of applicable withholding taxes) equal to the product of (i) the number of shares of Pathmark common stock subject to such award immediately prior to the closing of the merger, and (ii) the Pathmark Closing Price.

The following table identifies, for Messrs. Standley, Vitrano and Martindale, the aggregate number of unvested restricted shares of Pathmark common stock outstanding as of October 5, 2007, and the value of such unvested restricted shares that fully vested in connection with the merger. The information in the table assumes that all such unvested restricted shares remain outstanding as of the closing of the merger.

Name	Aggregate Number of Restricted Shares	Value of Restricted Shares (1)
John T. Standley	166,600	$2,165,800
Frank G. Vitrano	41,500	$539,500
Kenneth Martindale	83,330	$1,083,290

(1)

Illustrates the economic value of all restricted shares that fully vested and cashed out in connection with the merger. Calculated for each individual by multiplying the aggregate number of restricted shares by $13.00, which was the per share closing price of Pathmark common stock on October 5, 2007.

Election of Pathmark Director to A&P Board of Directors

Following consummation of A&P’s acquisition of Pathmark, Gregory Mays, a former Pathmark director, was elected to the A&P board of directors by the existing A&P directors, in accordance with the bylaws of A&P and Maryland law.

The Tengelmann Stockholder Agreement

Concurrently with the execution and delivery of the merger agreement, A&P entered into the Tengelmann Stockholder Agreement with Tengelmann (the “Tengelmann Stockholder Agreement”). The Tengelmann Stockholder Agreement provides Tengelmann with certain nomination, approval, registration, preemptive and other rights. In addition, Tengelmann is entitled to antidilution protection, access to A&P information and expense reimbursement. Upon the closing of the merger, A&P’s bylaws were amended in order to give effect to certain of these rights.

The Tengelmann Voting Agreement

As an inducement to Pathmark to enter into the merger agreement and in connection with the execution and delivery of the merger agreement, Tengelmann entered into the Tengelmann Voting Agreement with Pathmark (the “Tengelmann Voting Agreement”). As of the date of the Tengelmann Voting Agreement, Tengelmann owned 21,995,371 shares of A&P common stock, representing approximately 53% of the common stock outstanding on that date. Pursuant to the terms of the Tengelmann Voting Agreement, Tengelmann agreed to vote all of its A&P common stock (i) in favor of the issuance of A&P common stock in the merger, (ii) in favor of the amendment to the A&P charter to exempt the transactions contemplated by the merger agreement and the agreements entered into in connection therewith from the preemptive rights provisions of the A&P charter, (iii) against any action that would reasonably be expected to result in a breach of the merger agreement and (iv) against any action that would compete with or impair the merger. The Tengelmann Voting Agreement terminated upon the closing of the merger.

Yucaipa Stockholder Agreement

Concurrently with the execution and delivery of the merger agreement, the Yucaipa Investors entered into the Yucaipa Stockholder Agreement with A&P (the “Yucaipa Stockholder Agreement”). The Yucaipa Stockholder Agreement provided the Yucaipa Investors with certain demand and piggyback registration rights. The Yucaipa Investors agreed to certain restrictions on their ownership, acquisition and disposition of A&P common stock and warrants to purchase A&P common stock that they own and may acquire. In addition, the Yucaipa Investors have agreed not to take certain actions that would interfere with the governance of A&P.

The Yucaipa Voting Agreement

In connection with the merger, as an inducement to A&P to enter into the merger agreement and in connection with the merger agreement, A&P and the Yucaipa Investors entered into the Yucaipa Voting Agreement (the “Yucaipa Voting Agreement”). As of the date of the Yucaipa Voting Agreement, the Yucaipa Investors owned an aggregate of 20,000,100 shares of Pathmark common stock, representing approximately 38% of the Pathmark common stock outstanding on that date. Pursuant to the terms of the Yucaipa Voting Agreement, the Yucaipa Investors agreed to vote shares of Pathmark common stock that they owned as of the Pathmark record date (i) in favor of the merger agreement, (ii) against any action that would reasonably be expected to result in a breach of the merger agreement, and (iii) against any action that would compete with or impair the merger. These voting obligations did not apply to any shares owned by the Yucaipa Investors in excess of 33% of the outstanding Pathmark common stock on the record date. The Yucaipa Investors also agreed to grant, upon request, an irrevocable proxy to A&P to vote shares subject to the voting agreement to carry out the foregoing actions. The Yucaipa Investors were allowed to hedge their stock and warrants to purchase Pathmark stock so long as they retain their voting rights. The Yucaipa Voting Agreement terminated upon the closing of the merger.

The Yucaipa Warrant Agreement

As of March 4, 2007, the Yucaipa Investors owned:

•	Pathmark Series A Warrants to purchase 10,060,000 shares of Pathmark common stock with an exercise price of $8.50 per share; and

•	Pathmark Series B Warrants to purchase 15,046,350 shares of Pathmark common stock with an exercise price of $15.00 per share.

Under the terms of the Yucaipa Warrant Agreement entered into in connection with the merger agreement (the “Yucaipa Warrant Agreement”), A&P has agreed to issue the Yucaipa Investors warrants, which we refer to as “rollover warrants,” to purchase A&P common stock in exchange for the cancellation of warrants to purchase Pathmark common stock. The warrants to acquire Pathmark common stock held by the Yucaipa Investors will be exchanged for rollover warrants to acquire a number of shares of A&P common stock as follows:

•	the Pathmark Series A Warrants will be exchanged for A&P Series A Warrants to purchase an aggregate of 4,657,378 shares of A&P common stock at an exercise price of $18.36 per share; and

•	the Pathmark Series B Warrants will be exchanged for A&P Series B Warrants to purchase an aggregate of 6,965,858 shares of A&P common stock at an exercise price of $32.40 per share.

The A&P Series A Warrants will expire on June 9, 2008 and the A&P Series B Warrants will expire on June 9, 2015.

The rollover warrants will contain the following provisions:

•

The Yucaipa Investors are required to exercise the warrants on a cashless basis, and, at A&P’s discretion, the warrants may be settled by payment of the in-the-money amount of exercised warrants in cash, stock or a combination thereof;

•

if the Yucaipa Investors exercise all of their A&P Series B Warrants, then A&P must settle by payment of the in-the-money amount of such warrants within twenty business days of exercise; provided, however, that if A&P gives notice within twenty business days that it intends to settle in cash, then it may defer payment of up to 50% of the cash payment until the first anniversary of the exercise date, which deferred portion will bear interest at the prime rate after such twenty business-day period; and

•	customary antidilution provisions.

The Yucaipa Warrant Agreement also provides that, until June 9, 2014, the Yucaipa Investors may not exercise A&P Series B Warrants in an aggregate amount in any twelve-month period that is greater than 50% of the amount of A&P Series B Warrants issued to them in connection with the merger, unless (i) such exercise is in connection with a change of control of A&P or (ii) an exercise of all of the Yucaipa Investors’ A&P Series B Warrants then outstanding.

A&P

At the close of business on August 13, 2005, A&P completed the sale of its Canadian business to Metro, a supermarket and pharmacy operator in the provinces of Quebec and Ontario, Canada, for $1.5 billion in cash, stock and certain debt that was assumed by Metro. Metro also leased a shopping center in Toronto, Ontario, Canada from A&P. The lease commenced at the time of the sale and expires on October 4, 2015. It included four 5-year renewal options. The base annual rent was C$0.8 million. During the third quarter of fiscal 2006, A&P sold this shopping center to Metro generating proceeds of C$10.3 million and net gain, after transaction related costs, of $4.5 million which was recorded in “Store operating, general and administrative expense” in A&P’s Consolidated Statements of Operations in fiscal 2006.

A&P Properties Limited, a former subsidiary of A&P, leased a store in Windsor, Ontario, Canada from Tenga Capital Corporation, which is owned by Erivan and Helga Haub. Erivan Haub is the father of Christian W.E. Haub, A&P’s Executive Chairman, and is a general partner, together with Tengelmann Verwaltungs - und Beteiligungs GmbH, Karl-Erivan W. Haub and Christian W.E. Haub of Tengelmann, which owns a controlling interest of A&P’s common stock. Helga Haub is the mother of Christian W.E. Haub. As a result of the sale of its Canadian operations as discussed above, A&P no longer leases this store from Tenga Capital Corporation. Through the date of its sale, A&P paid $0.2 million to Tenga Capital Corporation for this lease during fiscal 2005.

During fiscal 2003, A&P entered into a three-year agreement with OBI International Development and Services GMBH (“OBI International”), a subsidiary of Tengelmann, to purchase seasonal merchandise to be sold in its stores. A&P’s purchases from OBI International totaled $0.7 million, $2.1 million and $4.7 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

A&P owns a jet aircraft, which Tengelmann leases under a full cost reimbursement lease. During fiscal 2006, fiscal 2005 and fiscal 2004, Tengelmann was obligated to and has reimbursed A&P $4.1 million, $3.1 million and $3.5 million, respectively, for use of the aircraft.

Pathmark

Michael Duckworth, a member of Pathmark’s former Board of Directors, is Chairman of the Board and principal executive officer, of Source Interlink Companies, Inc. (“Source Interlink”). As of February 3, 2007, Pathmark’s payments due from suppliers included $2.3 million due from Source Interlink for fees collected on Pathmark’s behalf from vendors in connection with Pathmark’s front- end racks program. Front-end racks are fixtures used to display merchandise such as batteries, candy and magazines, subject to impulse buying. Pathmark entered into its agreement with Source Interlink prior to the time Mr. Duckworth became its principal executive officer.

Gregory Mays, a member of Pathmark’s former Board of Directors and one of our current directors, was Chairman of the Board of Directors and interim Chief Executive Officer of Wild Oats Markets, Inc. (“Wild Oats”) from 2005 to 2007. During the fourth quarter of 2006, Pathmark began to carry Wild Oats branded products in its stores. Total purchases from Wild Oats (including direct purchases and indirect purchases from Pathmark’s primary distributor) were $0.9 million during fiscal 2006, of which $0.5 million was paid as of February 3, 2007.

Pathmark believed that these transactions were on terms no less favorable to Pathmark than if they had been entered into with disinterested parties.

DESCRIPTION OF CAPITAL STOCK

The following description of A&P’s capital stock is a summary and is qualified in its entirety by reference to A&P’s charter and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. The rights of A&P stockholders are currently governed by the Maryland General Corporation Law (the “MGCL”) and the Articles of Restatement of the Certificate of Incorporation, as amended, and the By-Laws of A&P, which we refer to as the charter and bylaws of A&P, respectively.

A&P’s authorized share capital consists of 80,000,000 common shares, $1.00 par value, and 3,000,000 preferred shares without par value. At December 5, 2007, 48,750,850 common shares and no preferred shares were outstanding. As of the date of this prospectus supplement, we do not have a sufficient number of shares of our common stock authorized to enable us to issue shares of our common stock upon the conversion of all of our new convertible notes. Although the convertible notes may be settled at our option in cash, under certain circumstances we may not have sufficient financial resources to settle conversion of the convertible notes in cash or may be prohibited from doing so under our credit facility or other debt agreements. We intend to seek shareholder approval to increase the authorized number of shares of our common stock subsequent to this offering.

Preferred Stock

The A&P board of directors can, without the approval of stockholders, issue one or more series of preferred shares. The board of directors may also determine the rights, preferences and limitations of each series including the maximum number of shares in the series, voting rights, conversion rights, redemption rights, dividend rights, liquidation rights, any preferences over the common shares with respect to dividend or liquidation distributions, and the terms and conditions of issue. The preferred stock may be senior to the common stock with respect to dividends, distributions upon liquidation and other rights.

The following briefly summarizes the provisions of our charter that would be important to holders of our preferred stock. The following description does not contain all of the information that may be important to holders of our securities. Investors are encouraged to read carefully the terms and provisions of our charter, because it, and not this summary, is the governing document. See “Where You Can Find More Information.”

The description of most of the financial and other specific terms of each series will be in the prospectus supplement in connection with the offering of that series. Those terms may vary from the terms described herein.

As you read this section, please remember that the specific terms of each series of preferred stock as described in the applicable prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the prospectus supplement and this prospectus, the prospectus supplement will control. Thus, the statements we make in this section may not apply to every series of preferred stock.

Reference to a series of preferred stock means all of the shares of preferred stock issued as part of the same series under articles supplementary filed as part of our charter. Reference to the applicable prospectus supplement means the prospectus supplement describing the specific terms of that offering of preferred stock you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

The prospectus supplement relating to a particular series of preferred stock will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the number of shares;

•	the designation;

•	the voting powers;

•	board membership rights;

•	votes per share;

•	liquidation preferences;

•	relative participating, optional or other rights;

•	conversion or exchange rights;

•	redemption rights;

•	put and sinking fund provisions;

•	dividend rights;

•	the terms or conditions of redemption; and

•	any other applicable terms.

In some cases, the issuance of preferred stock could delay a change in control of A&P and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

When we issue and receive payment for the preferred stock, the shares will be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will rank on parity in all respects with any outstanding shares of our preferred stock and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

The transfer agent, registrar and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

The applicable prospectus supplement relating to any series of preferred stock that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for shares of common stock, another series of preferred stock or other securities of A&P, or debt or equity securities of one or more other entities.

Common Stock

A&P’s common stock is listed for trading on the NYSE under the symbol “GAP.” A&P’s transfer agent and registrar for common shares is the American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038, telephone: (800) 937-5449.

Common stockholders only receive dividends when, as and if authorized and declared by the A&P board of directors and declared by A&P. If declared, dividends may be paid in cash, stock or other forms of consideration. If and when A&P issues preferred shares, common stockholders may not receive dividends until A&P has satisfied its obligations to the preferred stockholders. Some of A&P’s outstanding debt securities, credit agreements and other loan agreements also restrict A&P’s ability to pay dividends.

All outstanding shares of common stock are fully paid and nonassessable. Any additional common shares issued in connection with the merger would also be fully paid and nonassessable. There are no subscription rights, conversion or preemptive rights or redemption or sinking fund provisions with respect to the shares of common stock.

Each share of common stock is entitled to one vote in the election of directors and other matters. Directors are elected by the vote of a plurality in interest of stockholders present in person or by proxy and entitled to vote in the election at a meeting at which a quorum is present. Common stockholders are not entitled to cumulative voting rights. Members of the A&P board of directors serve one-year terms (and until their successors are elected and qualify) and all directors are elected annually. Directors may be removed from office by the vote of a majority of the outstanding shares entitled to vote generally for the election of directors.

The quorum required at a stockholders’ meeting is a majority of the votes entitled to be cast at the meeting, represented in person or by proxy. If a quorum is present, action on a matter is approved by the vote of a majority of all the votes cast at the meeting, unless otherwise required by law or the A&P charter. The MGCL requires approval by two-thirds of all votes entitled to be cast on the matter by each voting group entitled to vote, in the case of extraordinary corporate actions, such as:

•	certain mergers;

•	with respect to the party other than the successor, a share exchange;

•	an amendment to the charter, with certain exceptions;

•

with respect to the transferor corporation, the sale, lease, exchange or other disposition of all or substantially all of the corporation’s assets, other than in the usual and regular course of business or if all of the equity interests of the transferee are owned, directly or indirectly, by the transferor corporation; or

•	the dissolution of the corporation.

Provisions Restricting a Change of Control

A&P’s charter and bylaws, as well as the provisions of the MGCL, contain provisions that may have the effect of delaying, deferring or preventing a change in control of A&P. Although A&P’s charter does not contain such a provision, the MGCL allows a corporation’s charter to contain a provision requiring for any purpose a lesser proportion of the votes of all classes or of any class of stock than the proportion required by the MGCL for that purpose, but this proportion may not be less than a majority of all votes entitled to be cast on the matter. If a corporation’s charter contains such a provision, it will affect the procedures necessary to effect a change of control.

Maryland Business Combination Act

The provisions of the Maryland Business Combination Act do not apply to business combinations of A&P because A&P had an existing interested stockholder on July 1, 1983 and its charter and bylaws do not provide otherwise. A&P may, however, opt into these provisions by charter or bylaw provision or by board resolution.

Under the Maryland Business Combination Act, certain “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Under the MGCL, an “interested stockholder” includes a person who is:

•	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the corporation; or

•

an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question. A person is not an interested stockholder if, prior to the most recent time at which the person otherwise had become an interested stockholder, the board of directors of the corporation approved the transaction which otherwise would have resulted in the person becoming an interested stockholder.

Business combinations for the purposes of the preceding paragraph are defined by the MGCL to include certain mergers, consolidations, share exchanges and asset transfers, some issuances and reclassifications of equity securities, the adoption of certain plans of liquidation or dissolution or the receipt by an interested stockholder or its affiliate of any loan, advance, guarantee, pledge or other financial assistance or tax advantage provided by the corporation. After the five-year moratorium period has elapsed, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation voting together as a single group; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder or its affiliates or associates with whom the business combination is to be effected, voting together as a single group.

The above voting requirements of the Maryland Business Combination Act do not apply if each of the following conditions is met:

•

The aggregate amount of cash and the market value as of the later of the day prior to the stockholder vote or the twenty days prior to the closing date (or, if no stockholder vote, as of the closing date), which is referred to as the “valuation date,” of consideration other than cash to be received per share by holders of common stock is at least equal to the highest of the following:

 (i) the highest per share price paid by the interested stockholder for any shares of such stock of the same class or series within the five-year period immediately before the announcement date of the proposed business combination plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid, per share of such stock from the earliest date through the valuation date, up to the amount of interest;

 (ii) the highest per share price paid by the interested stockholder for any shares of such stock of the same class or series on or within the five-year period immediately prior to the most recent date on which the interested stockholder became an interested stockholder, which is referred to as the “determination date,” plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest;

 (iii) the market value per share of such stock of the same class or series on the announcement date of the proposed business combination plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest;

 (iv) the market value per share of such stock of the same class or series on the determination date plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest; or

 (v) the price per share equal to the market value per share of such stock of the same class or series on the announcement date of the proposed business combination or on the determination date, whichever is higher, multiplied by a fraction equal to (a) the highest per share price paid by the interested stockholder for any shares of such stock of the same class acquired by such interested stockholder within the five-year period immediately prior to the announcement date of the proposed business combination over (b) the market value per share of such stock of the same class on the first day in such five-year period on which the interested stockholder acquires any shares of such stock,

•

The aggregate amount of cash and the market value as of the valuation date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than common stock in the business combination must be at least equal to the price required for such stock of any class or series under subsections (i)–(v), above; or the highest preferential amount per share to which the holders of shares of such class or series of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, whichever is greater,

•	the consideration to be received by holders of any class of outstanding stock is cash or the same form as the interested stockholder paid for its shares. If the interested stockholder has paid for shares with varying forms of consideration, the form of consideration for such stock shall be either cash or the form used to acquire the largest number of shares previously acquired, and

•

after the determination date and prior to the consummation of the business combination there has been: (i) no failure to declare and pay full periodic dividends on any outstanding preferred stock; (ii) no reduction in the annual rate of dividends paid on any class or series of stock that is not preferred stock, except as necessary to reflect or correct any capitalization changes to the corporation; and (iii) the interested stockholder did not become the beneficial owner of any additional shares of stock except as part of the transaction which resulted in such interested stockholder becoming an interested stockholder or by virtue of proportionate stock splits or stock dividends. Clauses (i) and (ii) above do not apply if no interested stockholder, or an affiliate or associate of the interested stockholder, voted as a director in a manner inconsistent with such clauses and the interested stockholder, within ten days after any such action, notifies the board in writing that such interested stockholder disapproves of such action and requests in good faith that the board rectify such act or failure to act.

The provisions of the Maryland Business Combination Act do not apply:

•

if the business combination has, either specifically, generally, or generally by types, whether as to specifically identified or unidentified existing or future interested stockholders or their affiliation, been approved or exempted therefrom, in whole or in part, by resolution of the board of directors either (i) prior to September 1, 1983 or such earlier date as may be irrevocably established by resolution of the board of directors or (ii) at any time prior to the most recent time that an interested stockholder became an interested stockholder if such business combinations involve transactions with a particular interested stockholder or its existing or future affiliates, and

•

unless otherwise provided by the charter or bylaws of the corporation, to business combinations of a corporation which, on July 1, 1983, had an existing interested stockholder, whether such business combination is with the existing stockholder or any other person that becomes an interested stockholder after July 1, 1983 unless the board of directors elects by resolution after July 1, 1983 to be subject to the Maryland Business Combination Act, in whole or in part, specifically, generally or generally by types as to specifically identified or unidentified interested stockholders.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or by employees who are also directors of the corporation.

“Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person or with respect to which such person is entitled to exercise voting power (other than pursuant to a revocable proxy), would entitle the acquiror, directly or indirectly, to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

A “control share acquisition” means the acquisition, directly or indirectly, of ownership of or power to direct the voting power of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the board of directors, upon satisfaction of certain conditions, including the delivery of an acquiring person statement containing certain required information and the delivery of an undertaking to pay certain expenses, by written request made at the time of delivery of such acquiring person statement, to call a special meeting of stockholders to be held within fifty days after receiving both the request and undertaking to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the Maryland Control Share Acquisition Act, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved. The corporation’s redemption of the control shares will be for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or, if a meeting of stockholders is held to consider the voting rights of the shares, as of the date of such meeting. Unless the corporation’s charter or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders, meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. A&P’s charter and bylaws do not provide otherwise. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

A control share acquisition does not include:

•	shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction;

•	shares acquired or under contract to be acquired before November 4, 1988;

•	shares acquired under the laws of descent and distribution;

•	shares acquired under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the Maryland Control Share Acquisition Act; or

•	acquisitions approved or exempted by our charter or bylaws.

Neither the charter nor the bylaws of A&P exempt identified or unidentified existing or future stockholders or their affiliates or associates from the Maryland Control Share Acquisition Act. However, because Tengelmann owned a majority of A&P’s outstanding common stock prior to November 4, 1988, the control share acquisition provisions of the MGCL do not apply to acquisitions of A&P common stock by Tengelmann made in good faith and not for the purposes of circumventing the Maryland Control Share Acquisition Act.

Subtitle 8 of Title 3 of the MGCL

Subtitle 8 of Title 3 of the MGCL allows a Maryland corporation with a class of equity securities registered under the Exchange Act to elect to be governed by certain Maryland law provisions, notwithstanding a contrary provision in the charter or bylaws. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors. The corporation however must have at least three directors who, at the time of electing to be subject to the provisions, are not:

•	officers or employees of the corporation;

•	persons seeking to acquire control of the corporation;

•	directors, officers, affiliates or associates of any person seeking to acquire control; or

•	nominated or designated as directors by a person seeking to acquire control.

Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland corporation elects to be subject to any or all of the provisions by board resolution or bylaw amendment or the board of directors adopts a resolution that prohibits the corporation from electing to be subject to any or all of the provisions of Subtitle 8 of Title 3. Stockholder approval is not required for the filing of articles supplementary.

The provisions to which a corporation can elect under Subtitle 8 to be subject are:

•	a classified board,

•	a requirement that the removal of directors requires the affirmative vote of two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors,

•	a requirement that the number of directors be fixed only by vote of the directors,

•

a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, and

•

a requirement that special stockholders’ meetings must be called by the corporation at the request of stockholders only upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting.

A Maryland corporation’s charter may contain a provision or the board of directors may adopt a resolution that prohibits the corporation from electing to be subject to Subtitle 8 of Title 3 of the MGCL. The A&P charter does not contain any such provision and A&P’s board of directors has not adopted any resolution containing any such prohibition.

DESCRIPTION OF CONCURRENT OFFERING OF CONVERTIBLE SENIOR NOTES AND CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

Concurrently with this offering of common stock, we are offering $150 million aggregate principal amount of our 2011 notes ($165 million aggregate principal amount if the underwriters exercise in full their option to purchase additional 2011 notes to cover any over-allotments) and $230 million aggregate principal amount of our 2012 notes ($255 million aggregate principal amount if the underwriters exercise in full their option to purchase additional 2012 notes to cover any over-allotments), which we refer to collectively as our “convertible notes,” by means of a separate prospectus supplement and accompanying prospectus. The underwriters may exercise their option to cover any over-allotments any time prior to the 13th day from the date of the closing of the offering of convertible notes. We intend to use the net proceeds from the offering of the convertible notes, together with cash on hand and an incremental borrowing under our ABL facility, to (i) repay the principal and accrued interest on our $370 million Bridge facility, which was used to finance in part our acquisition of Pathmark, and (ii) to pay the cost of the convertible note hedge transactions in excess of the proceeds from the warrant transactions.

In connection with the concurrent offering of the convertible notes, we entered into privately negotiated convertible note hedge transactions with counterparties, that are affiliates of the underwriters (which we refer to collectively as the “hedge counterparties”), which are designed to reduce our exposure to potential dilution to our common stock upon any conversion of the convertible notes. We intend to apply a portion of the net proceeds from the sale of the convertible notes to pay the cost of the convertible note hedge transactions in excess of the proceeds from the warrant transactions. We also entered into warrant transactions with the hedge counterparties with respect to our common stock pursuant to which we may issue shares of our common stock. In connection with these transactions, we expect to use a portion of the net proceeds from the sale of convertible notes to pay the cost of the convertible note hedge transactions. The cost of the convertible note hedge transactions will be partially offset by the proceeds that we expect to receive from the sale of warrants to the hedge counterparties pursuant to the warrant transactions. If the underwriters exercise their options to purchase additional convertible notes, we expect to use a portion of the net proceeds from the sale of the additional convertible notes to enter into additional convertible note hedge transactions.

In connection with hedging these transactions, the hedge counterparties or their affiliates may enter into various derivative transactions with respect to our common stock at, and possibly after, the pricing of the convertible notes and may purchase our common stock in secondary market transactions following the pricing of the convertible notes. These activities could have the effect of increasing, or preventing or offsetting a decline in, the price of our common stock concurrently with and possibly following the pricing of the convertible notes. The hedge counterparties or their affiliates are likely to modify their hedge positions from time to time before conversion or maturity of the convertible notes by purchasing and selling shares of our common stock, other of our securities or other instruments that they may wish to use in connection with such hedging and entering into or unwinding various derivative transactions with respect to our common stock. The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock.

The convertible note hedge transactions are intended to reduce our exposure to potential dilution upon conversion of the convertible notes. However, our common stock may experience dilution if the market price of our common stock exceeds the exercise price of the warrant transactions on the exercise date. For a discussion of the impact of any market or other activity by the hedge counterparties, or their affiliates, in connection with the convertible note hedge and warrant transactions, see “Risk Factors—Risks Relating to this Offering—The convertible note hedge and warrant transactions may affect the value of our common stock.”

DESCRIPTION OF SHARE LENDING AGREEMENTS

To facilitate transactions by which investors in our convertible notes may hedge their investments in such convertible notes, we have entered into share lending agreements, dated December 12, 2007, with each of the share borrowers, under which we have agreed to loan to the share borrowers up to 11,278,988 shares of our common stock (subject to certain adjustments set forth in the share lending agreements) (the “borrowed shares”) for a period beginning on the date we entered into the share lending agreements and ending on the later of (A) the earliest of (i) December 15, 2012, (ii) the date as of which we have notified the share borrowers in writing of our intention to terminate the agreements at any time after the later of (x) the date on which the entire principal amount of the convertible notes ceases to be outstanding and (y) the date on which the entire principal amount of any additional convertible securities that we may issue and that we agree can be hedged under the share lending agreements ceases to be outstanding, in each case, as a result of conversion, redemption, repurchase, cancellation or otherwise, and (iii) the date on which the share lending agreements terminate in accordance with their terms and (B) the later of the final settlement date with respect to the final expiration date or final termination date of the warrant transactions. We refer to this period as the “loan availability period.” We will not receive any proceeds from the sale of the borrowed shares of common stock. Borrowed shares may also be used in connection with hedging of the convertible note hedge and warrant transactions.

The share borrowers, which are affiliates of the underwriters, will receive all of the proceeds from the sale of the borrowed shares of common stock pursuant to the share lending agreements, but we will receive a nominal lending fee of $0.001 per share for each share of common stock that we loan pursuant to the share lending agreements.

Share loans under the share lending agreements will terminate and the borrowed shares must be returned to us if the offering of convertible notes is not consummated or at the end of the loan availability period, or if we and the share borrowers agree, as well as under the following circumstances:

•	the share borrowers may terminate all or any portion of a loan at any time; and

•

we may terminate any or all of the outstanding loans upon a default by the share borrowers under the share lending agreements, including certain breaches by the share borrowers of their representations and warranties, covenants or agreements under the share lending agreements, or the bankruptcy of the share borrowers.

In addition, the maximum number of shares borrowed under the share lending agreements will be reduced by, and the share borrowers must return to us, up to approximately 4.5 million borrowed shares (subject to certain adjustments set forth in the share lending agreements) on the final settlement date with respect to the final expiration date of the warrant transactions issued under the confirmation evidencing warrants, the first of which expire in 2011. If the share borrowers are legally prevented from returning borrowed shares to us or if it is commercially impracticable or, in certain other circumstances, upon our request, the share borrowers may pay us the value of the shares in cash instead of returning the borrowed shares.

Any shares that we loan to the share borrowers will be issued and outstanding for corporate law purposes and, accordingly, holders of the borrowed shares will have all of the rights of a holder of our outstanding shares, including the right to vote the shares on all matters submitted to a vote of our stockholders and the right to receive any dividends or other distributions that we may pay or make on our outstanding shares of common stock. However, under the share lending agreements, the share borrowers have agreed:

•	not to vote borrowed shares on any matter submitted to the vote of our stockholders;

•	to pay to us an amount equal to cash dividends, if any, that we pay on the borrowed shares; and

•	to pay or deliver to us any other distribution, other than in liquidation or a reorganization in bankruptcy, that we make on the borrowed shares.

The share borrowers will cease to have any rights with respect to the borrowed shares once such shares have been sold. Investors that purchase borrowed shares will be entitled to the same voting rights with respect to those shares as any other holders of our common stock.

Because we may cause the share borrowers to return to us all borrowed shares (or identical shares) at the end of the loan availability period or earlier in certain circumstances, we believe that under U.S. generally accepted accounting principles the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share. Notwithstanding the foregoing, the shares will nonetheless be issued and outstanding and will be eligible for trading on the New York Stock Exchange.

The share borrowers have informed us that they intend to use the short position created by the share loan to facilitate transactions by which investors in the convertible notes may hedge their investments in such convertible notes through short sales or privately negotiated derivative transactions, and borrowed shares may also be used in connection with hedging of the convertible note hedge and warrant transactions. The share borrowers will sell the borrowed shares pursuant to our registration statement from time to time. Up to 1,833,250 of the borrowed shares are expected to be offered on a delayed basis for this purpose. We refer to these shares as the “supplemental borrowed shares.” In connection with the sale of these supplemental borrowed shares, the share borrowers, or affiliates, may effect such transactions by selling the shares at various prices from time to time to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the forward counterparties and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the share borrowers, or their affiliates, sell these supplemental borrowed shares, they or such affiliates may, in their discretion, purchase at least an equal number of shares of our common stock on the open market. The share borrowers and their affiliates may from time to time purchase shares of our common stock in the market and use such shares, including shares purchased in connection with the sale of the supplemental borrowed shares, to facilitate transactions by which investors in the convertible notes may hedge their investments in such convertible notes.

In addition, the share borrowers may borrow up to an additional 3,144,986 shares and we have granted the share borrowers registration rights to register those shares in the future.

The share borrowers have also agreed under the share lending agreements that they will not transfer or dispose of any borrowed shares, except pursuant to a registration statement that is effective under the Securities Act of 1933, as amended (the “Securities Act”), other than to an affiliate so long as such affiliate transferee does not transfer or dispose of such borrowed shares to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act.

The existence of the share lending agreements and the short positions established in connection with the sale of the convertible notes could have the effect of causing the market price of our common stock to be lower over the term of the share lending agreements than it would have been had we not entered into the agreements. See “Risk Factors—Risks Relating to this Offering—The market price of our common stock may be adversely affected by the share lending agreements.” However, we believe that the entry into the share lending agreements is in our best interest as a means to facilitate the offer and sale of our convertible notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means (except otherwise provided under “—Federal Estate Tax” below) a beneficial owner of our common stock that is an individual, corporation, estate or trust and is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity taxable as corporation, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), have authority to control all substantial decisions of the trust or (2) such trust has elected to be treated as a “United States person”.

This discussion does not consider:

•	other federal tax consequences such as the application of alternative minimum tax laws;

•	U.S. state or local or non-U.S. tax consequences;

•	special tax rules that may apply to particular non-U.S. holders in light of their individual circumstances, including controlled foreign corporations, and passive foreign investment companies;

•	partnerships or other pass-through entities or investors in such entities;

•	the tax consequences to the shareholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates or broker-dealers and traders in securities;

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; or

•	the tax consequences to holders other than non-U.S. holders.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner thereof will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

The following discussion is based on provisions of the Code, the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly with retroactively effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences or purchasing, owning or disposing of our common stock. Any such change may adversely affect a non-U.S. holder. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of section 1221 of the Code.

EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

Any distributions of cash or other property we pay to a non-U.S. holder, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected .with the non-U.S. holder’s conduct of trade or business in the U.S., generally will be subject to U.S. federal withholding tax at a 30% rate on the gross amount of the dividend, or such lower rate as may be provided by an applicable income tax treaty, provided that the non-U.S. holder furnishes to us proper certification of the applicability of such income tax treaty (generally by providing a properly executed IRS Form W-8BEN). Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non- U.S. holder’s adjusted tax basis in our common stock (determined on a share by share basis), and thereafter will be treated as gain recognized on the sale or other disposition of our common stock and will be treated as described under “Gain on Disposition of Common Stock” below.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non- U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. are not subject to the U.S. federal withholding tax, but are instead generally taxed on a net income basis at regular graduated rates in the manner applicable to U.S. persons unless an applicable income tax treaty provides otherwise. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification requirements. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•

the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the U.S. for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock (the “Applicable Period”).

Individual non-U.S. holders described in the first bullet point above are generally taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30% (or at a lower rate under an applicable income tax treaty). A non-U.S. holder described in the second bullet point above generally will be taxed on such disposition on a net income basis at the regular graduated rates in the same manner in which a U.S. person would be taxed (unless an applicable income tax treaty provides otherwise) and, if such holder is a corporation, may be subject to branch profits tax at a rate of 30% (or at a lower rate under an applicable income tax treaty).

We believe that we are not currently a U.S. real property holding corporation. Even if we are currently a U.S. real property holding corporation or become one in the future, as long as our common stock is publicly traded on an established securities market, any gain realized by you on a disposition of our common stock will not be taxable unless you owned five percent or more of such class of stock at some time during the Applicable Period.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder or otherwise establishes an exemption if the holder has timely and accurately provided the required certification that it is a non-U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has timely and accurately provided the required certification that it is a non-U.S. holder.

Any amounts overwithheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is timely and accurately furnished to the IRS.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

Federal Estate Tax

COMMON STOCK OWNED OR TREATED AS OWNED BY AN INDIVIDUAL WHO IS A NON-U.S. HOLDER (AS SPECIFICALLY DEFINED FOR U.S. FEDERAL ESTATE TAX PURPOSES) AT THE TIME OF DEATH WILL BE INCLUDED IN THE INDIVIDUAL’S GROSS ESTATE FOR U.S. FEDERAL ESTATE TAX PURPOSES AND MAY BE SUBJECT TO U.S. FEDERAL ESTATE TAX UNLESS AN APPLICABLE TAX TREATY PROVIDES OTHERWISE.

UNDERWRITING

The borrowed shares of our common stock being offered by this prospectus supplement and the accompanying prospectus are shares that we have agreed to loan to affiliates of Banc of America Securities LLC and Lehman Brothers Inc., the underwriters in this offering, which affiliates we refer to as the “share borrowers,” pursuant to the share lending agreements. We have entered into an underwriting agreement with Banc of America Securities LLC and Lehman Brothers Inc. with respect to this offering, pursuant to which Banc of America Securities LLC has agreed to purchase approximately 60% of the number of shares of common stock offered hereby and Lehman Brothers Inc. has agreed to purchase approximately 40% of the number of shares of common stock offered hereby.

The borrowed shares of our common stock may be offered for sale in transactions, including block sales, on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. Approximately 6,300,752 of these borrowed shares will be initially offered at $28.00 per share and additional borrowed shares will subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

The share borrowers have informed us that they intend to use the borrowed shares to facilitate transactions by which investors in the convertible notes may hedge their investments in our convertible notes through short sales or privately negotiated derivative transactions, and borrowed shares may also be used in connection with hedging of the convertible note hedge and warrant transactions. See “Description of Concurrent Offering of Convertible Senior Notes and Convertible Note Hedge and Warrant Transactions.” Banc of America Securities LLC and Lehman Brothers Inc. have determined the offering price of approximately 6,300,752 of the borrowed shares of common stock offered pursuant to this prospectus supplement and the accompanying prospectus by initially soliciting indications of interest from potential purchasers of our common stock and conducting customary negotiations with those potential purchasers during the offering period. The price at which investors in the convertible notes establish their short positions through the share borrowers or their affiliates will be the offering price of the borrowed shares of our common stock offered hereby. As a result, during the offering period, while Banc of America Securities LLC and Lehman Brothers Inc. negotiated a purchase price with purchasers of our common stock, Banc of America Securities LLC and Lehman Brothers Inc. have solicited indications of interest, based on the purchase price negotiated with those potential purchasers, from note investors seeking to establish a short position. Banc of America Securities LLC and Lehman Brothers Inc. have established a “clearing price” for a number of borrowed shares at which both purchasers of our common stock were willing to purchase borrowed shares offered hereby and investors in our convertible notes were willing to establish short positions. The clearing price is the offering price hereunder, and may be at a discount to the market price of our common stock at the time the offering is commenced.

In addition, in connection with facilitating such transactions, the share borrowers or their affiliates expect to receive customary negotiated fees from investors in our convertible notes, which may be deemed to be underwriter’s compensation. The share borrowers and their affiliates may engage in such transactions at any time and from time to time during the term of the share lending agreements in share amounts to be determined by the share borrowers and such affiliates.

Up to approximately 1,833,250 of the borrowed shares are expected to be offered on a delayed basis. We refer to these shares as the “supplemental borrowed shares.” Following the completion of the sale of 6,300,752 borrowed shares of our common stock pursuant to this offering as described above, the share borrowers, or their affiliates, will sell, from time to time, the supplemental borrowed shares in transactions, including block sales, on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. These supplemental borrowed shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these supplemental borrowed shares, the share borrowers, or their affiliates, may effect such transactions by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the forward counterparties and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the share borrowers, or their affiliates, sell these supplemental borrowed shares, the share borrowers or such affiliates may, in their discretion, purchase at least an equal number of shares of our common stock on the open market. The share borrowers and their affiliates may from time to time purchase shares of our common stock in the market and use such shares, including shares purchased in connection with the sale of the supplemental borrowed shares, to facilitate transactions by which investors in our convertible notes may hedge their investments in such convertible notes. See “Description of Share Lending Agreement” and “Description of Concurrent Offering of Convertible Senior Notes and Convertible Note Hedge and Warrant Transactions” above.

We will not receive any proceeds from the sale of borrowed shares of our common stock pursuant to this prospectus supplement and accompanying prospectus, but we will receive a nominal lending fee for their use from the share borrowers as described below.

Under the share lending agreements, we will receive a fee of $0.001 per share from the share borrowers. The expenses of this offering and the concurrent offering of our convertible notes that are payable by us are estimated to be approximately $3.6 million (excluding underwriting discounts and commissions payable in connection with the concurrent offering of the convertible notes).

We and our directors, executive officers and certain significant shareholders have entered into lock-up agreements in favor of the underwriters and Share borrowers. Under these agreements, subject to exceptions, we may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open put equivalent position or liquidate or decrease a call equivalent position, or otherwise dispose of or transfer or announce the offering of or file any registration statement in respect of any, (A) debt securities convertible into common stock, (B) shares of common stock, (C) options or warrants to acquire shares of common stock or (D) securities convertible into or exercisable or exchangeable for debt securities convertible into common stock or shares of common stock, and our directors, executive officers and certain significant shareholders may not, directly or indirectly, offer, sell, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open put equivalent position or liquidate or decrease a call equivalent position or otherwise dispose of or transfer including the filing of a registration statement with the SEC in respect of, any shares of common stock, options, warrants to acquire shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock currently or hereafter owned of record or beneficially, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc. for a period of 90 days from the date of this prospectus supplement. This consent may be given at any time without public notice. In addition, during this 90-day period, we have also agreed not to file any registration statement for, and each of our directors, executive officers and certain significant shareholders has agreed not to make any demand for, or exercise any right relating to, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc. However, these restrictions do not apply to subject to exceptions, (A) the sale of the notes under the underwriting agreement, the issuance of our common stock issuable upon conversion of the notes or the transactions pursuant to the share lending agreements and the convertible note hedge and warrant transactions or (B) our filing of a registration statement on Form S-8 and our grant of employee or director stock or stock options in the ordinary course of business or our issuance of any shares of our common stock upon the exercise of any warrant described in this prospectus or any option, in each case pursuant to any stock option, stock bonus or other stock plan or arrangement, currently in effect provided that the holder of the shares, options or shares issued upon exercise of the options or warrants agrees in writing not to sell, offer dispose of or otherwise transfer the shares or options during the 90-day period without the written consent of Banc of America Securities LLC and Lehman Brothers Inc. If during the last 17 days of the 90-day lock-up period, we issue an earnings release or, before the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, then in either case the restrictions under the lock-up agreements will continue to apply for an additional 18-day period beginning on the date of the issuance of the earnings release subject to exceptions, unless Banc of America Securities LLC and Lehman Brothers Inc. waive, in writing, this extension.

We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “GAP.”

We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the offering price.

Concurrently with this offering, we are offering $150 million aggregate principal amount of our 5.125% Convertible Senior Notes due 2011 and $230 million aggregate principal amount of our 6.75% Convertible Senior Notes due 2012, by means of a separate prospectus supplement and the accompanying prospectus. These notes will be offered to the public in an offering underwritten by Banc of America Securities LLC and Lehman Brothers Inc., underwriters of this offering of common stock.

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received and may in the future receive, customary fees. Banc of America Securities LLC is the sole lead arranger under our ABL facility and an affiliate of Banc of America Securities LLC is a lender under the ABL facility. In connection with our concurrent convertible notes offering, we are entering into share lending agreements with affiliates of the underwriters and convertible note hedge and warrant transactions with counterparties who are affiliates of the underwriters. In addition, affiliates of Banc of America Securities LLC and Lehman Brothers Inc. are the lead arrangers and lenders under our bridge facility. Because the share borrowers, affiliates of Banc of America Securities LLC and Lehman Brothers Inc., are receiving all of the proceeds of this offering, this offering is being conducted in accordance with Conduct Rule 2710(h) of the Financial Industry Regulatory Authority (FINRA). Because a bona fide independent market exists for our common stock, the FINRA does not require that we use a qualified independent underwriter for this offering.

The underwriters may engage in over-allotment, stabilizing; covering transactions and passive market making in accordance with Regulation M under the Exchange Act.

Over-allotment transactions involve sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•

In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares until the time, if any, at which a stablization bid is made.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers securities or has in its possession or distributes the Prospectus or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the Securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for the publication by the company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Securities have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus supplement or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common stock or distribution of copies of the prospectus supplement or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus supplement and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

•

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive

•	This prospectus supplement in electronic format may be available on the websites maintained by the underwriters.

VALIDITY OF THE SECURITIES

Certain legal matters in connection with the offering will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York and McGuire Woods LLP, Baltimore, Maryland. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to A&P’s Current Report on Form 8-K dated October 24, 2007 and the financial statement schedule incorporated in this Prospectus by reference to the Annual Report on Form 10-K of A&P for the year ended February 24, 2007 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report included in the Form 8-K contains an explanatory paragraph relating to the Company’s change in the manner in which it accounts for defined pension and other postretirement plans as described in Note 1 to the consolidated financial statements.

The consolidated financial statements of Pathmark, as of February 3, 2007 and January 28, 2006, and for each of the three fiscal years in the period ended February 3, 2007, and Pathmark management’s report on the effectiveness of internal control over financial reporting as of February 3, 2007, incorporated in this Prospectus by reference to Pathmark’s annual report on Form 10-K for the year ended February 3, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (i) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the Pathmark’s adoption of SFAS No. 123(R), “Share-Based Payment,” as revised, and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of SFAS No. 87, 88, 106, and 132(R),” (ii) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (iii) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Debt Securities
Preferred Stock
Common Stock

The Great Atlantic & Pacific Tea Company, Inc., or A&P, from time to time, may offer to sell senior or subordinated debt securities, preferred stock or common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange, or NYSE, and trades under the ticker symbol “GAP.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered and the offering will be described in a supplement to this prospectus each time we sell securities hereunder.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

You should carefully read and consider the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission and incorporate by reference herein and in the applicable prospectus supplement before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated December 7, 2007.

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus, including in any of the materials that we have incorporated by reference into this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared or authorized by us. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that A&P has filed with the Securities and Exchange Commission, or the SEC, utilizing the “shelf” registration process, relating to the debt securities, preferred stock and common stock described in this prospectus. Under this shelf registration process, A&P may sell an unlimited amount of any combination of the securities described in this prospectus from time to time and in one or more offerings.

This prospectus provides you with a general description of the securities that A&P may offer hereunder. Each time A&P sells securities, it will provide a prospectus supplement that will contain specific information about the offering and the terms of the particular securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information.”

In each prospectus supplement, we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the public offering price of the securities;

•	the names of any underwriters, agents or dealers to or through which the securities will be sold;

•	any compensation of those underwriters, agents or dealers;

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	any risk factors applicable to the securities that we propose to sell; and

•	any other material information about the offering and sale of the securities.

In this prospectus, when we use the terms “A&P,” the “Company,” “the combined company,” “we,” “us” or “our,” we mean A&P and its subsidiaries, including Pathmark Stores, Inc., or Pathmark, on a consolidated basis, unless otherwise indicated or the context requires otherwise.

A&P

Founded in New York City in 1859, A&P is one of the largest food retailers in the Northeastern United States. We operate conventional supermarkets, combination food and drug stores, discount food stores and liquor stores in six U.S. states and the District of Columbia under the trade names A&P, Waldbaum’s, The Food Emporium, Super Fresh, A&P Super Foodmart, Food Basics and Pathmark.

We are a publicly traded Maryland corporation. Our common stock is listed on the NYSE under the symbol “GAP.” Our headquarters and principal executive offices are located at 2 Paragon Drive, Montvale, New Jersey 07645. Our telephone number is (866) 443-7374, and our website address is www.aptea.com. Information contained in or linked to from our website is not a part of this prospectus.

You can get more information regarding our business by reading our most recent Annual Report on Form 10-K and the other reports and information that we file with the SEC. See “Where You Can Find More Information.”

SUMMARY DESCRIPTION OF THE SECURITIES WE MAY ISSUE

We may use this prospectus to offer from time to time:

•

Debt securities. The debt securities may be senior or subordinated and convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. The debt securities may be secured or unsecured.

•	Preferred stock without par value. The preferred stock may be convertible into or exercisable or exchangeable for other preferred stock, common stock or equity securities of one or more other entities. We can issue preferred stock in one or more series with different dividend, liquidation, redemption, voting and other rights.

•	Common stock, par value $1.00 per share.

In the case of securities that are exchangeable for securities of a third party issuer, the applicable prospectus supplement will give you more information about this issuer, the terms of its securities and the document in which they are described.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these securities.

USE OF PROCEEDS

Except as may be otherwise set forth in the applicable prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities will be used for general corporate purposes, including:

•	working capital;

•	capital expenditures;

•	acquisitions of or investments in businesses or assets; and/or

•	redemption or repayment of short-term or long-term borrowings.

Pending application of the net proceeds, we may temporarily invest the net proceeds in short-term marketable securities.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratios of earnings to fixed charges for each of the fiscal years in the five-year period ended February 24, 2007 and the 28 weeks ended September 8, 2007. We have not presented a ratio of earnings to combined fixed charges and preferred stock dividends because we did not have preferred stock outstanding during any such periods. Therefore, our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges. The following ratios of earnings to fixed charges do not give effect to our acquisition of Pathmark on December 3, 2007.

	Fiscal Year Ended					28 Weeks Ended September 8, 2007
	February 22, 2003	February 28, 2004	February 26, 2005	February 25, 2006	February 24, 2007
Ratio of earnings to fixed charges	(1)	(1)	(1)	5.1x	(1)	1.8x

(1)

Earnings were insufficient to cover fixed charges by $78 million in the fiscal year ended February 24, 2007, $81 million in the fiscal year ended February 26, 2005, $63 million in the fiscal year ended February 28, 2004 and $37 million in the fiscal year ended February 22, 2003.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges after eliminating net undistributed earnings of affiliates and minority interests which have not incurred fixed charges. Fixed charges consist of interest expense, including the amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an appropriate interest factor.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings also are available on the SEC’s website at http://www.sec.gov. Our SEC filings and other similar information are available to you through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 to register the securities offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits to the registration statement. For further information about A&P, investors should refer to the registration statement and its exhibits. The registration statement is available at the SEC’s public reference room or website as described above.

We “incorporate by reference” information into this prospectus, which means that we are disclosing important information to you by referring you to other documents filed separately with the SEC. These documents contain important information about A&P and are an important part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

•

our annual report on Form 10-K for the fiscal year ended February 24, 2007 (including portions of our Annual Report to Stockholders for the year ended February 24, 2007 incorporated by reference therein) and our current report on Form 8-K filed on October 24, 2007, which retrospectively revises our Form 10-K to reflect the reclassification of A&P’s stores in the Greater New Orleans area and the Midwest as discontinued operations and the revisions of our reportable segments;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended June 16, 2007 and September 8, 2007;

•	those portions of our definitive proxy statement on Schedule 14A dated May 25, 2007 incorporated by reference in our annual report on Form 10-K for the year ended February 24, 2007;

•

our current reports on Form 8-K and amendments thereto filed on February 28, 2007, March 5, 2007, March 6, 2007, March 14, 2007, April 20, 2007, April 26, 2007, May 7, 2007, May 21, 2007, May 31, 2007, June 21, 2007, June 25, 2007, July 16, 2007, July 23, 2007, August 8, 2007, August 24, 2007, September 19, 2007, September 20, 2007, October 22, 2007, October 24, 2007, November 6, 2007, November 7, 2007, November 8, 2007, November 19, 2007, November 26, 2007, November 30, 2007, December 4, 2007, December 6, 2007 and December 7, 2007;

•

the descriptions of A&P’s common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating those descriptions; and

•

all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of any offering made under this prospectus and the prospectus supplement or supplements that will accompany any offering of securities hereunder.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC.

In addition, we are incorporating by reference in this prospectus the consolidated financial statements of Pathmark as of February 3, 2007 and January 28, 2006 and for the 53 week period ended February 3, 2007 and each of the 52 week periods ended January 28, 2006 and January 29, 2005, and the reports with respect thereto, included on pages 27 to 67 of Pathmark’s annual report on Form 10-K for the fiscal year ended February 3, 2007 and the consolidated financial statements of Pathmark as of August 4, 2007 and for the 13 and 26 week periods ended August 4, 2007 and July 29, 2006 included on pages 2 to 16 of Pathmark’s quarterly report on Form 10-Q for the fiscal quarter ended August 4, 2007.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in the applicable prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes that statement. Any statement that is so modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by calling us at (201) 571-8748 or writing us at the following address: The Great Atlantic & Pacific Tea Company, Inc., 2 Paragon Drive, Montvale, NJ 07645, Attention: Investor Relations.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements that are forward-looking statements within the meaning of the federal securities laws, including statements about our expectations, beliefs, intentions and strategies for the future, including without limitation, statements about potential cost savings and synergies resulting from our acquisition of Pathmark. We have identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “may,” “will,” “should” and “intends” and the negative of these words or other comparable terminology.

These statements involve known and unknown risks and uncertainties, including risks resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities and other business conditions. Our company’s actual results may differ materially from results anticipated in these forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include but are not limited to:

•	The integration of Pathmark into A&P’s business;

•	Competitive practices and pricing in the food industry generally and particularly in our principal markets;

•	The timing, cost and execution of new store openings, relocations, remodels, sales and closures;

•	Our relationships with our employees;

•	The unanticipated loss of key personnel;

•	The terms of future collective bargaining agreements, labor strikes or union organizational efforts;

•	The costs and other effects of lawsuits and administrative proceedings;

•	The nature and extent of continued consolidation in the food industry;

•	Changes in the financial markets which may affect our cost of capital or the ability to access capital;

•	Supply or quality control problems with our vendors;

•	Governmental and regulatory actions;

•	The ability to manage growth;

•	The ability to execute programs to achieve profit goals and improve productivity;

•	Natural disasters, terrorist attacks or war;

•	Fluctuations in fuel costs;

•	Difficulties developing, maintaining, upgrading and securing new or existing information technology systems;

•	Changes in economic conditions, which may affect the buying patterns of our customers; and

•	Other factors referenced in this prospectus and the applicable prospectus supplement and documents incorporated by reference herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update these statements, whether as a result of changes in underlying factors, new information, future events or other developments. A&P does not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward- looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” included in our periodic reports that we file with the SEC and the applicable prospectus supplement or supplements to this prospectus and other factors referenced in other documents incorporated by reference herein.

DESCRIPTION OF SECURITIES WE MAY OFFER

The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be complete. This prospectus, when taken together with the applicable prospectus supplement, will contain the material terms and conditions of each security. The prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

Debt Securities

We may offer senior or subordinated debt securities, which may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our debt securities will be issued under an indenture to be entered into between us and a trustee to be named (the “indenture”). Authorizing resolutions or a supplemental indenture entered into at the time of an offering will set forth the specific terms of each series of debt securities and together with the indenture will constitute the indenture governing such securities.

We have summarized certain general features of the debt securities from the form of indenture attached as an exhibit to the registration statement of which this prospectus forms a part. The following summary does not restate the indenture in its entirety and does not purport to be complete Any prospective purchaser may request a copy of the indenture from us at the address set forth under “Where You Can Find More Information.”

The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount and any limit on the aggregate principal amount of the series of debt securities;

•	whether the securities will be senior or subordinated in right of payment to other obligations;

•	applicable subordination provisions, if any;

•	whether securities will be convertible into or exercisable or exchangeable for other securities and, if so, the terms of such conversion or exchange;

•	whether securities issued by us will be secured or unsecured and, if secured, a description of the collateral;

•	whether the debt securities of the series will be guaranteed by any persons and the terms and conditions upon which such debt securities will be guaranteed;

•

percentage or percentages of principal amount at which such securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•

dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable and the record date for the interest payable on any payment date;

•	redemption (including upon a “change of control”) or early repayment provisions;

•	provisions requiring or permitting us to make payment to a sinking fund to be used to purchase or redeem the debt securities;

•	authorized denominations, including minimum denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•

terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•

defaults and events of default with respect to the securities and the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the securities and related obligations under the indenture;

•	provisions relating to the transfer or exchange of debt securities;

•	provisions relating to the amendment or modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms which may be in addition to or different from the provisions of the indenture and this prospectus.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee maintained in Wilmington, Delaware, or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the principles thereof relating to conflicts of law.

Capital Stock

The following description of A&P’s capital stock is a summary and is qualified in its entirety by reference to A&P’s charter and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. The rights of A&P stockholders are currently governed by the Maryland General Corporation Law (the “MGCL”) and the Articles of Restatement of the Certificate of Incorporation, as amended, and the By-Laws of A&P, which we refer to as the charter and bylaws of A&P, respectively.

A&P’s authorized share capital consists of 80,000,000 common shares, $1.00 par value, and 3,000,000 preferred shares without par value. At December 5, 2007, 48,750,850 common shares and no preferred shares were outstanding.

Preferred Stock

The A&P board of directors can, without the approval of stockholders, issue one or more series of preferred stock. A series of preferred stock will include all of the shares of preferred stock issued as part of the same series under articles supplementary filed as part of our charter. The board of directors may also determine the rights, preferences and limitations of each series including the maximum number of shares in the series, voting rights, conversion rights, redemption rights, dividend rights, liquidation rights, any preferences over the common shares with respect to dividend or liquidation distributions, and the terms and conditions of issue. The preferred stock may be senior to the common stock with respect to dividends, distributions upon liquidation and other rights.

The following briefly summarizes the provisions of our charter that would be important to holders of our preferred stock. The specific terms of each series of preferred stock as described in the applicable prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The following description does not contain all of the information that may be important to holders of our securities. Investors are encouraged to read carefully the terms and provisions of our charter, because it, and not this summary, is the governing document. See “Where You Can Find More Information.”

The prospectus supplement relating to a particular series of preferred stock will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the number of shares;

•	the designation;

•	the voting powers;

•	votes per share;

•	board membership rights;

•	liquidation preferences;

•	relative participating, optional or other rights;

•	conversion or exchange rights;

•	redemption rights;

•	put and sinking fund provisions;

•	dividend rights;

•	the terms or conditions of redemption; and

•	any other applicable terms.

The applicable prospectus supplement relating to any series of preferred stock that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for shares of common stock, another series of preferred stock or other securities of A&P, or debt or equity securities of one or more other entities.

In some cases, the issuance of preferred stock could delay a change in control of A&P and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

When we issue and receive payment for the preferred stock, the shares will be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will rank on parity in all respects with any outstanding shares of our preferred stock and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

The transfer agent, registrar and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

Common Stock

A&P’s common stock is listed for trading on the NYSE under the symbol “GAP.” A&P’s transfer agent and registrar for common shares is the American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038, telephone: (800) 937-5449.

Common stockholders only receive dividends when, as and if authorized and declared by the A&P board of directors. If declared, dividends may be paid in cash, stock or other forms of consideration. If and when A&P issues preferred shares, common stockholders may not receive dividends until A&P has satisfied its obligations to the preferred stockholders. Although in April 2006 we declared and paid a special one-time dividend equal to $7.25 per share of common stock to the shareholders of record on April 17, 2006, our policy is to not pay dividends. As such, except as set forth in the preceding sentence, we have not made dividend payments in the previous three years and do not intend to pay dividends in the normal course of business in fiscal 2007. In addition, we did not repurchase our stock in fiscal 2006 and we do not intend to make stock repurchases in fiscal 2007. However, we are permitted under the terms of our senior secured revolving credit facility and subject to specified conditions, to pay cash dividends on and repurchase shares of common stock.

All outstanding shares of common stock are fully paid and nonassessable. There are no subscription rights, conversion or preemptive rights or redemption or sinking fund provisions with respect to the shares of common stock.

Each share of common stock is entitled to one vote in the election of directors and other matters. Directors are elected by the vote of a plurality in interest of stockholders present in person or by proxy and entitled to vote in the election at a meeting at which a quorum is present. Common stockholders are not entitled to cumulative voting rights. Members of the A&P board of directors serve one-year terms (and until their successors are elected and qualify) and all directors are elected annually. Directors may be removed from office by the vote of a majority of the outstanding shares entitled to vote generally for the election of directors.

The quorum required at a stockholders’ meeting is a majority of the votes entitled to be cast at the meeting, represented in person or by proxy. If a quorum is present, action on a matter is approved by the vote of a majority of all the votes cast at the meeting, unless otherwise required by law or the A&P charter. The MGCL requires approval by two-thirds of all votes entitled to be cast on the matter by each voting group entitled to vote, in the case of extraordinary corporate actions, such as:

•	certain mergers;

•	with respect to the party other than the successor, a share exchange;

•	an amendment to the charter, with certain exceptions;

•

with respect to the transferor corporation, the sale, lease, exchange or other disposition of all or substantially all of the corporation’s assets, other than in the usual and regular course of business or if all of the equity interests of the transferee are owned, directly or indirectly, by the transferor corporation; or

•	the dissolution of the corporation.

Provisions Restricting a Change of Control

A&P’s charter and bylaws, as well as the provisions of the MGCL, contain provisions that may have the effect of delaying, deferring or preventing a change in control of A&P. Although A&P’s charter does not contain such a provision, the MGCL allows a corporation’s charter to contain a provision requiring for any purpose a lesser proportion of the votes of all classes or of any class of stock than the proportion required by the MGCL for that purpose, but this proportion may not be less than a majority of all votes entitled to be cast on the matter. If a corporation’s charter contains such a provision, it will affect the procedures necessary to effect a change of control.

Maryland Business Combination Act

The provisions of the Maryland Business Combination Act do not apply to business combinations of A&P because A&P had an existing interested stockholder on July 1, 1983 and its charter and bylaws do not provide otherwise. A&P may, however, opt into these provisions by charter or bylaw provision or by board resolution.

Under the Maryland Business Combination Act, certain “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Under the MGCL, an “interested stockholder” includes a person who is:

•	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the corporation; or

•

an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question.

A person is not an interested stockholder if, prior to the most recent time at which the person otherwise had become an interested stockholder, the board of directors of the corporation approved the transaction which otherwise would have resulted in the person becoming an interested stockholder.

Business combinations for the purposes of the preceding paragraph are defined by the MGCL to include certain mergers, consolidations, share exchanges and asset transfers, some issuances and reclassifications of equity securities, the adoption of certain plans of liquidation or dissolution or the receipt by an interested stockholder or its affiliate of any loan, advance, guarantee, pledge or other financial assistance or tax advantage provided by the corporation. After the five-year moratorium period has elapsed, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation voting together as a single group; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder or its affiliates or associates with whom the business combination is to be effected, voting together as a single group.

The above voting requirements of the Maryland Business Combination Act do not apply if each of the following conditions is met:

•

The aggregate amount of cash and the market value as of the later of the day prior to the stockholder vote or the twenty days prior to the closing date (or, if no stockholder vote, as of the closing date), which is referred to as the “valuation date,” of consideration other than cash to be received per share by holders of common stock is at least equal to the highest of the following:

(i)

the highest per share price paid by the interested stockholder for any shares of such stock of the same class or series within the five-year period immediately before the announcement date of the proposed business combination plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest;

(ii)

the highest per share price paid by the interested stockholder for any shares of such stock of the same class or series on or within the five-year period immediately prior to the most recent date on which the interested stockholder became an interested stockholder, which is referred to as the “determination date,” plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest;

(iii)

the market value per share of such stock of the same class or series on the announcement date of the proposed business combination plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest;

(iv)

the market value per share of such stock of the same class or series on the determination date plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest; or

(v)

the price per share equal to the market value per share of such stock of the same class or series on the announcement date of the proposed business combination or on the determination date, whichever is higher, multiplied by a fraction equal to (a) the highest per share price paid by the interested stockholder for any shares of such stock of the same class acquired by such interested stockholder within the five-year period immediately prior to the announcement date of the proposed business combination over (b) the market value per share of such stock of the same class on the first day in such five-year period on which the interested stockholder acquires any shares of such stock,

•

the aggregate amount of cash and the market value as of the valuation date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than common stock in the business combination must be at least equal to the price required for such stock of any class or series under subsections (i)–(v), above; or the highest preferential amount per share to which the holders of shares of such class or series of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, whichever is greater,

•

the consideration to be received by holders of any class of outstanding stock is cash or the same form as the interested stockholder paid for its shares. If the interested stockholder has paid for shares with varying forms of consideration, the form of consideration for such stock shall be either cash or the form used to acquire the largest number of shares previously acquired, and

•

after the determination date and prior to the consummation of the business combination there has been: (i) no failure to declare and pay full periodic dividends on any outstanding preferred stock; (ii) no reduction in the annual rate of dividends paid on any class or series of stock that is not preferred stock, except as necessary to reflect or correct any capitalization changes to the corporation; and (iii) the interested stockholder did not become the beneficial owner of any additional shares of stock except as part of the transaction which resulted in such interested stockholder becoming an interested stockholder or by virtue of proportionate stock splits or stock dividends. Clauses (i) and (ii) above do not apply if no interested stockholder, or an affiliate or associate of the interested stockholder, voted as a director in a manner inconsistent with such clauses and the interested stockholder, within ten days after any such action, notifies the board in writing that such interested stockholder disapproves of such action and requests in good faith that the board rectify such act or failure to act.

The provisions of the Maryland Business Combination Act do not apply:

•

if the business combination has, either specifically, generally, or generally by types, whether as to specifically identified or unidentified existing or future interested stockholders or their affiliation, been approved or exempted therefrom, in whole or in part, by resolution of the board of directors either (i) prior to September 1, 1983 or such earlier date as may be irrevocably established by resolution of the board of directors or (ii) at any time prior to the most recent time that an interested stockholder became an interested stockholder if such business combinations involve transactions with a particular interested stockholder or its existing or future affiliates, and

•

unless otherwise provided by the charter or bylaws of the corporation, to business combinations of a corporation which, on July 1, 1983, had an existing interested stockholder, whether such business combination is with the existing stockholder or any other person that becomes an interested stockholder after July 1, 1983 unless the board of directors elects by resolution after July 1, 1983 to be subject to the Maryland Business Combination Act, in whole or in part, specifically, generally or generally by types as to specifically identified or unidentified interested stockholders.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or by employees who are also directors of the corporation.

“Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person or with respect to which such person is entitled to exercise voting power (other than pursuant to a revocable proxy), would entitle the acquiror, directly or indirectly, to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

A “control share acquisition” means the acquisition, directly or indirectly, of ownership of or power to direct the voting power of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the board of directors, upon satisfaction of certain conditions, including the delivery of an acquiring person statement containing certain required information and the delivery of an undertaking to pay certain expenses, by written request made at the time of delivery of such acquiring person statement, to call a special meeting of stockholders to be held within fifty days after receiving both the request and undertaking to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the Maryland Control Share Acquisition Act, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved. The corporation’s redemption of the control shares will be for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or, if a meeting of stockholders is held to consider the voting rights of the shares, as of the date of such meeting. Unless the corporation’s charter or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. A&P’s charter and bylaws do not provide otherwise. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

A control share acquisition does not include:

•	shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction;

•	shares acquired or under contract to be acquired before November 4, 1988;

•	shares acquired under the laws of descent and distribution;

•	shares acquired under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the Maryland Control Share Acquisition Act; or

•	acquisitions approved or exempted by our charter or bylaws.

Neither the charter nor the bylaws of A&P exempt identified or unidentified existing or future stockholders or their affiliates or associates from the Maryland Control Share Acquisition Act. However, because Tengelmann Warenhandelsgesellschaft KG, or Tengelmann, owned a majority of

A&P’s outstanding common stock prior to November 4, 1988, the control share acquisition provisions of the MGCL do not apply to acquisitions of A&P common stock by Tengelmann made in good faith and not for the purposes of circumventing the Maryland Control Share Acquisition Act.

Subtitle 8 of Title 3 of the MGCL

Subtitle 8 of Title 3 of the MGCL allows a Maryland corporation with a class of equity securities registered under the Exchange Act to elect to be governed by certain Maryland law provisions, notwithstanding a contrary provision in the charter or bylaws. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors. The corporation, however, must have at least three directors who, at the time of electing to be subject to the provisions, are not:

•	officers or employees of the corporation;

•	persons seeking to acquire control of the corporation;

•	directors, officers, affiliates or associates of any person seeking to acquire control; or

•	nominated or designated as directors by a person seeking to acquire control.

Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland corporation elects to be subject to any or all of the provisions by board resolution or bylaw amendment or the board of directors adopts a resolution that prohibits the corporation from electing to be subject to any or all of the provisions of Subtitle 8 of Title 3. Stockholder approval is not required for the filing of articles supplementary.

The provisions to which a corporation can elect under Subtitle 8 to be subject are:

•	a classified board,

•	a requirement that the removal of directors requires the affirmative vote of two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors,

•	a requirement that the number of directors be fixed only by vote of the directors,

•

a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, and

•

a requirement that special stockholders’ meetings must be called by the corporation at the request of stockholders only upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting.

A Maryland corporation’s charter may contain a provision or the board of directors may adopt a resolution that prohibits the corporation from electing to be subject to Subtitle 8 of Title 3 of the MGCL. The A&P charter does not contain any such provision and A&P’s board of directors has not adopted any resolution containing any such prohibition.

PLAN OF DISTRIBUTION

We may sell the debt securities, preferred stock or common stock being offered by use of this prospectus and an applicable prospectus supplement:

•	through underwriters;

•	through dealers;

•	through agents; or

•	directly to purchasers.

We will set forth the terms of the offering of any securities being offered in the applicable prospectus supplement.

If we utilize underwriters in an offering of securities using this prospectus, we will execute an underwriting agreement with those underwriters. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the offered securities if any are purchased. Underwriters may sell those securities to or through dealers. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers from time to time. If we utilize underwriters in an offering of securities using this prospectus, the applicable prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered securities.

If we utilize a dealer in an offering of securities using this prospectus, we will sell the offered securities to the dealer, as principal. The dealer may then resell those securities to the public at a fixed price or at varying prices to be determined by the dealer at the time of resale.

We may also use this prospectus to offer and sell securities through agents designated by us from time to time. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

We may offer to sell securities either at a fixed price or at prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We may also use this prospectus to directly solicit offers to purchase securities. Except as set forth in the applicable prospectus supplement, none of our directors, officers, or employees nor those of our subsidiaries will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

We may authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions that we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject.

Underwriters, dealers or agents participating in a distribution of securities by use of this prospectus and an applicable prospectus supplement may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, whether received from us or from purchasers of offered securities for whom they act as agent, may be deemed to be underwriting discounts and commissions under the Securities Act.

Under agreements that we may enter into, underwriters, dealers or agents who participate in the distribution of securities by use of this prospectus and an applicable prospectus supplement may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that those underwriters, dealers or agents may be required to make.

Concurrently with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may offer from time to time shares of our common stock by means of a separate prospectus supplement and accompanying prospectus. Such shares of our common stock may be offered to the public in an offering by underwriters, dealers or agents. In addition, we may agree to loan shares of common stock to affiliates of such underwriters, dealers or agents, which affiliates we refer to as the “share borrowers,” pursuant to a share lending agreement to be described in the applicable prospectus supplement. Such share borrowers may use the borrowed shares to facilitate transactions by which investors in the notes may hedge their investments in such notes. In connection with facilitating those transactions, the share borrowers and their affiliates may receive customary, negotiated fees from investors.

In connection with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may enter into convertible debt security hedge transactions with affiliates of the underwriters. Such convertible debt security hedge transactions may reduce the potential dilution upon conversion of such debt securities. We may apply a portion of the net proceeds from the sale of such debt securities to pay the cost of such convertible debt security hedge transactions.

In connection with establishing an initial hedge of these transactions, the hedge counterparty or its affiliates may enter into various derivative transactions with respect to our common stock, concurrently with or shortly after the pricing of such debt securities. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of such debt securities.

In addition, the hedge counterparty or its affiliates will likely modify its hedge position following the pricing of such debt securities from time to time by entering into or unwinding various derivative transactions and/or purchasing or selling our common stock in secondary market transactions prior to the maturity of such debt securities (including during any settlement period in respect of any conversion of such debt securities). The effect, if any, of any of these transactions and activities on the market price of our common stock or such debt securities will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could impact the price of our common stock and the value of such debt securities and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon conversion of such debt securities and, under certain circumstances, your ability to convert such debt securities.

Underwriters, dealers, agents or their affiliates may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business, for which they have received or will receive customary compensation.

VALIDITY OF THE SECURITIES

Certain legal matters will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York and McGuire Woods LLP, Baltimore, Maryland. If counsel for any underwriter, dealer or agent passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the prospectus supplement relating to the offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to A&P’s Current Report on Form 8-K dated October 24, 2007 and the financial statement schedule incorporated in this Prospectus by reference to the Annual Report on Form 10-K of A&P for the year ended February 24, 2007 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report included in the Form 8-K contains an explanatory paragraph relating to the Company’s change in the manner in which it accounts for defined pension and other postretirement plans as described in Note 1 to the consolidated financial statements.

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this Prospectus by reference from Pathmark Stores, Inc.’s Annual Report on Form 10-K for the year ended February 3, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report related to the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of SFAS 123R and SFAS 158), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

A&P
The great atlantic &
pacific tea company
2 paragon drive
montvale, NJ 07645

8,134,002 Shares

The Great Atlantic & Pacific Tea Company, Inc.

Common Stock

Prospectus Supplement
December 12, 2007

Joint Book-Running Managers

Banc of America Securities LLC
Lehman Brothers